Registration No. 333-46538
- ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                            REGISTERED ON FORM N-8B-2


A.   BMA Variable Life Account A
     (Exact Name of Trust)

B.   Business Men's Assurance Company of America
     (Name of Depositor)

C.   BMA Tower, P.O. Box 412879
     Kansas City, MO 64141
     (Complete address of depositor's principal executive offices)

D.   Name and complete address of agent for service:

         David A. Gates

         Business Men's Assurance Company of America
         700 Karnes Blvd.
         Kansas City, Missouri 64108
         (800) 423-9398

     Copies to:

      Judith A. Hasenauer
      Blazzard, Grodd & Hasenauer, P.C.
      4401 West Tradewinds Avenue
      Suite 207
      Fort Lauderdale, Florida 33308
      (954)771-7909

E. Last Survivor Flexible Premium Adjustable Variable Life Insurance Policies (Title and amount of securities being registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

     Continuous offering

G.   Amount of Filing Fee: Not Applicable

H.   Approximate date of proposed public offering:
     As soon as practicable after the effective date of this filing.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------

                   CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item                Caption in Prospectus
- -----------                ---------------------
1(a)                       Other Information
 (b)                       The Variable Insurance Policy

2                          Other Information

3                          Not Applicable



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4                          Other Information

5                          Other Information

6(a)                       Not Applicable
 (b)                       Not Applicable

7                          Not Applicable

8                          Not Applicable

9                          Legal Proceedings

10                         Purchases; Investment Choices; Access to Your Money

11                         Investment Choices

12                         Investment Choices

13                         Expenses

14                         Purchases

15                         Purchases

16                         Purchases; Investment Choices

17                         Access to Your Money

18                         Access to Your Money

19                         Reports to Owners

20                         Not Applicable

21                         Access to Your Money

22                         Not Applicable

23                         Not Applicable

24                         Not Applicable

25                         Other Information

26                         Expenses
27                         Other Information

28                         Executive Officers and Directors of BMA

29                         Other Information

30                         Other Information

31                         Not Applicable

32                         Not Applicable

33                         Not Applicable

34                         Not Applicable

35                         Other Information

36                         Not Applicable

37                         Not Applicable

38                         Other Information

39                         Other Information

40                         Not Applicable

41                         Not Applicable

42                         Not Applicable

43                         Not Applicable

44                         Purchases

45                         Investment Choices; Other Information

46                         Purchases; Access to Your Money

47                         Not Applicable

48                         Not Applicable

49                         Not Applicable

50                         Not Applicable

51                         Other Information; Purchases

52                         Investment Choices

53                         Other Information

54                         Not Applicable

55                         Not Applicable

56                         Not Applicable

57                         Not Applicable

58                         Not Applicable

59                         Financial Statements

    LAST SURVIVOR FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
                                    ISSUED BY
                           BMA VARIABLE LIFE ACCOUNT A
                                       AND
                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

This Prospectus describes the Last Survivor Flexible Premium Adjustable Variable Life Insurance Policy (Policy) offered by Business Men's Assurance Company of America (BMA).

The Policy has been designed to be used for creation or conservation of one's estate, retirement planning and other insurance needs of individuals and businesses.

The Policy has 24 investment choices--a Fixed Account and 23 Investment Options listed below.

When You buy a Policy, to the extent You have selected the Investment Options, You bear the complete investment risk. Your Accumulation Value and, under certain circumstances, the Death Benefit under the Policy may increase or decrease or the duration of the Policy may vary depending on the investment experience of the Investment Option(s) You select.

You can put Your money in the Fixed Account and/or any of the following Investment Options:

INVESTORS MARK SERIES FUND, INC.

Managed By Standish, Ayer & Wood, Inc.
Intermediate Fixed Income
Mid Cap Equity
Money Market


Managed By Standish International Management Company, LLC
Global Fixed Income

Managed By Stein Roe & Farnham Incorporated
Small Cap Equity
Large Cap Growth

Managed By David L. Babson & Co. Inc.
Large Cap Value

Managed By Lord, Abbett & Co.
Growth & Income

Managed By Kornitzer Capital Management, Inc.
Balanced

BERGER INSTITUTIONAL PRODUCTS TRUST

Managed By BBOI Worldwide LLC
Berger IPT--International

THE ALGER AMERICAN FUND

Managed By Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

Managed By American Century Investment Management, Inc.
VP Income & Growth
VP Value

DREYFUS STOCK INDEX FUND

Managed By the Dreyfus Corporation (Index Fund Manager: Mellon Equity
Associates)

DREYFUS VARIABLE INVESTMENT FUND ("DREYFUS VIF")

Managed By the Dreyfus Corporation
Dreyfus VIF Disciplined Stock

VARIABLE INSURANCE PRODUCTS FUND ("VIP") AND VARIABLE INSURANCE
PRODUCTS FUND II ("VIP II")

Managed By Fidelity Management & Research Company
Fidelity VIP Overseas Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP II Contrafund Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.

Managed By INVESCO Funds Group, Inc.
INVESCO VIF--High Yield
INVESCO VIF--Equity Income

LAZARD RETIREMENT SERIES, INC.

Managed By Lazard Asset Management
Lazard Retirement Small Cap

Please read this Prospectus before investing and keep it on file for future reference. It contains important information about the BMA Last Survivor Flexible Premium Adjustable Variable Life Insurance Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the Commission.

The Policies:

                o are not bank deposits

                o are not federally insured

                o are not endorsed by any bank or government agency

                o are not guaranteed and may be subject to loss of principal

Date: _______, 2001

                                TABLE OF CONTENTS

                                                                            PAGE

DEFINITIONS

SUMMARY

1.       The Variable Life Insurance Policy
2.       Purchases
3.       Investment Choices
4.       Expenses
5.       Death Benefit
6.       Taxes
7.       Access To Your Money
8.       Other Information.
9.       Inquiries

PART I


1.       THE VARIABLE LIFE INSURANCE POLICY

2.       PURCHASES
         Premiums Waiver of Planned Premiums Application for a Policy Issue Ages Application of Premiums Grace Period.
         Accumulation Unit Values
         Right to Refund
         Exchange of a Policy for a BMA Policy

3.       INVESTMENT CHOICES
         Transfers
         Dollar Cost Averaging
         Asset Rebalancing Option
         Asset Allocation Option
         Substitution

4.       EXPENSES
         Premium Charge
         Monthly Deduction
         Surrender Charge
         Partial Surrender Fee
         Waiver of Surrender Charges
         Reduction or Elimination of the Surrender Charge
         Transfer Fee
         Taxes
         Investment Option Expenses

5.       DEATH BENEFIT
         Change in Death Benefit Option
         Change in Specified Amount
         Guaranteed Minimum Death Benefit
         Accelerated Death Benefit

6.       TAXES
         Life Insurance in General
         Taking Money Out of Your Policy
         Diversification

7.       ACCESS TO YOUR MONEY
         Loans
         Surrenders

8.       OTHER INFORMATION
         BMA

         The Separate Account
         Distributors
         Administration
         Suspension of Payments or Transfers
         Ownership

PART II

         Executive Officers and Directors of BMA Officers and Directors of Jones & Babson, Inc. Voting Legal Opinions Reduction or Elimination of Surrender Charge Net Amount at Risk Maturity Date Misstatement of Age or Sex.
         Our Right to Contest
         Payment Options
         Federal Tax Status
         Reports to Owners
         Legal Proceedings
         Experts
         Financial Statements

APPENDIX A--Illustration of Policy Values

APPENDIX B--Rates of Return

                                   DEFINITIONS

Accumulation Value: The sum of Your Policy values in the Subaccounts, the Fixed Account and the Loan Account.

Accumulation Unit: A unit of measure used to calculate Your Accumulation Value in the Subaccounts.

Age: Issue Age is age last birthday on the Policy Date. Attained Age is the Issue Age plus the number of completed Policy Years.

Authorized Request: A request, in a form satisfactory to Us, which is received by the BMA Service Center.

Beneficiary: The person who is named in the application or at a later date to receive the Death Proceeds of the Policy or any rider(s).

BMA: Business Men's Assurance Company of America.

Business Day: Each day that the New York Stock Exchange is open for business. The Separate Account will be valued each Business Day.

Cash Surrender Value: The Accumulation Value less the surrender charge, if any, and less any Indebtedness.

Death Benefit: The amount used to determine the Death Proceeds payable upon the death of the last surviving Insured while the Policy is in force. The Death Benefit can be either Level or Adjustable.

Death Proceeds: The Death Proceeds equal the Death Benefit less any
Indebtedness.

Fixed Account: A portion of the General Account into which You can allocate Net Premiums or transfer Accumulation Values. It does not share in the investment experience of any Subaccount of the Separate Account.

General Account: Our general investment account which contains all of Our assets with the exception of the Separate Account and other segregated asset accounts.

Grace Period: The 61 days that follow the date We mail a notice to You for payment if the Cash Surrender Value is not sufficient to cover the Monthly Deduction.

Indebtedness: Unpaid Policy loans plus unpaid Policy loan interest.

Initial Base Policy Specified Amount: The amount of coverage selected by You at the time of application and which will be used to determine the Death Benefit.

Insureds: The two persons whose lives are insured under the Policy.

Investment Option(s): Those investment options available through the Separate Account.

Loan Account: An account established within Our General Account for any amounts transferred from the Fixed Account and the Separate Account as a result of loans. The Loan Account is credited with interest and is not based on the experience of any Separate Account.

Maturity Date: The date the Accumulation Value, less any Indebtedness, becomes payable to You if at least one of the Insureds is living on the Maturity Date and the Policy is in force. Insurance may terminate prior to the Maturity Date if no Premiums are paid after the initial Premium or if additional Premiums are not sufficient to continue insurance to such date. Insurance is also affected by any changes in monthly deductions, the investment performance of the selected Subaccounts and the amount of interest We credit to the Fixed Account depending upon Your selections.

Monthly Anniversary Day: The same day of each month as the Policy Date for each succeeding month the Policy remains in force. If the Monthly Anniversary falls on a day that is not a Business Day, any Policy transaction due as of that day will be processed the first Business Day following such date.

Monthly Deduction: On the Policy Date and each Monthly Anniversary Day thereafter We deduct certain charges from Your Policy.

Net Premium: We deduct a Premium Charge from each Premium paid. The Net Premium is the Premium paid less the Premium Charge.

Owner: The Insureds are the Owner unless otherwise designated. If the Policy has joint Owners, then all reference to Owner includes the joint Owner.

Policy Anniversary: The same month and day as the Policy Date for each succeeding year the Policy remains in force.

Policy Date: The date by which Policy months, years and anniversaries are measured.

Policy Month: The one month period from the Policy Date to the same date of the next month, or from one Monthly Anniversary Day to the next.

Policy Year: The one year period from the Policy Date to the first Policy Anniversary or from one Policy Anniversary to the next.

Premium: A payment You make towards the Policy that does not re-pay any Indebtedness.

Rate Class: This is anything that would affect the level of Your Premium, such as health status and tobacco use.

Reinstatement: To restore coverage after the Policy has terminated.

Separate Account: A segregated asset account maintained by Us in which a portion of Our assets has been allocated for this and certain other policies.

Service Center: The office indicated in the Summary to which notices, requests and Premiums must be sent. All sums payable to Us under the Policy are payable only at the Service Center.

Specified Amount: The Initial Base Policy Specified Amount plus each increase to the Specified Amount and less each decrease to the Specified Amount.

Underwriting Process: The underwriting process begins the day We receive Your application at the Service Center and ends the day We receive and approve all required documents, including the initial Premium, necessary to put the Policy in force.

Us, We, Our: Business Men's Assurance Company of America.

You, Your, Yours: The Owner of the Policy.

                                     SUMMARY

The prospectus is divided into three sections: Summary, Part I and Part II. The sections in this summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Even more detailed information is contained in Part II.

1. THE VARIABLE LIFE INSURANCE POLICY: The variable life insurance policy offered by BMA is a contract between You, the Owner, and BMA, an insurance company.

The Policy provides for life insurance coverage on the lives of two persons who are referred to as the Insureds. Upon the death of the last surviving Insured the payment of the Death Proceeds will be made to your selected Beneficiary, which should be excludable from the gross income of the Beneficiary. However, under some circumstances estate taxes may apply. The Policy can be used to create or conserve one's estate or to save for retirement. The Policy can also be used for certain business purposes, such as keyman insurance. The Insureds are the Owner of the Policy unless you tell us otherwise.

Under the Policy, You may, subject to certain limitations, make Premium payments, in any amount and at any frequency. The Policy provides an
Accumulation Value, surrender rights, loan privileges and other features traditionally associated with life insurance.

The Policy has a no-lapse guarantee in the first five years providing the no-lapse Monthly Minimum Premiums are paid. The Policy can lapse (terminate without value) when the Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period of 61 days has expired without an adequate payment being made.

You should consult Your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to Your Policy.

2. PURCHASES: You can buy the Policy by completing the proper forms. Your registered representative can help You. The minimum initial Premium We will accept will be computed for You with respect to the Specified Amount You have requested. In some circumstances We may contact You for additional information regarding the Insureds and may require the Insureds to provide Us with medical records, a physician's statement or a complete paramedical examination.

The Policy is a flexible premium policy and unlike traditional insurance policies, there is no fixed schedule for Premium payments after the initial Premium. Although you may establish a schedule of Premium payments (Planned Premium), if you fail to make the Planned Premium payments it will not necessarily cause the Policy to lapse nor will paying the Planned Premium payments guarantee that a Policy will remain in force until maturity. Under most circumstances it is anticipated that You will need to make additional Premium payments, after the initial Premium, to keep the Policy in force.

3. INVESTMENT CHOICES: You can put Your money in the Fixed Account or in any or all of the Investment Options which are briefly described in Section 3--Investment Choices and are more fully described in the prospectuses for the funds.

4. EXPENSES: The Policy has both insurance and investment features, and there are costs related to each that reduce the return on Your investment.

We deduct a Premium Charge from each Premium payment made. The Premium Charge is as follows:

         Policy Years 1-10:                  8.0% of all Premiums.

         Policy Years 11 and later:          4.0% of all Premiums.

We deduct a Policy Charge each month from the unloaned Accumulation Value of the Policy. The Policy Charge is as follows:

         Policy Year 1:             $35 each month

         Policy Years 2 and later: Currently, $7.50 each month. This charge is not guaranteed and may be increased, but it will not exceed $10.

We deduct a Per $1,000 of Specified Amount Charge each month from the unloaned Accumulation Value of the Policy. The Per $1,000 of Specified Amount Charge is equal to $.08 per month per $1,000 of Initial Base Policy Specified Amount for the first Policy Year. This charge will also be assessed during the 12 months following an increase to the Specified Amount.

We deduct a Risk Charge each month from the unloaned Accumulation Value of the Policy. The Risk Charge is calculated as follows:

          Policy Years 1-15:                 Each month, 0.07%, on a monthly
                                             basis, of the Accumulation Value
                                             in the Separate Account.

          Policy Years 16 and later: Each month, 0.03%, on a monthly basis, of the Accumulation Value in the Separate Account.

Each month We will make a deduction from the unloaned Accumulation Value of the Policy for the cost of insurance. This charge will depend upon the Specified Amount, Your Accumulation Value, the sex, age and Rate Class of each Insured and the Policy Year. We may also charge for any riders attached to the Policy.

There are also daily investment charges which apply to the average daily value of the Investment Options. These charges are deducted from the Investment Options and range on an annual basis from .26% to 1.25%, depending on the Investment Option.

We may assess a surrender charge which depends upon Your Initial Base Policy Specified Amount, the year of surrender, issue Age, sex and Rate Class. The maximum surrender charge that will be deducted is $40.00 per $1,000 specified amount. The maximum charge varies by issue Age, sex and tobacco use and ranges from $1.50 to $40.00 per $1,000. See "Expenses--Surrender Charge" in Part I for more information. The surrender charge for total surrenders is level for the first three Policy Years then grades down (pursuant to a set formula) each month beginning in the forth Policy Year and is zero in Policy Years 16 and later. Your Policy is issued with a surrender charge schedule which shows the surrender charge at the end of the Policy Year. The charge is not affected by the addition of riders.

When You make a partial surrender, We assess a pro-rata portion of the surrender charge. In the event that You increase Your Specified Amount, a new surrender charge schedule will be imposed on the increased amount.

There is a partial surrender fee of $25 assessed for any partial surrender in addition to any surrender charge that may be assessed. The partial surrender fee is deducted from the unloaned Accumulation Value of the Policy.

Each  transfer  after  12  in  any  calendar   year,   unless  the  transfer  is
pre-scheduled, will incur a transfer fee of $25.

5. DEATH BENEFIT: The amount of the Death Benefit depends on:

     o    the Specified Amount of Your Policy,

     o the Death Benefit option in effect at the time of the last surviving Insured's death, and

     o    under some circumstances, Your Policy's Accumulation Value.

There are two Death Benefit options: Level Death Benefit and Adjustable Death Benefit. Under certain circumstances, You can change Death Benefit options. You can also change the Specified Amount under certain circumstances.

The actual amount payable to Your Beneficiary is the Death Proceeds which is equal to the Death Benefit less any Indebtedness. At the time of application for a Policy, You designate a Beneficiary who is the person or persons who will receive the Death Proceeds. You can change Your Beneficiary unless You have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

All or part of the Death Proceeds may be paid in a lump sum or applied under one of the Payment Options contained in the Policy.

6. TAXES: Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the Death Proceeds paid under the Policy should be excludable from the gross income of the Beneficiary. Your earnings in the Policy are not tasked until You take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If You are younger than 59 1/2 when You take money out of a MEC, You may also be subject to a 10% federal tax penalty on the earnings withdrawn.

7. ACCESS TO YOUR MONEY: You can terminate the Policy at any time and We will pay You the Cash Surrender Value. After the first Policy Year, You may surrender a part of the Cash Surrender Value subject to the requirements of the Policy. When You terminate Your Policy or make a partial surrender, a surrender charge (or a portion thereof in the case of a partial surrender) may be assessed.

You can also borrow some of Your Accumulation Value.

8.       OTHER INFORMATION:

Free Look.

You can cancel the Policy within ten days after You receive it (or whatever period is required in Your state) and We will refund all Premiums paid less any Indebtedness. Upon completion of the Underwriting Process, We will allocate the initial Net Premium to the Money Market Portfolio for fifteen days (or the Free Look period required in Your state plus five days). After that, We will invest Your Accumulation Value as You requested.

Who Should Purchase the Policy?

The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their Policies through investment in the Investment Options.

The Policy offers the following to individuals:

     o    create or conserve one's estate.

     o    supplement retirement income.

     o    access to funds through loans and surrenders.

The Policy offers the following to businesses:

     o    protection for the business in the event a key employee dies.

     o    provide debt protection for business loans.

     o create a fund for employee benefits, buy-outs and future business needs.

If You currently own a variable life insurance policy on the life of any of the Insureds, You should consider whether the purchase of the Policy is appropriate.

Also, You should carefully consider whether the Policy should be used to replace an existing Policy on the life of either of the Insureds.

Additional Features

     o You can arrange to have a regular amount of money automatically transferred from the Money Market Portfolio to the Investment Options each month, theoretically giving You a lower average cost per unit over time than a single one time purchase. We call this feature the Dollar Cost Averaging Option.

     o We will automatically readjust Your money between Investment Options periodically to keep the blend You select. We call this feature the Asset Rebalancing Option.

     o If the Insureds get a divorce or, under certain circumstances, if there is a significant change to the Federal Tax Law, We will exchange the Policy for two individual Policies. We call this feature the Exchange Option Rider.

     o If You pay a certain required Premium, We guarantee that the Policy will not lapse even if Your Accumulation Value is not sufficient to cover the Monthly Deductions. We call this feature the Guaranteed Minimum Death Benefit Rider.

     o We also offer a number of additional riders that are common for universal life policies.

These features and riders may not be available in Your state and may not be suitable for Your particular situation.

9.       INQUIRIES: If You need more information about buying a Policy, please contact Us at:

           BMA
           P.O. Box 412879
           Kansas City, Missouri 63127-1690

         If You need policy owner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact Us at our service center:

         BMA
         9735 Landmark Parkway Drive
         St. Louis, Missouri 63127-1690
         1-800-423-9398

                                     PART I

1.        THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between You, the Owner, and BMA, an insurance company. The Policy can be used to create or conserve one's estate and for retirement planning for individuals. It can also be used for certain business purposes.

The Policy provides for life insurance coverage on the lives of two persons (the "Insureds") and has Accumulation Values, a Death Benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance policy, the Accumulation Value, to the extent invested in the Investment Options, will increase or decrease depending upon the investment experience of those Investment Options. The duration or amount of the Death Benefit may also vary based on the investment performance of the underlying Investment Options. To the extent you allocated premium or accumulation value to the separate account, you bear the investment risk. If the Cash Surrender Value is insufficient to pay the Monthly Deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a Death Benefit which will be paid to Your named Beneficiary. Upon the death of the last surviving Insured, the Death Proceeds are paid to Your Beneficiary which should be excludable from the gross income of the Beneficiary. However, under some circumstances estate taxes may apply. The tax-free Death Proceeds makes this an excellent way to accumulate money You don't think you'll use in Your lifetime and is a tax-efficient way to provide for those You leave behind. If You need access to Your money, You can borrow from the Policy or make a total or partial surrender.

You should consult Your Policy for further understanding of its terms and conditions and for any state-specific provisions and variances that may apply to Your Policy.

2.       PURCHASES

PREMIUMS

Premiums are the monies You give Us to buy the Policy. The Policy is a Flexible Premium Policy which allows You to make Premium payments in any amount and at any time, subject of course to making sufficient Premium payments to keep the Policy in force. Even though the Policy is flexible, when You apply for coverage You can establish a schedule of Premium payments (Planned Premium). The Planned Premium is selected by You. Thus they will differ from Policy to Policy. You should consult Your Registered Representative about Your Planned Premium.

We guarantee that the Policy will stay in force for the first five years after issue if total Premiums paid are at least as great as:

     1.   the cumulative five year No-Lapse Monthly Minimum Premium; plus

     2.   the total of all partial surrenders made; plus

     3.   Indebtedness.

We will establish a No-Lapse Monthly Minimum Premium at the time you apply for coverage which is the smallest level of Planned Premium.

The Policy will remain in force if the Cash Surrender Value is greater than the next Monthly Deduction regardless of how long it has been in force.

Additional Premiums may be paid at any time. However, We reserve the right to limit the number and amount of additional Premiums. Under some circumstances, We may require evidence that the Insureds are still insurable. All Premiums are payable at the Service Center.

APPLICATION FOR A POLICY

In order to purchase a Policy, You must submit an application to Us that requests information about the proposed Insureds. In some cases, We will ask for additional information. We may request that the Insureds provide Us with medical records, a physician's statement or possibly require other medical tests.

ISSUE AGES

We currently issue to Insureds whose ages are 20-90. The older Insured must be no older than 90 and the younger Insured must be no older than 85. Standard rates are issued to ages 20-90 and Preferred rates are issued to ages 20-85.

We will review all the information We are provided about the Insureds and determine whether or not the Insureds meet Our standards for issuing the Policy. This process is called underwriting. If the Insureds meet all of Our underwriting requirements, We will issue a Policy. There are several underwriting classes under which the Policy may be issued.

The underwriting period could be up to 60 days or longer from the time the application is signed. If We receive the initial Premium with the application, Your Registered Representative will give you a conditional receipt. If You receive a conditional receipt, you will be eligible for conditional coverage. The conditional coverage, if You meet the conditions specified on the conditional receipt, will be effective from the later date of the application, a medical exam, if required, or a date You request (it must be within 60 days of the date of the application). It will expire 60 days from the effective date.

The conditional insurance is subject to a number of restrictions and is only applicable if the proposed Insureds were an acceptable risk for the insurance applied for.

APPLICATION OF PREMIUMS

When You purchase a Policy and We receive money with Your application, We will initially put Your money in Our General Account. Your money will remain in Our General Account during the Underwriting Process. Upon completion of the Underwriting Process, Your money will be moved to the Money Market Portfolio where it will remain for 15 days (or the period required in Your state plus five days). After the 15 days, We will allocate Your money less any charges, plus interest earned to the Investment Option(s) You requested in the application. All allocation directions must be in whole percentages. If You pay additional Premiums, We will allocate them in the same way as Your first Premium unless You tell Us otherwise.

If You change Your mind about owning a Policy, You can cancel it within 10 days after receiving it (or the period required in Your state) (Free Look Period). (If the Owner is a resident of California and is age 60 or older, the period is 30 days.) When You cancel the Policy within this time period, We will not assess a Surrender Charge and will give You back Your Premium payment less any Indebtedness.

When Your application for the Policy is in good order, We will invest Your first Premium in the Money Market Portfolio within two days after We have completed Our underwriting. Subsequent Premiums will be allocated in accordance with the selections in Your application. If as a result of Our underwriting review, We do not issue You a Policy, We will return Your Premium, and interest, if any, required by Your state. If We do issue a Policy, on the Policy Date We will deduct the first Monthly Deduction and credit interest. The maximum first Monthly Deduction is 100% of the first net Premium paid. The maximum deduction that We will take from the Premium is 8.0% of the Premium paid.

EXCHANGE OPTION

We will exchange this Policy for two individual Policies on the life of each Insured, subject to the following occurrences:

     1. A final divorce decree on the Insureds' marriage is issued and in effect for 6 months. The Insureds must have been married to each other on the Policy Date.

     2. A significant change to the Federal Tax Law of the Internal Revenue Code that results in (1) or (2) below:

          a)   The repeal of the unlimited marital deduction provision; or

          b) The tax rate in the maximum federal estate bracket is reduced to 25% or less.

The exercise of this option to exchange the policy for two individual policies may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any option under this rider.

GRACE PERIOD

Your Policy will stay in effect as long as Your Cash Surrender Value is sufficient to cover Monthly Deductions. If the Cash Surrender Value of Your Policy is not enough to cover these deductions, We will mail You a notice. You will have 61 days from the time the notice is mailed to You to send Us the required payment. This is called the Grace Period. During the first five Policy Years, the Policy will not terminate if the cumulative Premiums paid equal the No-Lapse Monthly Premium shown in the Policy times the number of monthly Anniversary Days that have occurred plus one. The cumulative Premiums paid are equal to:

     o    the total Premiums paid; less

     o    any Indebtedness; less

     o any partial surrenders, Partial Surrender Fees assessed and any pro-rata charge assessed for the partial surrenders.

If the last surviving Insured dies during the Grace Period, the Premiums required to provide coverage to the date of the last surviving Insureds' death will be deducted from any amounts payable under the policy.

ACCUMULATION UNIT VALUES

The value of Your Policy that is invested in the Investment Option(s) will go up or down depending upon the investment performance of the Investment Option(s) You choose. In order to keep track of the value of Your Policy, We use a unit of measure We call an Accumulation Unit. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day We determine the value of an Accumulation Unit for each of the Investment Options. The value of an Accumulation Unit for any given Business Day is determined by multiplying a factor We call the net investment factor times the value of the Accumulation Unit for the previous Business Day. We do this for each Investment Option. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share. Our Business Days are each day that the New York Stock Exchange is open for business. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

When You make a Premium payment, We credit Your Policy with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of Net Premium allocated to an Investment Option by the value of the Accumulation Unit for the Investment Option for the Business Day when the Premium payment is applied to Your Policy.

We calculate the value of an Accumulation Unit for each Investment Option after the New York Stock Exchange closes each Business Day and then apply it to Your Policy.

When We assess the Monthly Deductions, We do so by deducting Accumulation Units from Your Policy. When You have selected more than one Investment Option and/or the Fixed Account, We make the deductions pro-rata from all the Investment Options and the Fixed Account.

When You make a surrender We determine the number of Accumulation Units to be deducted by dividing the amount of the surrender from an Investment Option by the value of an Accumulation Unit for the Investment Option. The resulting number of Accumulation Units is deducted from Your Policy. When You make a transfer from one Investment Option to another We treat the transaction by its component parts, i.e. a surrender and a purchase.

EXAMPLE:

         On Monday We receive a Premium payment from You. You have told Us You want $700 of this payment to go to the Large Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, We determine that the value of an Accumulation Unit for the Large Cap Value Portfolio is $12.70. We then divide $700 by $12.70 and credit Your Policy on Monday night with 55.12 Accumulation Units for the Large Cap Value Portfolio.

RIGHT TO REFUND

To receive the tax treatment accorded life insurance under Federal laws, insurance under the Policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code. To maintain qualification to the maximum extent permitted by law, We reserve the right to return Premiums you have paid which We determine will cause any coverage under the Policy to fail to qualify as life insurance under applicable tax law and any changes in applicable tax laws or will cause it to become a Modified Endowment Contract (MEC). Additionally, We reserve the right to make changes in the Policy or to make distributions to the extent We determine necessary to continue to qualify the Policy as life insurance and to comply with applicable laws. We will provide You advance written notice of any change.

If subsequent Premium payments will cause Your Policy to become a MEC We will contact You prior to applying the Premium. If You elect to have the Premium applied, We require that You acknowledge in writing that You understand the tax consequences of a MEC before We will apply the Premiums. Section 6 contains a discussion of certain tax considerations, including MECs.

EXCHANGE OF A POLICY FOR A BMA POLICY

Under federal tax law a life insurance policy may be exchanged tax-free for another life insurance policy. However, a policy received in exchange for a MEC will also be treated as a MEC. Any exchange of a policy for a BMA Policy must meet Our policy exchange rules in effect at that time.

3.       INVESTMENT CHOICES

The Policy offers 24 investment choices--a Fixed Account and 23 Investment Options. Additional Investment Options may be available in the future.

You should read the prospectuses for these funds carefully. Copies of these prospectuses will be sent to you with your Policy. Certain portfolios contained in the fund prospectuses may not be available with Your Policy. Below is a summary of the investment objectives and strategies of each Investment Option. There can be no assurance that the investment objectives will be achieved. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks of each Investment Option.

Shares of the funds are offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with BMA. Certain portfolios are also sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

BMA may enter into  certain  arrangements  under which it is  reimbursed  by the
Investment   Options'   advisers,   distributors   and/or   affiliates  for  the
administrative services which it provides to the Investment Options.

The investment objectives and policies of certain of the Investment Options are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers.

An Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow.

INVESTORS MARK SERIES FUND, INC.

Investors Mark Series Fund, Inc. is managed by Investors Mark Advisors, LLC (Adviser), which is an affiliate of BMA. Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios. Each Investment Option has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual Investment Options. The following Investment Options are available under the Policy:

Standish, Ayer & Wood, Inc. is the Sub-Adviser to the following Portfolios:

          Intermediate Fixed Income Portfolio

The goal of this Portfolio is a high level of current income with stability of principal and liquidity. The Portfolio seeks to accomplish this by investing in intermediate term, high-quality corporate and mortgage-backed fixed income investments. The average maturity of the investments in the Portfolio is five to thirteen years. The Portfolio also looks for other opportunities to invest in securities that have the potential for capital appreciation, but are not likely to add risk to the Portfolio.

         Mid Cap Equity Portfolio

The goal of the Portfolio is to achieve long-term growth by investing in the common stock of mid-sized U.S. companies.

Stocks must meet two criteria in order to be included in the Portfolio:

     o    they must have above-average growth potential and momentum, and

     o they must be undervalued, or "cheap," relative to other stocks and the market as a whole.

The Portfolio's Adviser uses both mathematical models and years of experience in individual judgment to make the stock buy and sell decisions for the Portfolio.

         Money Market Portfolio

The goal of this Portfolio is to earn the highest possible level of current income while preserving capital and maintaining liquidity. It invests in carefully selected short-term fixed income securities issued by the U.S. government and its agencies and by other stable financial institutions.

Standish International Management Company, LLC is the Sub-Adviser to the following Portfolio:

         Global Fixed Income Portfolio

The Portfolio's objective is to maximize total return and to generate a market level return while preserving both liquidity and principal. Typically, assets are diversified across ten or more countries.

Stein Roe & Farnham Incorporated is the Sub-Adviser to the following Portfolios:

         Small Cap Equity Portfolio


This Portfolio seeks long-term growth by investing in small and medium-sized companies that the Portfolio's Adviser believes have the potential to grow at above average rates. The Portfolio's Adviser seeks to invest in companies who compete in large and growing markets and possess ready access to capital, growing market share, strong management teams with ownership interests, and a business strategy designed to fully exploit future growth opportunities.


         Large Cap Growth Portfolio

The goal of this Portfolio is long-term capital appreciation. The Portfolio invests, under normal circumstances, at least 65 percent of its total assets in common stocks and other equity type securities believed to have the ability to appreciate in value over time. The Portfolio's Adviser seeks to invest in companies that it believes have the potential to maintain their competitive advantages and to create wealth over a long period of time.

David L. Babson & Co., Inc. is the Sub-Adviser to the following Portfolio:

         Large Cap Value Portfolio

The goal of this Portfolio is long-term capital growth. It invests in common stocks that are seen as undervalued, or "cheap," relative to corporate earnings, dividends, and/or assets-striving to achieve above-average return with below average risk.

Lord, Abbett & Co. is the Sub-Adviser to the following Portfolio:

         Growth & Income Portfolio

This Portfolio is seeks long-term growth of capital and income without excessive fluctuation in market value. It invests in large, seasoned companies in sound financial condition that are expected to show above average price appreciation.

Kornitzer Capital Management, Inc. is the Sub-Adviser to the following
Portfolio:

         Balanced Portfolio

The goal of this Portfolio is both long-term capital growth and high current income. It invests in both stocks and fixed income securities. The balance of stocks and bonds in the Portfolio can change based on the Portfolio Adviser's view of economic conditions, interest rates, and stock prices. Generally, the Portfolio's assets will be invested in common stocks, in high yielding corporate bonds, and in convertible securities. Convertible securities offer current income like a corporate bond, but can also provide capital appreciation through their conversion feature (the right to convert to common stock).

BERGER INSTITUTIONAL PRODUCTS TRUST

Berger Institutional Products Trust is a mutual fund with multiple portfolios. BBOI Worldwide LLC is the adviser to the Berger IPT-International Fund. BBOI Worldwide LLC has retained Bank of Ireland Asset Management (U.S.). The following Investment Option is available under the Policy:

         Berger IPT-International Fund

The goal of this Fund is long-term capital appreciation through investments in non-U.S. equity securities of well-established companies. The primary focus of the fund is on undervalued, or "cheap," stocks of mid-sized to large companies.

THE ALGER AMERICAN FUND

The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as the investment adviser. The following Investment Options are available under the Policy:

         Alger American Growth Portfolio

This portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.


    Alger American Leveraged AllCap Portfolio

This portfolio seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

         Alger American MidCap Growth Portfolio

This Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index(R).

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc. The following Investment Options are available under the Policy:

         VP Income & Growth

This Portfolio seeks dividend growth, current income, and capital appreciation by investing in common stocks. The Portfolio invests in mainly large company stocks, such as those in the Standard & Poor's 500 Composite Stock Price Index, but it also may invest in the stocks of small and medium-size companies. The management team strives to outperform the Standard & Poor's 500 Composite Stock Price Index over time while matching its risk characteristics.

         VP Value

This Portfolio seeks long-term capital growth as a primary objective and income as a secondary objective. It invests in well-established companies that the Portfolio's Adviser believes are undervalued at the time of purchase.

DREYFUS STOCK INDEX FUND

The Dreyfus Corporation serves as the Fund's manager. Dreyfus has hired its affiliate, Mellon Equity Associates, to serve as the Fund's index fund manager and provide day-to-day management of the Fund's investments.

The objective of this Portfolio is to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500). To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND

The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment adviser. The following Investment Option is available under the Policy:

         Dreyfus VIF Disciplined Stock Portfolio

This Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the portfolio invests in a blended portfolio of growth and value stocks chosen through a disciplined investment process.

VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II

Variable Insurance Products Fund and Variable Insurance Products Fund II are each mutual funds managed by Fidelity Management & Research Company. The following Investment Options are available under the Policy:

         Fidelity VIP Overseas Portfolio

This Portfolio seeks long-term growth of capital by investing at least 65% of total assets in foreign securities and allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

         Fidelity VIP Growth Portfolio

This Portfolio seeks to achieve capital appreciation by investing primarily in common stocks of companies that the Adviser believes have above-average growth potential (stocks of these companies are often called "growth" stocks).

         Fidelity VIP II Contrafund Portfolio

This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of companies whose value the Adviser believes is not fully recognized by the public.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser. The following Investment Options are available under the Policy:

         INVESCO VIF--High Yield Fund

The objective of this Portfolio is to seek a high level of current income by investing substantially all of its assets in lower-rated debt bonds and other debt securities as well as preferred stock. A secondary goal is long-term capital appreciation.

          INVESCO VIF--Equity Income Fund

This Portfolio seeks high total return through both growth and current income. The Portfolio normally invests primarily in dividend paying common and preferred stocks. The remaining assets are generally invested in income producing securities such as corporate bonds; however, in order to take advantage of strong equity markets, there are no limits on the amount of equity securities in which the Portfolio may invest.The Portfolio may invest up to 30 percent of its total assets in non-dividend paying common stocks.

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, a New York limited liability company, is the investment manager for each portfolio. The following Investment Option is available under the Policy:

         Lazard Retirement Small Cap Portfolio

This Portfolio seeks long-term capital appreciation. It invests primarily in equity securities, principally common stocks, of relatively small U.S. companies with market capitalizations in the range of the Russell 2000(R) Index that the manager believes are undervalued based on their earnings, cash flow or asset values.

TRANSFERS

You can transfer money among the Fixed Account and the Investment Options. You can make 12 free transfers each calendar year. You can make a transfer to or from the Fixed Account and to or from any Investment Option. If You make more than 12 transfers in a calendar year, there is a transfer fee deducted. The fee is $25 per transfer. The following apply to any transfer:

     1. The minimum amount which You can transfer from the Fixed Account or any Investment Option is $250 or Your entire interest in the Investment Option or the Fixed Account, if the remaining balance is less than $250.

     2. The maximum amount which can be transferred from the Fixed Account is limited to 25% of the Accumulation Value in the Fixed Account. Only one transfer out of the Fixed Account is allowed each Calendar Year. These requirements are waived if the transfer is pursuant to a pre-scheduled transfer.

     3. The minimum amount which must remain in any Investment Option or Fixed Account after a transfer is $250.

     4. A transfer will be effective as of the end of the Business Day when We receive an Authorized Request at the Service Center.

     5. Neither We nor Our Service Center is liable for a transfer made in accordance with Your instructions.

     6. We reserve the right to restrict the number of transfers per year and to restrict transfers from being made on consecutive Business Days.

     7. Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to or from one or more of the Investment Options and could include but not be limited to:

          o    a requirement of a minimum time period between each transfer;

          o not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Owner; or

          o limiting the dollar amount that may be transferred by an Owner at any one time.

TELEPHONE TRANSFERS

You may elect to make transfers by telephone. To elect this option You must do so in an Authorized Request. If there are Joint Owners, unless We are instructed to the contrary, instructions will be accepted from either one of the Joint Owners. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If We do not, We may be liable for any losses due to unauthorized or fraudulent instructions. The Service Center tape records all telephone instructions. Transfers do not change the allocation instructions for future Premiums.

DOLLAR COST AVERAGING

The Dollar Cost Averaging Option allows You to systematically transfer a set amount each month from the Money Market Portfolio to any of the other Investment Option(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, You may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $250. You must have an unloaned Accumulation Value of at least $5,000. The amount required to complete Your program must be in the source account in order to participate in dollar cost averaging.

All dollar cost averaging transfers will be made on the 15th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You must participate in dollar cost averaging for at least 6 months.

If You participate in dollar cost averaging, the transfers made under this option are not taken into account in determining any transfer fee. Currently, there is no charge for participating in Dollar Cost Averaging.

ASSET REBALANCING OPTION

Once Your money has been allocated among the Investment Options, the performance of the Accumulation Value of each option may cause Your allocation to shift. If the unloaned Accumulation Value of Your Policy is at least $5,000, You can direct Us to automatically rebalance Your Policy each quarter to return to Your original percentage allocations by selecting Our asset rebalancing option. The program will terminate if You make any transfer outside of the Investment Options You have selected under the asset rebalancing option. The minimum period to participate in this program is 6 months. The transfer date will be the 15th of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. The Fixed Account is not part of asset rebalancing.

If You participate in the asset rebalancing option, the transfers made under the program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the asset rebalancing option.

ASSET REBALANCING EXAMPLE:

Assume that You want the Accumulation Value split between two Investment Options. You want 40% to be in the Intermediate Fixed Income Portfolio and 60% to be in the Mid Cap Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Intermediate Fixed Income Portfolio now represents 50% of Your holdings because of its increase in value. If You had chosen to have Your holdings rebalanced quarterly, on the first day of the next quarter, We would sell some of Your units in the Intermediate Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Mid Cap Equity Portfolio to increase those holdings to 60%.

SUBSTITUTION

We may be required to substitute one of the Investment Options You have selected with another Investment Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give You notice of Our intent to do this.

4.       EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on Your investment in the Policy. The charges and expenses are:

PREMIUM CHARGE

We deduct a Premium Charge from each Premium payment You make. We consider a portion of the Premium Charge a sales load. The sales load portion is 5.0% of Premiums paid during the first ten Policy Years and 2.0% of Premiums paid thereafter. The portion of the Surrender Charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the Policy is surrendered during the first fifteen Policy Years. The Premium Charge is as follows:

           Policy Years 1-10:                  8.0% of all Premiums.

           Policy Years 11 and later:          4.0% of all Premiums.

The Premium Charge is to cover some of Our costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, DAC tax (Deferred Acquisition Costs) and administrative costs.

MONTHLY DEDUCTION

The initial Monthly Deduction is made on the Policy Date. On each Monthly Anniversary Day We make a Monthly Deduction from the Accumulation Value of Your Policy. The Monthly Deduction will be taken on a pro-rata basis from the Investment Options and the Fixed Account, exclusive of the Loan Account. The Monthly Deduction equals:

     o    the Cost of Insurance for the Policy; plus

     o    the monthly rider charges, if any; plus

     o    the Per $1,000 of Specified Amount Charge; plus

     o    the Risk Charge; plus

     o    the monthly Policy Charge.

Cost of Insurance. This charge compensates Us for insurance coverage provided for the month. The cost of insurance charge for a Policy month equals the appropriate current cost of insurance rate per $1,000, including any special Rate Classes, times the net amount at risk. The net amount at risk is different for the Level Death Benefit Option and the Adjustable Death Benefit Option. Part II contains a more detailed description of the net amount at risk.

The monthly cost of insurance rate, per $1,000 of net amount at risk, is based on:

     o    issue Age of each of the Insureds;

     o    sex of each of the Insureds;

     o    Rate Class of each of the Insureds; and

     o    the Policy Year.

We will determine the monthly cost of insurance rates based on the expectations as to future experience. We may charge less than the maximum cost of insurance rates as shown in the Table of Cost of Insurance Rates contained in Your Policy. Any change in the cost of insurance rates will apply to Insureds of the same Age, sex, Rate Class and Policy Year. The cost of insurance rates are greater for Insureds in special Rate Classes.

Monthly Rider Charges. We charge separately for any riders attached to the Policy. We deduct the cost of the riders for a Policy Month as part of the Monthly Deduction on each Monthly Anniversary Day.

Per $1,000 of Specified Amount Charge. We assess a Per $1,000 of Specified Amount Charge which is equal to $0.08 per month per $1,000 of Initial Base
Policy Specified Amount for the first Policy Year. It is also deducted each month for the next 12 months following an increase to the Specified Amount.

Risk Charge. We assess a Risk Charge which is deducted as part of the Monthly Deduction. The Risk Charge is calculated as follows:

        Policy Years 1-15:             Each month, 0.07%, on a monthly basis,
                                       of the Accumulation Value in the Separate
                                       Account.

        Policy Years 16 and later: Each month, 0.03%, on a monthly basis, of the Accumulation Value in the Separate Account.

The Risk Charge compensates Us for some of the mortality risks We assume, and the risk that We will experience costs above that for which We are compensated. It also compensates Us for some of the administrative costs in administering the Policy. We expect to profit from the charge.

Policy Charge. We assess a Policy Charge which is deducted each Monthly Anniversary Day. The Policy Charge is:

         Policy Year 1:             $35 each month

         Policy Years 2 and later: Currently, $7.50 each month. This charge is not guaranteed and may be increased, but it will not exceed $10.

The Policy Charge compensates Us for some of the administrative costs of the Policy and the Separate Account.

SURRENDER CHARGE

If the Policy is surrendered before the 15th Policy Anniversary or within 15 years following the effective date of any increase in Specified Amount, a Surrender Charge may be deducted. The Surrender Charge specific to Your Policy is shown on Your Policy Schedule.

The maximum Surrender Charge that will be assessed ranges from $1.50 to $40.00 per $1,000 of Specified Amount.

The charge is not affected by the addition of riders. After the third Policy Year, or after three years following the effective date of an increase, the Surrender Charge for subsequent Policy Years decreases annually on the policy Anniversary or the anniversary of any Specified Amount increase (pursuant to a formula). When there is a partial surrender of Cash Surrender Value, a pro-rata portion of the Surrender Charge is assessed for any amount that the Specified Amount is reduced. The pro-rata Surrender Charge is calculated in the same manner as for a requested decrease.

The Surrender Charge and the pro-rata Surrender Charge compensates Us for the costs associated with selling the Policy and for issue and underwriting expenses.

PARTIAL SURRENDER FEE

When there is a partial surrender of the Cash Surrender Value, in addition to any Surrender Charge that may be assessed, We will charge a Partial Surrender Fee of $25. This charge compensates Us for administrative expenses associated with a surrender.

The Surrender Charge and Partial Surrender Fee are deducted from the unloaned Accumulation Value of the Policy. The Partial Surrender Fee is deducted pro-rata from the Investment Option(s) and/or the Fixed Account from which the withdrawal is made.

REDUCTION OR ELIMINATION OF THE SURRENDER CHARGE

We may reduce or eliminate the amount of the Surrender Charge when the Policy is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the Policy or a prospective purchaser already had a relationship with Us. We will not deduct a Surrender Charge under a Policy issued to an officer, director or employee of BMA or any of its affiliates.

TRANSFER FEE

You can make 12 free transfers every calendar year. If You make more than 12 transfers in a calendar year, We will deduct a transfer fee of $25. If We do assess a transfer fee, it will be deducted from the amount transferred.

If the transfer is part of the Dollar Cost Averaging Option or the Asset Rebalancing Option, it will not count in determining the transfer fee.

TAXES

We do not currently assess any charge for income taxes which We incur as a result of the operation of the Separate Account. We reserve the right to assess a charge for such taxes against the Separate Account or your Accumulation Value if we determine that such taxes will be incurred.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various Investment Options, which are summarized below. See the fund prospectuses for more information.

                                             INVESTMENT OPTION EXPENSES

                    (as a percentage of the average daily net assets of an Investment Option for the most recent fiscal year, except as noted)


                                                                                                      Total Annual
                                                                                      Other            Portfolio
                                                                                     Expenses           Expenses
                                                                                      (after             (after
                                                                                  reimbursement      reimbursement
                                                        Management      12b-1      for certain        for certain
                                                           Fees          Fees      Portfolios)        Portfolios)
                                                      -------------   -------   ---------------   -----------------
INVESTORS MARK SERIES FUND,
INC.(1)
Intermediate Fixed Income Portfolio                          .60%         --             .20%               .80%
Mid Cap Equity Portfolio                                     .80%         --             .10%               .90%
Money Market Portfolio                                       .40%         --             .10%               .50%
Global Fixed Income Portfolio                                .75%         --             .25%              1.00%
Small Cap Equity Portfolio                                   .95%         --             .10%              1.05%
Large Cap Growth Portfolio                                   .80%         --             .10%               .90%
Large Cap Value Portfolio                                    .80%         --             .10%               .90%
Growth & Income Portfolio                                    .80%         --             .10%               .90%
Balanced Portfolio                                           .80%         --             .10%               .90%

BERGER INSTITUTIONAL PRODUCTS
TRUST(2)
Berger IPT--International Fund                               .85%         --             .35%              1.20%

THE ALGER AMERICAN FUND
Alger American Growth Portfolio                              .75%         --             .04%               .79%
Alger American Leveraged AllCap Portfolio                    .85%         --             .05%               .90%
Alger American MidCap Growth Portfolio                       .80%         --             .04%               .84%





AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC.
VP Value                                                    1.00%         --             .00%              1.00%
VP Income & Growth                                           .70%         --             .00%               .70%

DREYFUS STOCK INDEX FUND-Initial Shares (5)                  .25%         --             .01%               .26%
DREYFUS VARIABLE INVESTMENT FUND (5)
Dreyfus VIF Disciplined Stock Portfolio-Initial Shares       .75%         --             .06%               .81%

VARIABLE INSURANCE PRODUCTS FUND,
 VARIABLE INSURANCE PRODUCTS FUND
 II, SERVICE CLASS II (6)
Fidelity VIP Overseas Portfolio                              .72%       .25%             .18%              1.15%
Fidelity VIP Growth Portfolio                                .57%       .25%             .09%               .91%
Fidelity VIP II Contrafund Portfolio                         .57%       .25%             .10%               .92%

INVESCO VARIABLE INVESTMENT
 FUNDS, INC.(3)
INVESCO VIF--High Yield Fund                                 .60%         --             .45%              1.05%
INVESCO VIF--Equity Income Fund                              .75%         --             .33%              1.08%

LAZARD RETIREMENT SERIES, INC.(4)
Lazard Retirement Small Cap Portfolio                        .75%       .25%             .25%              1.25%

(1) Investors Mark Advisors, LLC voluntarily agreed to reimburse expenses of each Portfolio of Investors Mark Series Fund, Inc. for the year ended December 31, 2000 and will continue this arrangement until April 30, 2002 so that the annual expenses do not exceed the amounts set forth above under "Total Annual Portfolio Expenses" for each Portfolio. Absent such expense reimbursement, the Total Annual Portfolio Expenses for the year ended December 31, 2000 were: 1.62% for the Money Market Portfolio; 2.15% for the Intermediate Fixed Income Portfolio; 1.83% for the Global Fixed Income Portfolio; 1.91% for the Mid Cap Equity Portfolio; 1.51% for the Balanced Portfolio; 1.28% for the Growth & Income Portfolio; 1.45% for the Small Cap Equity Portfolio; 1.15% for the Large Cap Growth Portfolio; and 1.45% for the Large Cap Value Portfolio.

(2) Under a written contract, the Funds' investment adviser has agreed to waive its advisory fee and reimburse the Funds to the extent that, at any time during the life of a Fund, such Fund's annual operating expenses exceed a specified amount (1.20%-Berger IPT-International Fund). The contract may not be terminated or amended except by a vote of the Funds' Board of Trustees. Absent the waiver and reimbursements, the Management Fee for Berger IPT-International Fund would have been .85%; their Other Expenses would have been 1.29%; and their Total AnnualPortfolio Expenses would have been 2.14%. Effective May 12, 2000, the investment advisory fee charged to Berger IPT-International Fund was reduced to the following rates of average daily net assets: 0.85% of the first $500 million, 0.80% of the next $500 million, and 0.75% over $1 billion. The amount shown reflects the restated advisory fee.

(3) The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown because their custodian fees were reduced under an expense offset arrangement.

     (4) Lazard Asset Management, Inc., the fund's investment adviser, voluntarily agreed to reimburse all expenses through December 31, 2001 to the extent total annual portfolio expenses exceed in any fiscal year 1.25% of the

    Portfolio's average daily net assets. Absent this expense reimbursement, Total Portfolio Expenses for the year ended December 31, 2000 would have been 2.76% for the Lazard Retirement Small Cap Portfolio.

     (5) The figures in the above Expense Table are for the initial share class for the fiscal year ended December 31, 2000. Actual Expenses in future years may be higher or lower than the figures given above.

(6) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.


5.       DEATH BENEFIT

The primary purpose of the Policy is to provide Death Benefit protection on the lives of the Insureds. While the Policy is in force, upon the death of the last surviving Insured, the Beneficiary(ies) will receive the Death Proceeds. The Death Proceeds equal the Death Benefit under the Policy less any Indebtedness.

The amount of the Death Benefit depends upon:

     o    the Specified Amount;

     o Your Policy's Accumulation Value on the date of the last surviving Insured's death; and

     o    the Death Benefit Option in effect at the time of death.

The Policy provides two Death Benefit options:

     o    a Level Death Benefit; and

     o    an Adjustable Death Benefit.

So long as the Policy remains in force, the Death Benefit under either option will never be less than the Specified Amount.

Level Death Benefit Option. The amount of the Death Benefit under the Level Death Benefit Option is the greater of:

     1. the Specified Amount on the date of death of the last surviving Insured; or

     2. the Accumulation Value on the date of death of the last surviving Insured multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

Adjustable Death Benefit Option. The amount of the Death Benefit under the Adjustable Death Benefit Option is the greater of:

     1. the Specified Amount on the date of death of the last surviving Insured plus the Accumulation Value on the date of death of the last surviving Insured; or

     2. the Accumulation Value on the date of death of the last surviving Insured multiplied by the applicable factor from the Table of Minimum Death Benefit Corridor Percentages shown below.

The applicable percentage is a percentage that is based on the attained Age of the younger of the Insureds on the Policy Date plus the number of completed
Policy Years on the date that the Death Benefit is to be determined and is equal to the following:

        Attained           Corridor              Attained            Corridor
           Age            Percentage               Age              Percentage
   --------------        ------------         -------------       ---------------
        0-40                 250%                   60                   130%
         41                  243%                   61                   128%
         42                  236%                   62                   126%
         43                  229%                   63                   124%
         44                  222%                   64                   122%
         45                  215%                   65                   120%
         46                  209%                   66                   119%
         47                  203%                   67                   118%
         48                  197%                   68                   117%
         49                  191%                   69                   116%
         50                  185%                   70                   115%
         51                  178%                   71                   113%
         52                  171%                   72                   111%
         53                  164%                   73                   109%
         54                  157%                   74                   107%
         55                  150%                75-90                   105%
         56                  146%                   91                   104%
         57                  142%                   92                   103%
         58                  138%                   93                   102%
         59                  134%                   94                   101%
                                                 95-100                  100%

CHANGE IN DEATH BENEFIT OPTION

You may change the Death Benefit option after the Policy has been in force for at least one year, subject to the following:

     1.   You must submit an Authorized Request;

     2. once the Death Benefit option has been changed, it cannot be changed again until the next policy Year;

     3. if the Level Death Benefit Option is to be changed to the Adjustable Death Benefit Option, You must submit proof satisfactory to Us that both Insureds are still living;

     4. if the Level Death Benefit Option is changed to the Adjustable Death Benefit Option, the resulting Specified Amount can never be less than the Minimum Base Policy Specified Amount. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value on the date of change. This decrease will not result in any decrease in Premiums or Surrender Charges; and

     5. if the Adjustable Death Benefit Option is changed to the Level Death Benefit Option, the Specified Amount will be increased by an amount equal to the Accumulation Value on the date of the change. This increase will not result in any increase in Premiums or Surrender Charges.

Any change in a Death Benefit option will take effect on the Monthly Anniversary Day on or following the date We approve the request for the change.

CHANGE IN SPECIFIED AMOUNT

You may change the Specified Amount of the Policy effective on any Monthly Anniversary Day after the Policy has been in force at least one year, subject to the following requirements. Once the Specified Amount has been changed, it cannot be changed again until the next Policy Year.

Specified Amount Increase. To increase the Specified Amount You must:

     1.   submit an application for the increase;

     2. submit proof satisfactory to Us that each Insured is an insurable risk; and

     3.   pay any additional Premium which is required.

The Specified Amount can only be increased while the older Insured is age 90 or less and the younger Insured is age 85 or less. A Specified Amount increase will take effect on the Monthly Anniversary Day on or following the day We approve the application for the increase provided both Insureds are alive on that day. The Specified Amount increase must be for at least $100,000. Each increase will have its own Surrender Charge schedule based on the increased issue Age, sex and Rate Class of each Insured. The Rate Class that applies to any Specified Amount increase may be different from the Rate Class that applies to the Initial Base Policy Specified Amount. Each increase will have its own cost of insurance schedule.

The following changes will be made to reflect the increase in Specified Amount:

     1.   the No-Lapse Monthly Minimum Premium will be increased;

     2. an additional Surrender Charge for the increase in Specified Amount will apply.

We will furnish You with documentation showing You the Rate Classes for the Specified Amount increase, the amount of the increase and the additional Surrender Charges.

Specified Amount Decrease. You must request by Authorized Request any decrease in the Specified Amount. The decrease will take effect on the later of:

     1. the Monthly Anniversary Day on or following the day We receive Your request for the decrease; or

     2. the Monthly Anniversary Day one year after the last change in Specified Amount was made.

A Specified Amount decrease will be used to reduce any previous increases to the Specified Amount which are then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left over after all Specified Amount increases have been reduced to zero, it will be used to reduce the Initial Base Policy Specified Amount. We will not permit a Specified Amount decrease that would reduce the Specified Amount below the Minimum Base Policy Specified Amount. The applicable Surrender Charge for the amount of decrease will be deducted from the Accumulation Value.

The No-Lapse Monthly Minimum Premium will be reduced to reflect the Specified Amount decrease.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

You can elect to have a Guaranteed Minimum Death Benefit Rider added to Your Policy. This rider guarantees that the Death Benefit under Your Policy will never be less than the Specified Amount during the Guaranteed Minimum Death Benefit (GMDB) period provided that the GMDB payment requirement has been met. By meeting the GMDB Payment requirement, the Policy and any Riders will not lapse even if the Policy's Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary Day during the GMDB Period.

The GMDB Period begins when the policy is issued and continues until the policy anniversary on which the younger insured's attained age is 65 or ten years, if longer.

There is no separate charge for this rider but in order to have the GMDB provided by the rider You must pay a certain level Premium each month which is greater than the No-Lapse Monthly Minimum Premium. The GMDB payment requirement is met if the total Premiums paid during the GMDB Period are at least as large as the sum of cumulative GMDB Premiums paid plus any partial surrenders and plus any Indebtedness. The cumulative GMDB Premiums equal the Guaranteed Minimum Death Benefit Premium times the number of Monthly Anniversary Days that have occurred plus one. The initial monthly GMDB Premium is shown in the Policy Schedule. The payment requirement for the GMDB rider must be met on each Monthly Anniversary Day. Ask Your registered representative for the particulars to Your own situation.

6.       TAXES

NOTE: BMA has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any person. You should consult your own tax adviser about your own circumstances. BMA has included an additional discussion regarding taxes in Part II.

LIFE INSURANCE IN GENERAL

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that You will not be taxed on the earnings on the money held in Your life insurance policy until You take the money out. Beneficiaries generally are not taxed when they receive the Death Proceeds upon the death of the last Insured. Estate taxes may apply.

TAKING MONEY OUT OF YOUR POLICY

You, as the Owner, will not be taxed on increases in the value of Your Policy until a distribution occurs either as a surrender or as a loan. If Your Policy is a Modified Endowment Contract (MEC) any loans or withdrawals from the Policy will be treated as first coming from earnings and then from Your investment in the Policy. Consequently, these earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

     (1)  paid on or after the taxpayer reaches age 59 1/2;

     (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

     (3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If Your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

DIVERSIFICATION

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Options are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which You, because of the degree of control You exercise over the underlying investments, and not Us would be considered the Owner of the shares of the Investment Options. If You are considered the Owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that You, as the Owner of the Policy, could be treated as the Owner of the Investment Options. Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.       ACCESS TO YOUR MONEY

LOANS

We will loan You money while the Policy is in force and not in a Grace Period. The Policy will be the sole security for the loan. We will advance a loan amount not to exceed the Loan Value. The loan must be secured by proper assignment of the Policy. We may defer granting loans but not for more than six months, or the time period required by your state.

The Accumulation Value securing the loan is transferred to the Loan Account on a pro-rata basis. The amount transferred from each Investment Option and the Fixed Account will equal the ratio of the value each bears to the total unloaned Accumulation Value. If You desire other than the above, You may specify the specific Investment Option from which the transfer is to be made.

Any Indebtedness will be deducted from any amount payable under the Policy.

No new loan may be taken which, in combination with existing loans and accrued interest, is greater than the Loan Value.

Effect of a Loan. A Policy loan will result in Accumulation Value being transferred from the Investment Options or the Fixed Account to the Loan Account. A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values, because the amount of the Policy loan transferred to the Loan Account will not share in the investment results of the Investment Options while the Policy loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Options and/or the Fixed Account, the values and benefits under the Policy will be reduced (and the Policy may even terminate) as a result of the Policy loan. Furthermore, if not repaid, the Policy loan will reduce the amount of Death Benefit and Cash Surrender Value.

Loan Value. The loan value is equal to 90% of the Accumulation Value as of the date the Authorized Request for the loan is received at the Service Center less:

     (a) an amount equal to the Surrender Charge, if any, that applies if the Policy is surrendered in full;

     (b)  any existing Indebtedness;

     (c) interest on all Indebtedness on the Policy to the next Policy Anniversary; and

     (d) prior to the ninth Policy Month, an amount equal to the balance of the Monthly Deductions for the first Policy Year; or on or after the ninth Policy Month, an amount equal to the sum of the next three Monthly Deductions.

Loan Interest (Charged). You must pay interest on each Policy Anniversary at the loan interest rate which is shown on Your Policy Schedule. The interest rate applies to the unpaid balance of the loan. The first interest payment is due on the first Policy Anniversary following the date the loan was made.

If you do not pay loan interest, we will transfer the difference between the value of the Loan Account and the Indebtedness from the Investment Options and the Fixed Account on a pro-rata basis to the Loan Account.

Interest Credited. The Accumulation Value in the Loan Account will earn interest at a rate not less than 5% for Policy Years 1-20 and 5.5% for Policy Years 21 and later.

Loan Repayment. You may repay loans at any time while the Policy is in force. There is no minimum loan repayment amount. Any loan repayment received will be repaid according to Your current allocation of Premiums.

Amounts received by us will be applied as Premiums unless we are otherwise instructed to apply such amounts as repayment of the loan.

Termination for Maximum Indebtedness. The Policy will terminate when Indebtedness equals or exceeds the Accumulation Value less the Surrender Charge, if any, that applies if the Policy is surrendered in full. Termination will be effective 61 days after We send notice of the termination to Your last known address and the last known address of any assignee of record. A termination of the Policy with a loan outstanding may have Federal income tax consequences. (See Part II--"Federal Tax Status--Tax Treatment of Loans and Surrenders").

SURRENDERS

Total Surrender. You may terminate the Policy at any time by submitting an Authorized Request to the Service Center. We will pay the Cash Surrender Value to You as of the Business Day the Authorized Request is received in good order and Our liability under the Policy will cease. We may assess a Surrender Charge.

Partial Surrender. After the first Policy Year, You may surrender a part of the Cash Surrender Value by submitting an Authorized Request to the Service Center. All partial surrenders are subject to the following:

     1.   A partial surrender must be for at least $500.

     2. Unless You specify otherwise, the partial surrender will be deducted on a pro-rata basis from the Fixed Account and the Investment Options. The Surrender Charge and the Partial Surrender Fee are also deducted from the Accumulation Value. You may specify if a different allocation method is to be used. However the proportion to be taken from the Fixed Account may never be greater than the Fixed Account's proportion of the total unloaned Accumulation Value.

     3. You cannot replace the surrendered Cash Surrender Value. Unlike a loan repayment, all additional deposits will be considered Premium and subject to the Premium charge.

     4. Upon a partial surrender, the Specified Amount may be reduced if the Level Death Benefit Option is in effect. The Specified Amount will not be reduced if the Adjustable Death Benefit Option is in effect. The Specified Amount will be reduced by the amount of the partial surrender if the Policy is not in corridor. (A Policy is in corridor if the Accumulation Value exceeds certain specified percentages as set forth in the Internal Revenue Code.)

     5. You can make a partial surrender twice each Policy Year. The partial surrender will be limited to such amounts so that the partial surrender will not reduce the Specified Amount below the Minimum Base Policy Specified Amount, or reduce the remaining Cash Surrender Value below $500.

     6. We may assess a pro-rata portion of the Surrender Charge for any amount by which the Specified Amount is reduced. We may also assess a Partial Surrender Fee.

8.       OTHER INFORMATION

BMA

Business Men's Assurance Company of America ("BMA" or the "Company"), BMA Tower, 700 Karnes Blvd., Kansas City, Missouri 64108 was incorporated on July 1, 1909 under the laws of the state of Missouri. BMA is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. BMA operates as a reinsurer in the state of New York. BMA is a wholly owned subsidiary of Assicurazioni Generali S.p.A., which is the largest insurance organization in Italy.

THE SEPARATE ACCOUNT

We have established a separate account, BMA Variable Life Account A (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are being held in Our name on behalf of the Separate Account and legally belong to Us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business We may conduct. All the income, gains and losses (realized and unrealized) resulting from those assets are credited to or charged against the Policies and not against any other Policies We may issue.

DISTRIBUTORS

Jones & Babson, Inc., 700 Karnes Boulevard, Kansas City, Missouri 64108, acts as a distributor of the Policies. Jones & Babson, Inc. was organized under the laws of the state of Missouri on February 23, 1959. Jones & Babson, Inc., is a member of the National Association of Securities Dealers, Inc., and is a wholly owned subsidiary of BMA.

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for BMA, are also National Association of Securities Dealers (NASD) registered representatives. These persons will receive compensation for this sale.

ADMINISTRATION

We have hired Liberty Insurance Services, 2000 Wade Hampton Boulevard, Greenville, South Carolina to perform certain administrative services regarding the Policies. The administrative services include issuance of the Policy and maintenance of Policy records. Claims are handled jointly between BMA and Liberty Insurance Services.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone any payments or transfers involving an Investment Option for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or BMA cannot reasonably value the shares of the Investment Options;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the Fixed Account for not more than six months, or the time period required by your state.

OWNERSHIP

Owner. You, as the Owner of the Policy, have all of the rights under the Policy. If You die while the Policy is still in force and both of the Insureds are living, ownership passes to a contingent Owner or if none, then Your estate becomes the Owner.

Joint Owner. The Policy can be owned by Joint Owners. Authorization of both Joint Owners is required for all Policy changes except for telephone transfers.

Beneficiary. The Beneficiary is the person(s) or entity You name to receive any Death Proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, You can change the Beneficiary at any time before the last insured dies. If there is an irrevocable Beneficiary, all Policy changes except Premium allocations and transfers require the consent of the Beneficiary.

Assignment. You can assign the Policy.

                                    PART II

                     EXECUTIVE OFFICERS AND DIRECTORS OF BMA

As of May 1, 2001, the directors and executive officers of BMA and their business experience for the past five years are as follows:

Name and Principal                 Positions and Offices With Depositor and
Business Address*                  Business Experience for the Past Five Years






Giorgio Balzer                          Director, Chairman of the Board and Chief Executive Officer of BMA; U.S.
                                        Representative-Generali-US Branch.

Robert Thomas Rakich                    Director, President and Chief Operating Officer of BMA from 1995 to present; President and Chief Executive Officer, Laurentian Capital Corp., 1988 to October, 1995.

Dennis Keith Cisler                     Senior Vice President-Information Systems of BMA from 1991-present.

David Lee Higley                        Senior Vice President and Chief Financial Officer of BMA from 1989-present.

Stephen Stanley Soden                   Senior Vice President-Financial Group of BMA from 1994 to present; President & Executive
                                        Vice President from 1985 to 1996, BMA Financial Services, Inc.

Michael Kent Deardorff                  Senior Vice President-Marketing BMA Financial Group from 1996- present; Vice President
                                        Annuity from 1994 to 1996; Vice President-Advance Markets from 1990 to 1994.

Edward  Scott Ritter                    Senior Vice President-Insurance Services, Corporate Development & Communications of BMA from
                                        1998 to present; Vice President from 1990 to 1998.

David Allen Gates                       Vice President - General Counsel and Secretary from 10/20/2000 to present; Vice President and General
                                        Counsel of BMA from 1998 to 10/19/2000;
                                        Regulatory Affairs Vice President from
                                        1991 to 1998.

Robert Noel Sawyer                      Director since 1997, Senior Vice President and Chief Investment Officer of BMA From 1990
                                        to present.

Margaret Mary Heidkamp                  Vice President-Operations, Variable and Asset Accumulation Products of BMA from 1998 to present; Vice President, Management Services from 1986 to 1998.

Jay Brian Kinnamon                      Vice President and Corporate Actuary of BMA from 1991 to present.

Susan Annette Sweeney                   Vice President-Treasurer & Controller of BMA from 1995 to
                                        present; Chief Financial Officer-Dean Machinery 1995; Manager of
                                        Finance-Jackson County, Missouri from 1991 to 1995.

Gerald Wayne Selig                      Vice President and Actuary-Accumulation Products of BMA from 1998 to present;
                                        Actuary-Accumulation Products from 1996 to 1998; Actuary- Qualified Plan
                                        Services from 1989 to 1996.


Thomas Morton Bloch                     Director  of BMA since  1993;  Teacher,  St.  Francis  Xavier  School  from August 1995 to present; President and Chief Executive Officer-H & R Block, Inc. until 1995.

Mel G. Carvill                          Director of BMA since  March 9, 2000;  Managing  Director,  Generali  Worldwide  Insurance
                                        Company, Ltd., Channel. Islands - GUERNSEY.


Name and Principal                                       Positions and Offices with Depositor and
Business Address*                                      Business Experience for the Past Five Years



William Thomas Grant II                 Director of BMA since 1990; President and Chief Executive
                                        Officer, Chairman of the Board-LabOne, from 1997 to present; Chairman and Chief
                                        Executive Officer Seafield Capital Corporation from 1993 to 1997.

Donald Joyce Hall, Jr                   Director of BMA since 1990; Hallmark Vice President-Creative-Hallmark Cards, Inc.; Hallmark
                                        Vice President- Product Development-Hallmark; Hallmark Vice President- Creative-Hallmark;
                                        General Manager-Keepsakes- Hallmark; Executive Assistant to Executive Vice
                                        President-Hallmark; Director, Specialty Store Development-Hallmark.

Renzo Isler                             Director of BMA since  December  31,  1999;  Joint-Manager  Life  Division,  Assicurazioni
                                        Generali, S.p.A., Trieste, Italy.

Allan Drue Jennings                     Director of BMA since 1990; Chairman of the Board, President and Chief Executive Officer-Kansas City Power & Light Company.

David Woods Kemper                      Director of BMA since 1991; Chairman of the Board, President and
                                        Chief Executive Officer-Commerce Bancshares, Inc.

John Kessander Lundberg                 Director of BMA since 1990; Retired.

John Pierre Mascotte                    Director of BMA since 1990; President and Chief Executive
                                        Officer-Blue Cross Blue Shield of Kansas City, Chairman- Johnson & Higgins of
                                        Missouri, Inc.; Chairman and Chief Executive Officer-The Continental
                                        Corporation.

Andrea Rabusin                          Director of BMA since December 31, 1999; Manager, Pension Fund Investments
                                        Assicurazioni Generali, S.p.A., Tieste, Italy.

*    Principal business address is BMA Tower, 700 Karnes Blvd., Kansas City,
     Missouri 64108-3306.


                 OFFICERS AND DIRECTORS OF JONES & BABSON, INC.

As of May 1, 2001, the following are the officers and directors of Jones & Babson, Inc. and their position with Jones & Babson, Inc.

=======================================================================================================================
                   Name and Principal
                    Business Address*                             Position with Jones & Babson, Inc.
=======================================================================================================================
            Stephen S. Soden...........................   President, Chairman and Chief Executive Officer
            P. Bradley Adams...........................   Vice President, Chief Financial Officer and Treasurer
            William G. Cooke...........................   Chief Compliance Officer
            Martin A. Cramer...........................   Legal and Regulatory Affairs-Vice President and Secretary





            Constance B. Martin........................   Assistant Vice President
            Giorgio Balzer.............................   Director
            Robert T. Rakich...........................   Director
            Edward S. Ritter...........................   Director
            Robert N. Sawyer...........................   Director


--------------

     * Principal business address is 700 Karnes Boulevard, Kansas City, Missouri 64108-3306.

              OFFICERS AND DIRECTORS OF CONSECO EQUITY SALES, INC.

     As of May 1, 2001, the following are the officers and directors of Conseco Equity Sales, Inc. and their position with Conseco Equity Sales, Inc.

=======================================================================================================================
                    Name and Principal
                    Business Address*                               Position with Conseco Equity Sales, Inc.
=======================================================================================================================
            L. Gregory Gloeckner.......................   President and Director
            William P. Kovacs..........................   Vice President, General Counsel, Secretary and Director
            James S. Adams.............................   Senior Vice President, Chief Accounting Officer, Treasurer and Director
            William T. Devanney, Jr....................   Senior Vice President, Corporate Taxes
            Christene H. Darnell.......................   Vice President, Management Reporting
            Donald B. Johnston..........................  Vice President, Director - Mutual Fund Sales and Marketing


--------------

     * Principal business address is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.

                                     VOTING

In accordance with Our view of present applicable law, We will vote the shares of the Investment Options at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which We have not received instructions in the same proportion as We vote shares for which We have received instructions. We will vote shares We own in the same proportion as We vote shares for which We have received instructions. The funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of these laws should change, and as a result We determine that We are permitted to vote the shares of the funds in Our own right, We may elect to do so.

The voting interests of the Owner in the Investment Options will be determined as follows: Owners may cast one vote for each $100 of Accumulation Value of a Policy which is allocated to an Investment Option on the record date. Fractional votes are counted.

We will determine the number of shares which a person has a right to vote as of the date to be chosen by Us not more than sixty (60) days prior to the meeting of the fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Options in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions. We may, when required to do so by state insurance authorities, vote shares of the funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Option to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Option.

We may also disapprove changes in the investment policy initiated by Owners or trustees of the funds, if such disapproval is reasonable and is based on a good faith determination by Us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Options or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by Us or of an affiliated company. In the event We disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to Owners.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut and Fort Lauderdale, Florida has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

                  REDUCTION OR ELIMINATION OF SURRENDER CHARGE

We may reduce or eliminate the amount of the Surrender Charge on the Policies when sales of the Policies are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine whether the Surrender Charge will be reduced after We examine all the relevant factors such as:

     1. We will consider the size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Policies with fewer sales contacts.

     2. We will consider the total amount of Premiums to be received. Per Policy sales expenses are likely to be less on larger Premium payments than on smaller ones.

     3. We will consider any prior or existing relationship with Us. Per Policy sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Policy with fewer sales contacts.

     4. There may be other circumstances, of which We are not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, We determine that there will be a reduction in sales expenses, We may provide for a reduction or elimination of the Surrender Charge.

We may eliminate the Surrender Charge when the Policies are issued to an officer, director or employee of BMA or any of Our affiliates. In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

                               NET AMOUNT AT RISK

Level Death Benefit. For the Level Death Benefit Option, the Net Amount at Risk is the greater of:

     1.   the Specified Amount divided by 1.0032737 less the Accumulation Value;
          and

     2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage (shown in Part I-Section 5-Death Benefit) divided by 1.0032737, less the Accumulation Value.

Adjustable Death Benefit Option. For the Adjustable Death Benefit Option, the Net Amount at Risk is the greater of:

     1. the Specified Amount plus the Accumulation Value divided by 1.0032737, less the Accumulation Value, and

     2. the Accumulation Value times the applicable Minimum Death Benefit Corridor Percentage divided by 1.0032737, less the Accumulation Value.

                                  MATURITY DATE

The Maturity Date is the date the Accumulation Value of the Policy, less Indebtedness, is paid to You, if at least one of the Insureds is living and the Policy is in force. The Maturity Date is the Policy Anniversary following the younger Insureds 100th birthday. Your Policy will automatically be extended beyond the Maturity Date unless You requested to have the Policy matured.

If all past due Monthly Deductions have been paid, the Policy will continue in force beyond the Maturity Date until the earlier of the death of the last Insured or the date that We receive Your request to surrender the Policy for its Cash Surrender Value.

No rider will be extended past the original Policy Maturity Date.

Once the Maturity Date extension is in place, the Death Benefit will be the Accumulation Value, less any Indebtedness. The Monthly Deduction will no longer be deducted and no new Premiums will be accepted. Interest or loans, if any, will continue to accrue and will be added to the total Indebtedness.

Loan repayments will be accepted. There is no charge for this rider.

                           MISSTATEMENT OF AGE OR SEX

The ages of the Insureds are the Ages as of their last birthday on the Policy Date or Policy Anniversary. We determine this from the date of birth shown in the application. If the age or sex shown on the Policy Schedule is not correct, we will adjust the Death Benefit to that which would be purchased by the most recent cost of insurance charge at the correct age and sex.

                              OUR RIGHT TO CONTEST

We cannot contest the validity of the Policy except in the case of fraud after it has been in effect during the Insureds' lifetime for two years from the Policy Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if either of the Insureds commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to Premiums paid less loans and less any surrenders.

                                 PAYMENT OPTIONS

The Death Proceeds may be paid in a lump sum or may be applied to one of the following Payment Options:

     Option 1-- Life Annuity

     Option 2-- Life Annuity with 120 or 240 Monthly Annuity Payments Guaranteed

     Option 3-- Joint and Last Survivor Annuity

     Option 4-- Joint and Last Survivor Annuity with 120 or 240 Monthly Annuity
                Payments Guaranteed

You or the Beneficiary can select to have the Payment Options payable on either a fixed or variable basis.

                               FEDERAL TAX STATUS

NOTE: The following description is based upon Our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion in this prospectus is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, this discussion is based upon Our understanding of current Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

BMA is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from BMA and its operations form a part of BMA.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies such as these Policies meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if:

     (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

     (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

     (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

     (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

For purposes of these Regulations, all securities of the same issuer are treated as a single investment.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

BMA intends that each Investment Option underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the Owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the Owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the Owner of the assets of the Separate Account.

Due to the uncertainty in this area, BMA reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, BMA has relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While BMA has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with BMA's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, BMA believes that the Policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, the Owner is not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

Tax Treatment of Loans and Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7

Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the termination of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions:

     (1)  made on or after the date on which the taxpayer reaches age 59 1/2;

     (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

     (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as indebtedness of the Owner and not a distribution. Upon complete surrender or termination of the Policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

You should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Tax Treatment of Payment Options. Under the Code, a portion of the Payment Option payments which are in excess of the death benefit proceeds are included in the Beneficiary's taxable income. Under a Payment Option payable for the lifetime of the Beneficiary, the death benefit proceeds are divided by the Beneficiary's life expectancy (or joint life expectancy in the case of a joint and survivor option) and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MECs which are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the Owner of Your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Owner are subject to federal income tax withholding. However, the Owner in most cases may elect not to have taxes withheld. The Owner may be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient.

                                REPORTS TO OWNERS

At least once each calendar year We will furnish You with a report showing the amount of Death Benefit, Accumulation Value, Premiums paid since the last report, the amount of Debt and any other information as may be required by law. Any reports will be sent to Your last known address.

Upon request You are entitled to a receipt of Premium payment.

                                LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

                                     EXPERTS

The financial statements of the BMA Variable Life Account A as of and for the year ended December 31, 2000 and the Consolidated Financial Statements of Business Men's Assurance Company of America as of and for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, 1055 Broadway, Kansas City, Missouri 64105, independent accountants, as set forth in their reports, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The financial statements of the BMA Variable Life Account A for the year ended December 31, 1999 and for the period from December 1, 1998 (inception) to December 31, 1998, and the Consolidated Financial Statements of Business Men's Assurance Company of America as of December 31, 1999 and for the two years then ended were audited by Ernst & Young LLP, 1200 Main Street, Kansas City, Missouri 64105, independent accountants, as set forth in their reports, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

The financial statements of the Separate Account and BMA follow.

                          BMA Variable Life Account A

          Financial Statements with Reports of Independent Accountants

    Years Ended December 31, 2000 and 1999 and period from December 1, 1998
                        (inception) to December 31, 1998

                          BMA VARIABLE LIFE ACCOUNT A

                              FINANCIAL STATEMENTS

    Years ended December 31, 2000 and 1999 and period from December 1, 1998
                        (inception) to December 31, 1998

                                    CONTENTS

Reports of Independent Accountants..........................................   1

Audited Financial Statements

Statement of Net Assets.....................................................   3

Statements of Operations and Changes in Net Assets..........................   5

Notes to Financial Statements...............................................  27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of
BMA Variable Life Account A
  and
The Board of Directors of
Business Men's Assurance Company of America:

   In our opinion, the accompanying statement of net assets as of December 31, 2000 and the related statement of operations and changes in net assets present fairly, in all material respects, the financial position of BMA Variable Life Account A (the Account) at December 31, 2000, and the results of its operations and its changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Account as of and for the year ended December 31, 1999 and for the period from December 1, 1998 (inception) to December 31, 1998 were audited by other independent accountants whose report dated February 3, 2000 expressed an unqualified opinion on those statements.

                                          /s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
February 26, 2001

                        Report of Independent Auditors

The Contract Owners
BMA Variable Life Account A
     and
The Board of Directors
Business Men's Assurance Company of America

   We have audited the accompanying statements of operations and changes in net assets of BMA Variable Life Account A (the Account) for the year ended December 31, 1999 and the period from December 1, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets of BMA Variable Life Account A for the periods described above in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Kansas City, Missouri
February 3, 2000

                          BMA VARIABLE LIFE ACCOUNT A

                            STATEMENT OF NET ASSETS

                               December 31, 2000

                         Number of Shares Share Value   Cost   Balance Sheet Amount
                         ---------------- ----------- -------- --------------------
Assets
Investments (Note 1):
 Investors Mark Series
  Fund, Inc.:
   Balanced.............         145        $ 9.31    $  1,387      $    1,353
   Growth and Income....      11,104         14.21     134,776         157,794
   Large Cap Value......       9,290         10.07      91,941          93,549
   Small Cap Equity.....       5,530          9.45      71,298          52,262
   Large Cap Growth.....      22,435         14.94     364,502         335,183
   Intermediate Fixed
    Income..............       6,596          9.74      62,347          64,242
   Mid Cap Equity.......      10,254         12.39     119,896         127,052
   Money Market.........      71,039          1.00      71,039          71,039
   Global Fixed Income..         122          8.98       1,272           1,095
 Berger Institutional
  Products Trust
  (Berger IPT):
   100 Fund.............         431         15.32       7,143           6,603
   Growth and Income
    Fund................       2,869         22.98      78,737          65,924
   Small Company Growth
    Fund................       1,403         21.61      31,845          30,318
   International Fund...      23,309         13.10     318,441         305,347
 Conseco Series Trust:
   Asset Allocation
    Portfolio...........       2,018         13.45      30,472          27,143
   Common Stock
    Portfolio...........       2,000         19.43      47,664          38,868
   Corporate Bond
    Portfolio...........         247          9.63       2,417           2,378
   Government Securities
    Portfolio...........          97         11.54       1,175           1,125
 The Alger American
  Fund:
   Growth Portfolio.....       5,241         47.27     295,609         247,765
   Leveraged AllCap
    Portfolio...........       3,652         38.80     175,223         141,715
   MidCap Growth
    Portfolio...........       3,648         30.62     115,985         111,707
   Small Capitalization
    Portfolio...........         406         23.49      14,368           9,541
 American Century
  Variable Portfolios,
  Inc.:
   VP Income and Growth.      42,125          7.11     317,328         299,511
   VP International.....       3,817         10.23      48,899          39,049
   VP Value.............       8,584          6.67      49,622          57,252
 Dreyfus Socially
  Responsible Growth
  Fund, Inc.............       1,117         34.47      42,256          38,508
 Dreyfus Stock Index
  Fund..................       9,752         34.00     360,712         331,553
 Dreyfus Variable
  Investment Fund:
   Disciplined Stock
    Portfolio...........       2,705         24.19      69,619          65,445
   International Value
    Portfolio...........         126         13.52       1,803           1,707
 Federated Insurance
  Series:
   High-Income Bond Fund
    II..................       3,119          8.46      31,122          26,387
   International Equity
    Fund II.............         497         18.49      10,303           9,192
   Utility Fund II......         125         12.44       1,745           1,558
 INVESCO Variable
  Investment Funds:
   High Yield Portfolio.         915         10.07      10,443           9,211
   Industrial Income
    Portfolio...........         923         20.71      19,020          19,122
 Lazard Retirement
  Series, Inc.:
   Retirement Equity
    Portfolio...........         154         10.20       1,667           1,573
   Retirement Small Cap
    Portfolio...........      15,096         11.75     159,457         177,382
 Neuberger & Berman
  Advisors Management
  Trust:
   Limited Maturity Bond
    Portfolio...........         183         13.19       2,363           2,418
   Partners Portfolio...       1,174         16.17      19,397          18,984
 Strong Opportunity
  Fund II...............         881         23.94      22,473          21,084
 Strong Variable
  Insurance Funds,
  Inc.:
   Growth Fund II.......       3,556         23.66     113,288          84,144
 Van Eck Worldwide
  Insurance Trust:
   Worldwide Bond Fund..          92         10.37       1,100             949
   Worldwide Emerging
    Markets Fund........       1,310          8.29      15,888          10,858
   Worldwide Hard Assets
    Fund................         830         12.07       9,504          10,023
   Worldwide Real Estate
    Fund................         123         10.62       1,157           1,301
 Variable Insurance
  Products Fund (VIP):
   Fidelity VIP Overseas
    Portfolio...........       1,587         19.90      35,036          31,586
   Fidelity VIP Growth
    Portfolio...........          90         43.43       4,078           3,901
 Variable Insurance
  Products Fund II (VIP
  II):
   Fidelity VIP II
    Contrafund
    Portfolio...........         140         23.64       3,332           3,314
                                                                    ----------
Total investments.......                                             3,158,015
Dividend receivable.....                                                   378
Receivable from BMA.....                                                16,956
                                                                    ----------
Total assets............                                             3,175,349
Liability payable to
 BMA....................                                                (1,520)
                                                                    ----------
Net assets..............                                            $3,173,829
                                                                    ==========

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                               December 31, 2000

                                          Number of Units Unit Value   Amount
                                          --------------- ---------- ----------
Net assets are represented by (Note 3):
 Accumulation units:
   Investors Mark Series Fund, Inc.:
     Balanced............................        118       $11.4489  $    1,356
     Growth and Income...................     11,387        13.9407     158,738
     Large Cap Value.....................      8,727        10.9836      95,853
     Small Cap Equity....................      3,154        16.9536      53,470
     Large Cap Growth....................     25,894        13.1601     340,771
     Intermediate Fixed Income...........      5,801        11.0768      64,254
     Mid Cap Equity......................      9,438        13.8252     130,487
     Money Market........................      6,518        11.1106      72,419
     Global Fixed Income.................        100        10.9459       1,095
   Berger Institutional Products Trust
    (Berger IPT):
     100 Fund............................        498        13.2664       6,607
     Growth and Income Fund..............      4,183        15.7594      65,924
     Small Company Growth Fund...........      1,504        20.3330      30,588
     International Fund..................     25,027        12.1513     304,109
   Conseco Series Trust:
     Asset Allocation Portfolio..........      1,839        14.8424      27,298
     Common Stock Portfolio..............      2,267        17.1570      38,898
     Corporate Bond Portfolio............        216        10.9890       2,378
     Government Securities Portfolio.....        103        10.8831       1,125
   The Alger American Fund:
     Growth Portfolio....................     19,423        12.7816     248,257
     Leveraged AllCap Portfolio..........      9,107        15.5867     141,947
     MidCap Growth Portfolio.............      6,894        16.2026     111,705
     Small Capitalization Portfolio......        817        11.7718       9,611
   American Century Variable Portfolios,
    Inc.:
     VP Income and Growth................     26,791        11.1801     299,531
     VP International....................      2,715        14.3801      39,044
     VP Value............................      4,904        11.6618      57,185
   Dreyfus Socially Responsible Growth
    Fund, Inc............................      3,096        12.4878      38,668
   Dreyfus Stock Index Fund..............     28,671        11.5736     331,829
   Dreyfus Variable Investment Fund:
     Disciplined Stock Portfolio.........      5,669        11.5414      65,422
     International Value Portfolio.......        135        12.5865       1,706
   Federated Insurance Series:
     High-Income Bond Fund II............      2,843         9.2822      26,391
     International Equity Fund II........        594        15.4415       9,168
     Utility Fund II.....................        162         9.5923       1,552
   INVESCO Variable Investment Funds:
     High Yield Portfolio................        962         9.5660       9,202
     Industrial Income Portfolio.........      1,533        12.4466      19,086
   Lazard Retirement Series, Inc.:
     Retirement Equity Portfolio.........        139        11.3042       1,572
     Retirement Small Cap Portfolio......     13,719        12.9449     177,591
   Neuberger & Berman Advisors Management
    Trust:
     Limited Maturity Bond Portfolio.....        222        10.8519       2,403
     Partners Portfolio..................      1,712        11.0696      18,947
   Strong Opportunity Fund II............      1,436        15.0472      21,613
   Strong Variable Insurance Funds, Inc.:
     Growth Fund II......................      4,610        18.2525      84,137
   Van Eck Worldwide Insurance Trust:
     Worldwide Bond Fund.................        100         9.5373         949
     Worldwide Emerging Markets Fund.....        925        11.7256      10,843
     Worldwide Hard Assets Fund..........        760        13.1649      10,013
     Worldwide Real Estate Fund..........        112        11.7011       1,301
   Variable Insurance Products Fund
    (VIP):
     Fidelity VIP Overseas Portfolio.....      3,711         8.5043      31,562
     Fidelity VIP Growth Portfolio.......        467         8.3729       3,910
   Variable Insurance Products Fund II
    (VIP II):
     Fidelity VIP II Contrafund
      Portfolio..........................        356         9.3071       3,314
                                                                     ----------
Net assets...............................                            $3,173,829
                                                                     ==========

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS

                          Year Ended December 31, 2000

                                             Investors Mark Series Fund
                          --------------------------------------------------------------------
                                    Growth    Large    Small    Large    Intermediate   Mid
                                     and       Cap      Cap      Cap        Fixed       Cap
                          Balanced  Income    Value   Equity    Growth      Income     Equity
                          -------- --------  -------  -------  --------  ------------ --------
Net investment income
 (loss):
  Dividend income.......   $   45  $  1,489  $ 1,372  $     0  $      0    $ 3,372    $    169
  Risk charge (Note 2)..       (1)     (689)    (419)    (209)   (2,030)      (201)       (613)
                           ------  --------  -------  -------  --------    -------    --------
Net investment income
 (loss).................       44       800      953     (209)   (2,030)     3,171        (444)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........       25     3,045     (692)  14,727    22,240       (148)     17,764
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........       17    23,353    7,880  (21,405)  (70,361)     2,176       5,471
                           ------  --------  -------  -------  --------    -------    --------
Net realized and
 unrealized gain (loss)
 on investments.........       42    26,398    7,188   (6,678)  (48,121)     2,028      23,235
                           ------  --------  -------  -------  --------    -------    --------
Net increase (decrease)
 in net assets resulting
 from operations........       86    27,198    8,141   (6,887)  (50,151)     5,199      22,791
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............      381    97,443   34,989   26,737    51,246     48,226      50,065
  Transfers of
   surrenders and death
   benefits.............      --        --       --       --        --         --          --
  Transfers of cost of
   insurance and policy
   charges..............     (219)  (11,565)  (6,799)  (5,824)  (21,011)    (4,032)    (11,580)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..       52    16,156   17,294   31,585   154,261     11,294      23,080
                           ------  --------  -------  -------  --------    -------    --------
Net increase in net
 assets resulting from
 capital share
 transactions...........      214   102,034   45,484   52,498   184,496     55,488      61,565
                           ------  --------  -------  -------  --------    -------    --------
Net increase in net
 assets.................      300   129,232   53,625   45,611   134,345     60,687      84,356
Net assets at beginning
 of year................    1,056    29,506   42,228    7,859   206,426      3,567      46,131
                           ------  --------  -------  -------  --------    -------    --------
   Net assets at end of
    year................   $1,356  $158,738  $95,853  $53,470  $340,771    $64,254    $130,487
                           ======  ========  =======  =======  ========    =======    ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                            Investors Mark
                             Series Fund        Berger Institutional Products Trust
                          -------------------  -----------------------------------------
                                                         Growth    Small
                                       Global             and     Company
                             Money     Fixed     100     Income   Growth   International
                            Market     Income   Fund      Fund     Fund        Fund
                          -----------  ------  -------  --------  -------  -------------
Net investment income
 (loss):
  Dividend income.......  $     9,282  $  120  $     0  $      0  $     0    $    909
  Risk charge (Note 2)..       (2,455)    --       (45)     (478)    (182)     (1,563)
                          -----------  ------  -------  --------  -------    --------
Net investment income
 (loss).................        6,827     120      (45)     (478)    (182)       (654)
Net realized and
 unrealized loss on
 investments:
  Net realized gain on
   investment
   transactions.........          --      --       660     5,953    4,245       3,883
  Decrease in unrealized
   appreciation on
   investments..........          --      (25)  (2,117)  (17,347)  (7,914)    (17,897)
                          -----------  ------  -------  --------  -------    --------
Net realized and
 unrealized loss on
 investments............          --      (25)  (1,457)  (11,394)  (3,669)    (14,014)
                          -----------  ------  -------  --------  -------    --------
Net increase (decrease)
 in net assets resulting
 from operations........        6,827      95   (1,502)  (11,872)  (3,851)    (14,668)
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    1,341,721     --     2,443    26,909    7,460     151,111
  Transfers of
   surrenders and death
   benefits.............          --      --      (465)   (1,218)     --          --
  Transfers of cost of
   insurance and policy
   charges..............      (45,981)    --      (951)   (9,023)  (2,979)    (22,399)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..   (1,429,679)    --     1,379    43,040   15,559     162,715
                          -----------  ------  -------  --------  -------    --------
Net increase (decrease)
 in net assets resulting
 from capital share
 transactions...........     (133,939)    --     2,406    59,708   20,040     291,427
                          -----------  ------  -------  --------  -------    --------
Net increase (decrease)
 in net assets..........     (127,112)     95      904    47,836   16,189     276,759
Net assets at beginning
 of year................      199,531   1,000    5,703    18,088   14,399      27,350
                          -----------  ------  -------  --------  -------    --------
   Net assets at end of
    year................  $    72,419  $1,095  $ 6,607  $ 65,924  $30,588    $304,109
                          ===========  ======  =======  ========  =======    ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                                                                    The Alger American
                                    Conseco Series Trust                   Fund
                          ----------------------------------------- --------------------
                            Asset     Common   Corporate Government            Leveraged
                          Allocation   Stock     Bond    Securities  Growth     AllCap
                          Portfolio  Portfolio Portfolio Portfolio  Portfolio  Portfolio
                          ---------- --------- --------- ---------- ---------  ---------
Net investment income
 (loss):
  Dividend income.......   $ 3,915    $ 7,145   $  137     $   62   $    --    $    --
  Risk charge (Note 2)..      (183)       (41)      (8)       --        (637)      (518)
                           -------    -------   ------     ------   --------   --------
Net investment income
 (loss).................     3,732      7,104      129         62       (637)      (518)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........       821      1,204       --         (2)    32,754     11,408
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........    (3,669)    (8,558)      55         59    (78,653)   (46,068)
                           -------    -------   ------     ------   --------   --------
Net realized and
 unrealized gain (loss)
 on investments.........    (2,848)    (7,354)      55         57    (45,899)   (34,660)
                           -------    -------   ------     ------   --------   --------
Net increase (decrease)
 in net assets resulting
 from operations........       884      (250)      184        119   (46,536)    (35,178)
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    12,522     11,142      759        126     83,762     72,930
  Transfers of
   surrenders and death
   benefits.............        --       (535)      --         --    (10,214)    (4,252)
  Transfers of cost of
   insurance and policy
   charges..............    (4,260)    (5,221)    (203)      (102)   (26,142)   (21,427)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..         3      6,936       27         10     61,569     74,189
                           -------    -------   ------     ------   --------   --------
Net increase in net
 assets resulting from
 capital share
 transactions...........     8,265     12,322      583         34    108,975    121,440
                           -------    -------   ------     ------   --------   --------
Net increase in net
 assets.................     9,149     12,072      767        153     62,439     86,262
Net assets at beginning
 of year................    18,149     26,826    1,611        972    185,818     55,685
                           -------    -------   ------     ------   --------   --------
   Net assets at end of
    year................   $27,298    $38,898   $2,378     $1,125   $248,257   $141,947
                           =======    =======   ======     ======   ========   ========


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                                                      American Century Variable
                          The Alger American Fund          Portfolios, Inc.
                          ------------------------- -------------------------------    Dreyfus
                                                       VP                             Socially
                           MidCap        Small       Income                          Responsible
                           Growth    Capitalization   and          VP         VP       Growth
                          Portfolio    Portfolio     Growth   International  Value   Fund, Inc.
                          ---------  -------------- --------  ------------- -------  -----------
Net investment income
 (loss):
  Dividend income.......  $    --       $   --      $    813    $     43    $   332    $   314
  Risk charge (Note 2)..      (364)         (80)      (1,415)       (214)      (332)      (213)
                          --------      -------     --------    --------    -------    -------
Net investment income
 (loss).................      (364)         (80)        (602)       (171)       --         101
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain on
   investment
   transactions.........     3,795        3,276          442         666        387        678
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........    (7,315)      (6,431)     (22,554)    (10,813)     8,822     (5,212)
                          --------      -------     --------    --------    -------    -------
Net realized and
 unrealized gain (loss)
 on investments.........    (3,520)      (3,155)     (22,112)    (10,147)     9,209     (4,534)
                          --------      -------     --------    --------    -------    -------
Net increase (decrease)
 in net assets resulting
 from operations........    (3,884)      (3,235)     (22,714)    (10,318)     9,209     (4,433)
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    33,569        3,535      113,660       9,439     13,558     28,123
  Transfers of
   surrenders and death
   benefits.............    (1,475)        (404)        (509)        --         --      (1,169)
  Transfers of cost of
   insurance and policy
   charges..............    (8,563)      (1,310)     (21,915)     (2,258)    (4,638)    (9,565)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..    72,242        2,052      172,435      39,725     17,802      7,694
                          --------      -------     --------    --------    -------    -------
Net increase in net
 assets resulting from
 capital share
 transactions...........    95,773        3,873      263,671      46,906     26,722     25,083
                          --------      -------     --------    --------    -------    -------
Net increase in net
 assets.................    91,889          638      240,957      36,588     35,931     20,650
Net assets at beginning
 of year................    19,816        8,973       58,574       2,456     21,254     18,018
                          --------      -------     --------    --------    -------    -------
   Net assets at end of
    year................  $111,705      $ 9,611     $299,531    $ 39,044    $57,185    $38,668
                          ========      =======     ========    ========    =======    =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                                        Dreyfus Variable
                                         Investment Fund       Federated Insurance Series
                                    ------------------------- ------------------------------
                          Dreyfus                              High-
                           Stock    Disciplined International Income   International
                           Index       Stock        Value      Bond       Equity     Utility
                            Fund     Portfolio    Portfolio   Fund II     Fund II    Fund II
                          --------  ----------- ------------- -------  ------------- -------
Net investment income
 (loss):
  Dividend income.......  $  2,672    $   141      $    7     $ 2,879     $   --     $   56
  Risk charge (Note 2)..    (1,838)      (368)         (2)       (234)       (55)        (5)
                          --------    -------      ------     -------     ------     ------
Net investment income
 (loss).................       834       (227)          5       2,645        (55)        51
Net realized and
 unrealized loss on
 investments:
  Net realized gain
   (loss) on investment
   transactions.........     6,186      1,050         159        (347)     1,288        (53)
  Decrease in unrealized
   appreciation on
   investments..........   (33,468)    (7,908)       (227)     (5,124)    (3,155)      (167)
                          --------    -------      ------     -------     ------     ------
Net realized and
 unrealized loss on
 investments............   (27,282)    (6,858)        (68)     (5,471)    (1,867)      (220)
                          --------    -------      ------     -------     ------     ------
Net decrease in net
 assets resulting from
 operations.............   (26,448)    (7,085)        (63)     (2,826)    (1,922)      (169)
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    90,162     32,218          92      14,260      2,976      1,002
  Transfers of
   surrenders and death
   benefits.............    (1,273)        --          --          --         --         --
  Transfers of cost of
   insurance and policy
   charges..............   (26,669)    (9,839)        (66)     (3,596)      (940)      (320)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..   225,889     13,393         421         108      4,240       (644)
                          --------    -------      ------     -------     ------     ------
Net increase in net
 assets resulting from
 capital share
 transactions...........   288,109     35,772         447      10,772      6,276         38
                          --------    -------      ------     -------     ------     ------
Net increase (decrease)
 in net assets..........   261,661     28,687         384       7,946      4,354       (131)
Net assets at beginning
 of year................    70,168     36,735       1,322      18,445      4,814      1,683
                          --------    -------      ------     -------     ------     ------
   Net assets at end of
    year................  $331,829    $65,422      $1,706     $26,391     $9,168     $1,552
                          ========    =======      ======     =======     ======     ======



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                                                                     Neuberger & Berman
                            INVESCO Variable     Lazard Retirement   Advisors Management
                            Investment Funds       Series, Inc.             Trust
                          -------------------- --------------------- -------------------
                                                                      Limited
                            High    Industrial Retirement Retirement Maturity              Strong
                            Yield     Income     Equity   Small Cap    Bond    Partners  Opportunity
                          Portfolio Portfolio  Portfolio  Portfolio  Portfolio Portfolio   Fund II
                          --------- ---------- ---------- ---------- --------- --------- -----------
Net investment income
 (loss):
  Dividend income.......   $    86   $    16     $  178    $  1,881   $  100    $    66    $    47
  Risk charge (Note 2)..       (12)     (125)        (2)       (727)      (9)       (68)      (157)
                           -------   -------     ------    --------   ------    -------    -------
Net investment income
 (loss).................        74      (109)       176       1,154       91         (2)      (110)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........       (23)    1,151          2         426      (41)     1,135      4,351
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........    (1,003)     (456)      (184)     17,938       88       (733)    (2,878)
                           -------   -------     ------    --------   ------    -------    -------
Net realized and
 unrealized gain (loss)
 on investments.........    (1,026)      695       (182)     18,364       47        402      1,473
                           -------   -------     ------    --------   ------    -------    -------
Net increase (decrease)
 in net assets resulting
 from operations........      (952)      586         (6)     19,518      138        400      1,363
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............     2,116    10,446         92      18,680      834     15,398      9,117
  Transfers of
   surrenders and death
   benefits.............        --        --         --          --     (435)        --         --
  Transfers of cost of
   insurance and policy
   charges..............      (430)   (2,991)       (68)     (6,630)    (276)    (2,283)    (4,318)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..     3,205     2,913        421     140,770      457       (353)     2,670
                           -------   -------     ------    --------   ------    -------    -------
Net increase in net
 assets resulting from
 capital share
 transactions...........     4,891    10,368        445     152,820      580     12,762      7,469
                           -------   -------     ------    --------   ------    -------    -------
Net increase in net
 assets.................     3,939    10,954        439     172,338      718     13,162      8,832
Net assets at beginning
 of year................     5,263     8,132      1,133       5,253    1,685      5,785     12,781
                           -------   -------     ------    --------   ------    -------    -------
   Net assets at end of
    year................   $ 9,202   $19,086     $1,572    $177,591   $2,403    $18,947    $21,613
                           =======   =======     ======    ========   ======    =======    =======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                              Strong
                             Variable
                             Insurance
                            Funds, Inc.    Van Eck Worldwide Insurance Trust
                            ----------- ---------------------------------------
                                                  Worldwide Worldwide Worldwide
                                                  Emerging    Hard      Real
                              Growth    Worldwide  Markets   Assets    Estate
                              Fund II   Bond Fund   Fund      Fund      Fund
                            ----------- --------- --------- --------- ---------
Net investment income
 (loss):
  Dividend income.........   $     --     $ 44     $    --   $    61   $   22
  Risk charge (Note 2)....       (517)      --         (92)      (49)      --
                             --------     ----     -------   -------   ------
Net investment income
 (loss)...................       (517)      44         (92)       12       22
Net realized and
 unrealized gain (loss) on
 investments:
  Net realized gain on
   investment
   transactions...........     12,313       --       1,027       140       --
  Increase (decrease) in
   unrealized appreciation
   on investments.........    (35,611)     (27)     (8,436)      360      173
                             --------     ----     -------   -------   ------
Net realized and
 unrealized gain (loss) on
 investments..............    (23,298)     (27)     (7,409)      500      173
                             --------     ----     -------   -------   ------
Net increase (decrease) in
 net assets resulting from
 operations...............    (23,815)      17      (7,501)      512      195
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits...............     43,815       --       5,736     5,069      204
  Transfers of surrenders
   and death benefits.....     (1,937)      --          --        --       --
  Transfers of cost of
   insurance and policy
   charges................    (14,532)      --      (1,626)   (1,288)    (114)
  Transfers between
   subaccounts, including
   fixed interest
   subaccount.............     53,970                5,420        --       24
                             --------     ----     -------   -------   ------
Net increase in net assets
 resulting from capital
 share transactions.......     81,316       --       9,530     3,781      114
                             --------     ----     -------   -------   ------
Net increase in net
 assets...................     57,501       17       2,029     4,293      309
Net assets at beginning of
 year.....................     26,636      932       8,814     5,720      992
                             --------     ----     -------   -------   ------
   Net assets at end of
    year..................   $ 84,137     $949     $10,843   $10,013   $1,301
                             ========     ====     =======   =======   ======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 2000

                             Variable Insurance  Variable Insurance
                                Products Fund     Products Fund II
                             ------------------- ------------------
                             Overseas   Growth       Contrafund
                             Portfolio Portfolio     Portfolio        Total
                             --------- --------- ------------------ ----------
Net investment income
 (loss):
  Dividend income..........   $    --   $   --         $   --       $   37,775
  Risk charge (Note 2).....       (87)      (2)            (4)         (17,243)
                              -------   ------         ------       ----------
Net investment income
 (loss)....................       (87)      (2)            (4)          20,532
Net realized and unrealized
 gain (loss) on
 investments:
  Net realized gain (loss)
   on investment
   transactions............        (9)      (1)            --          155,885
  Decrease in unrealized
   appreciation on
   investments.............    (3,450)    (177)           (19)        (362,970)
                              -------   ------         ------       ----------
Net realized and unrealized
 loss on investments.......    (3,459)    (178)           (19)        (207,085)
                              -------   ------         ------       ----------
Net decrease in net assets
 resulting from operations.    (3,546)    (180)           (23)        (186,553)
Capital share transactions:
  Transfers of net variable
   contract deposits.......     6,204      420             95        2,480,792
  Transfers of surrenders
   and death benefits......        --       --             --          (23,886)
  Transfers of cost of
   insurance and policy
   charges.................      (528)    (220)           (82)        (324,783)
  Transfers between
   subaccounts, including
   fixed interest
   subaccount..............    29,432    3,890          3,324          (9,030)
                              -------   ------         ------       ----------
Net increase in net assets
 resulting from capital
 share transactions........    35,108    4,090          3,337        2,123,093
                              -------   ------         ------       ----------
Net increase in net assets.    31,562    3,910          3,314        1,936,540
Net assets at beginning of
 year......................        --       --             --        1,237,289
                              -------   ------         ------       ----------
   Net assets at end of
    year...................   $31,562   $3,910         $3,314       $3,173,829
                              =======   ======         ======       ==========



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS

                          Year ended December 31, 1999

                                           Investors Mark Series Fund
                          -----------------------------------------------------------------
                                   Growth    Large   Small    Large
                                     and      Cap     Cap      Cap     Intermediate Mid Cap
                          Balanced Income    Value   Equity   Growth   Fixed Income Equity
                          -------- -------  -------  ------  --------  ------------ -------
Net investment income
 (loss):
  Dividend income.......   $   50  $   237  $   936  $   --  $     --     $  215    $   109
  Risk charge (Note 2)..       --      (91)    (142)    (12)     (456)       (17)      (146)
                           ------  -------  -------  ------  --------     ------    -------
Net investment income
 (loss).................       50      146      794     (12)     (456)       198        (37)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........        8    1,729    1,417      80       310        (13)       136
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........       22     (353)  (6,240)  2,297    40,982       (221)     1,637
                           ------  -------  -------  ------  --------     ------    -------
Net realized and
 unrealized gain (loss)
 on investments.........       30    1,376   (4,823)  2,377    41,292       (234)     1,773
                           ------  -------  -------  ------  --------     ------    -------
Net increase (decrease)
 in net assets resulting
 from operations........       80    1,522   (4,029)  2,365    40,836        (36)     1,736
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............       --    5,045    1,536     799     1,835        176      3,701
  Transfers of
   surrenders and death
   benefits.............       --       --       --      --        --         --         --
  Transfers of cost of
   insurance and policy
   charges..............       --   (2,466)  (1,843)   (544)   (3,582)      (555)    (2,604)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..       --   24,376   45,566   4,166   166,276      2,982     42,240
                           ------  -------  -------  ------  --------     ------    -------
Net increase in net
 assets resulting from
 capital share
 transactions...........       --   26,955   45,259   4,421   164,529      2,603     43,337
                           ------  -------  -------  ------  --------     ------    -------
Net increase in net
 assets.................       80   28,477   41,230   6,786   205,365      2,567     45,073
Net assets at beginning
 of year................      976    1,029      998   1,073     1,061      1,000      1,058
                           ------  -------  -------  ------  --------     ------    -------
   Net assets at end of
    year................   $1,056  $29,506  $42,228  $7,859  $206,426     $3,567    $46,131
                           ======  =======  =======  ======  ========     ======    =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                          Investors Mark
                            Series Fund     Berger Institutional Products Trust
                          ----------------  ---------------------------------------
                                                    Growth    Small
                                    Global            and    Company
                           Money    Fixed    100    Income   Growth   International
                           Market   Income   Fund    Fund     Fund        Fund
                          --------  ------  ------  -------  -------  -------------
Net investment income
 (loss):
  Dividend income.......  $  2,339  $   69  $    1  $    --  $    --     $   152
  Risk charge (Note 2)..    (1,663)     --     (10)     (37)     (40)        (77)
                          --------  ------  ------  -------  -------     -------
Net investment income
 (loss).................       676      69      (9)     (37)     (40)         75
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain on
   investment
   transactions.........        --      --      63      289       45         191
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........        --     (72)  1,510    4,447    6,255       4,758
                          --------  ------  ------  -------  -------     -------
Net realized and
 unrealized gain (loss)
 on investments.........               (72)  1,573    4,736    6,300       4,949
                          --------  ------  ------  -------  -------     -------
Net increase (decrease)
 in net assets resulting
 from operations........       676      (3)  1,564    4,699    6,260       5,024
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............   986,922      --   1,023    3,647    2,398       5,278
  Transfers of
   surrenders and death
   benefits.............        --      --      --      (73)      --          --
  Transfers of cost of
   insurance and policy
   charges..............   (41,858)     --    (400)  (2,081)    (737)     (3,402)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..  (747,209)     --   2,447   10,803    5,344      19,389
                          --------  ------  ------  -------  -------     -------
Net increase in net
 assets resulting from
 capital share
 transactions...........   197,855      --   3,070   12,296    7,005      21,265
                          --------  ------  ------  -------  -------     -------
Net increase (decrease)
 in net assets..........   198,531      (3)  4,634   16,995   13,265      26,289
Net assets at beginning
 of year................     1,000   1,003   1,069    1,093    1,134       1,061
                          --------  ------  ------  -------  -------     -------
   Net assets at end of
    year................  $199,531  $1,000  $5,703  $18,088  $14,399     $27,350
                          ========  ======  ======  =======  =======     =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                                                                    The Alger American
                                    Conseco Series Trust                   Fund
                          ----------------------------------------- --------------------
                            Asset     Common   Corporate Government            Leveraged
                          Allocation   Stock     Bond    Securities  Growth     AllCap
                          Portfolio  Portfolio Portfolio Portfolio  Portfolio  Portfolio
                          ---------- --------- --------- ---------- ---------  ---------
Net investment income
 (loss):
  Dividend income.......   $   254    $     2   $   88     $  54    $     12    $    --
  Risk charge (Note 2)..       (53)       (85)      (4)       --        (430)      (113)
                           -------    -------   ------     -----    --------    -------
Net investment income
 (loss).................       201        (83)      84        54        (418)      (113)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........     2,900      7,689       (2)       22         889      1,924
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........       300       (337)     (90)     (100)     30,707     12,422
                           -------    -------   ------     -----    --------    -------
Net realized and
 unrealized gain (loss)
 on investments.........     3,200      7,352      (92)      (78)     31,596     14,346
                           -------    -------   ------     -----    --------    -------
Net increase (decrease)
 in net assets resulting
 from operations........     3,401      7,269       (8)      (24)     31,178     14,233
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    11,298      8,508      383        --      32,244     19,392
  Transfers of
   surrenders and death
   benefits.............        --       (329)      --        --        (961)      (965)
  Transfers of cost of
   insurance and policy
   charges..............    (2,270)    (2,173)     (97)       --     (10,092)    (7,034)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..     4,672     12,451      332        --     132,347     28,921
                           -------    -------   ------     -----    --------    -------
Net increase in net
 assets resulting from
 capital share
 transactions...........    13,700     18,457      618        --     153,538     40,314
                           -------    -------   ------     -----    --------    -------
Net increase (decrease)
 in net assets..........    17,101     25,726      610       (24)    184,716     54,547
Net assets at beginning
 of year................     1,048      1,100    1,001       996       1,102      1,138
                           -------    -------   ------     -----    --------    -------
   Net assets at end of
    year................   $18,149    $26,826   $1,611     $ 972    $185,818    $55,685
                           =======    =======   ======     =====    ========    =======



                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                                                     American Century Variable
                          The Alger American Fund         Portfolios, Inc.
                          ------------------------ -------------------------------    Dreyfus
                                                     VP                              Socially
                           MidCap       Small      Income                           Responsible
                           Growth   Capitalization   and         VP                   Growth
                          Portfolio   Portfolio    Growth   International VP Value  Fund, Inc.
                          --------- -------------- -------  ------------- --------  -----------
Net investment loss:
  Dividend income.......   $    --      $   --     $    --     $   --     $    10     $     2
  Risk charge (Note 2)..       (41)        (20)       (147)        (1)        (37)        (51)
                           -------      ------     -------     ------     -------     -------
Net investment loss.....       (41)        (20)       (147)        (1)        (27)        (49)
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain on
   investment
   transactions.........       327         498         326         11          62       1,159
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........     2,917       1,491       4,694        884      (1,185)      1,444
                           -------      ------     -------     ------     -------     -------
Net realized and
 unrealized gain (loss)
 on investments.........     3,244       1,989       5,020        895      (1,123)      2,603
                           -------      ------     -------     ------     -------     -------
Net increase (decrease)
 in net assets resulting
 from operations........     3,203       1,969       4,873        894      (1,150)      2,554
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............     4,981       1,484      15,206        509       3,633       6,935
  Transfers of
   surrenders and death
   benefits.............      (316)         --         (65)        --          --        (208)
  Transfers of cost of
   insurance and policy
   charges..............    (2,655)       (513)     (5,277)      (232)       (673)     (2,764)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..    13,485       4,919      42,789        206      18,451      10,440
                           -------      ------     -------     ------     -------     -------
Net increase in net
 assets resulting from
 capital share
 transactions...........    15,495       5,890      52,653        483      21,411      14,403
                           -------      ------     -------     ------     -------     -------
Net increase in net
 assets.................    18,698       7,859      57,526      1,377      20,261      16,957
Net assets at beginning
 of year................     1,118       1,114       1,048      1,079         993       1,061
                           -------      ------     -------     ------     -------     -------
   Net assets at end of
    year................   $19,816      $8,973     $58,574     $2,456     $21,254     $18,018
                           =======      ======     =======     ======     =======     =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                                           Dreyfus
                                  Variable Investment Fund   Federated Insurance Series
                                  ------------------------- ------------------------------
                         Dreyfus                             High-
                          Stock   Disciplined International Income   International
                          Index      Stock        Value      Bond       Equity     Utility
                          Fund     Portfolio    Portfolio   Fund II     Fund II    Fund II
                         -------  ----------- ------------- -------  ------------- -------
Net investment income
 (loss):
  Dividend income....... $   349    $   134      $   10     $    79     $   --     $   25
  Risk charge (Note 2)..    (169)       (75)         --         (36)        (7)        (2)
                         -------    -------      ------     -------     ------     ------
Net investment income
 (loss).................     180         59          10          43         (7)        23
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........     695        387         102         (70)        44         50
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........   4,265      3,678         176         393      1,950        (53)
                         -------    -------      ------     -------     ------     ------
Net realized and
 unrealized gain (loss)
 on investments.........   4,960      4,065         278         323      1,994         (3)
                         -------    -------      ------     -------     ------     ------
Net increase in net
 assets resulting from
 operations.............   5,140      4,124         288         366      1,987         20
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............  21,652        519          --          --        329        732
  Transfers of
   surrenders and death
   benefits.............      --         --          --          --         --         --
  Transfers of cost of
   insurance and policy
   charges..............  (4,938)    (2,281)         --        (892)      (152)      (277)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..  47,267     33,312          --      17,974      1,556        176
                         -------    -------      ------     -------     ------     ------
Net increase in net
 assets resulting from
 capital share
 transactions...........  63,981     31,550          --      17,082      1,733        631
                         -------    -------      ------     -------     ------     ------
Net increase in net
 assets.................  69,121     35,674         288      17,448      3,720        651
Net assets at beginning
 of year................   1,047      1,061       1,034         997      1,094      1,032
                         -------    -------      ------     -------     ------     ------
Net assets at end of
 year................... $70,168    $36,735      $1,322     $18,445     $4,814     $1,683
                         =======    =======      ======     =======     ======     ======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                                                                    Neuberger & Berman
                           INVESCO Variable     Lazard Retirement   Advisors Management
                           Investment Funds       Series, Inc.             Trust
                         -------------------- --------------------- -------------------
                                                                     Limited
                           High    Industrial Retirement Retirement Maturity              Strong
                           Yield     Income     Equity   Small Cap    Bond    Partners  Opportunity
                         Portfolio Portfolio  Portfolio  Portfolio  Portfolio Portfolio   Fund II
                         --------- ---------- ---------- ---------- --------- --------- -----------
Net investment income
 (loss):
  Dividend income.......  $  359     $   94     $    7     $    8    $   56    $   13     $   135
  Risk charge (Note 2)..      (8)       (14)        --        (13)       (1)      (13)        (35)
                          ------     ------     ------     ------    ------    ------     -------
Net investment income
 (loss).................     351         80          7         (5)       55        --         100
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........      (3)        86         33        106        (6)       31         177
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........    (118)       583         46        (32)      (32)      301       1,448
                          ------     ------     ------     ------    ------    ------     -------
Net realized and
 unrealized gain (loss)
 on investments.........    (121)       669         79         74       (38)      332       1,625
                          ------     ------     ------     ------    ------    ------     -------
Net increase in net
 assets resulting from
 operations.............     230        749         86         69        17       332       1,725
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............      --         78         --        366       284     1,807       2,447
  Transfers of
   surrenders and death
   benefits.............      --         --         --         --        --        --        (139)
  Transfers of cost of
   insurance and policy
   charges..............     (37)      (436)        --       (382)     (109)     (667)     (1,114)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..   4,077      6,715         --      4,181       494     3,294       8,819
                          ------     ------     ------     ------    ------    ------     -------
Net increase in net
 assets resulting from
 capital share
 transactions...........   4,040      6,357         --      4,165       669     4,434      10,013
                          ------     ------     ------     ------    ------    ------     -------
Net increase in net
 assets.................   4,270      7,106         86      4,234       686     4,766      11,738
Net assets at beginning
 of year................     993      1,026      1,047      1,019       999     1,019       1,043
                          ------     ------     ------     ------    ------    ------     -------
Net assets at end of
 year...................  $5,263     $8,132     $1,133     $5,253    $1,685    $5,785     $12,781
                          ======     ======     ======     ======    ======    ======     =======


                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                          Year ended December 31, 1999

                            Strong
                           Variable
                           Insurance
                          Funds, Inc.    Van Eck Worldwide Insurance Trust
                          ----------- ---------------------------------------
                                                Worldwide Worldwide Worldwide
                                                Emerging    Hard      Real
                          Growth Fund Worldwide  Markets   Assets    Estate
                              II      Bond Fund   Fund      Fund      Fund      Total
                          ----------- --------- --------- --------- --------- ----------
Net investment income
 (loss):
  Dividend income.......    $     2    $   39    $   --    $   15    $   21   $    5,876
  Risk charge (Note 2)..        (36)       --       (11)      (12)       --       (4,105)
                            -------    ------    ------    ------    ------   ----------
Net investment income
 (loss).................        (34)       39       (11)        3        21        1,771
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain on
   investment
   transactions.........        415        17       100        47        --       22,271
  Increase (decrease) in
   unrealized
   appreciation on
   investments..........      6,338      (135)    3,382       170       (42)     130,487
                            -------    ------    ------    ------    ------   ----------
Net realized and
 unrealized gain (loss)
 on investments.........      6,753      (118)    3,482       217       (42)     152,758
                            -------    ------    ------    ------    ------   ----------
Net increase (decrease)
 in net assets resulting
 from operations........      6,719       (79)    3,471       220       (21)     154,529
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............      6,788        --       122         4        --    1,152,061
  Transfers of
   surrenders and death
   benefits.............        (75)       --        --        --        --       (3,131)
  Transfers of cost of
   insurance and policy
   charges..............     (2,675)       --      (302)     (441)       --     (108,555)
  Transfers between
   subaccounts,
   including fixed
   interest subaccount       14,753        --     4,500     4,948        --       (2,541)
                            -------    ------    ------    ------    ------   ----------
Net increase in net
 assets resulting from
 capital share
 transactions...........     18,791        --     4,320     4,511        --    1,037,834
                            -------    ------    ------    ------    ------   ----------
Net increase (decrease)
 in net assets..........     25,510       (79)    7,791     4,731       (21)   1,192,363
Net assets at beginning
 of year................      1,126     1,011     1,023       989     1,013       44,926
                            -------    ------    ------    ------    ------   ----------
   Net assets at end of
    year................    $26,636    $  932    $8,814    $5,720    $  992   $1,237,289
                            =======    ======    ======    ======    ======   ==========

                             See accompanying notes

                          BMA VARIABLE LIFE ACCOUNT A

               STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS

         Period from December 1, 1998 (inception) to December 31, 1998

                                       Investors Mark Series Fund
                          -----------------------------------------------------
                                                                Interme-
                                   Growth Large   Small  Large   diate    Mid
                                    and    Cap     Cap    Cap    Fixed    Cap
                          Balanced Income Value   Equity Growth  Income  Equity
                          -------- ------ ------  ------ ------ -------- ------
Net investment income:
  Dividend income........  $   49  $   11 $   28  $    1 $    1  $   60  $   10
  Risk charge............     --      --     --      --     --      --      --
                           ------  ------ ------  ------ ------  ------  ------
Net investment income....      49      11     28       1      1      60      10
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions..........     --      --     --      --     --      --      --
  Unrealized appreciation
   (depreciation) on
   investments...........     (73)     18    (30)     72     60     (60)     48
                           ------  ------ ------  ------ ------  ------  ------
Net realized and
 unrealized gain (loss)
 on investments..........     (73)     18    (30)     72     60     (60)     48
                           ------  ------ ------  ------ ------  ------  ------
Net increase (decrease)
 in net assets resulting
 from operations.........     (24)     29     (2)     73     61     --       58
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits..............   1,000   1,000  1,000   1,000  1,000   1,000   1,000
  Transfers of surrenders
   and death benefits....     --      --     --      --     --      --      --
  Transfers of cost of
   insurance and policy
   charges...............     --      --     --      --     --      --      --
  Transfers between
   subaccounts, including
   fixed interest
   subaccount............     --      --     --      --     --      --      --
                           ------  ------ ------  ------ ------  ------  ------
Net increase in net
 assets resulting from
 capital share
 transactions............   1,000   1,000  1,000   1,000  1,000   1,000   1,000
                           ------  ------ ------  ------ ------  ------  ------
Net increase in net
 assets..................     976   1,029    998   1,073  1,061   1,000   1,058
Net assets at beginning
 of period...............     --      --     --      --     --      --      --
                           ------  ------ ------  ------ ------  ------  ------
    Net assets at end of
     period..............  $  976  $1,029 $  998  $1,073 $1,061  $1,000  $1,058
                           ======  ====== ======  ====== ======  ======  ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                                Investors
                               Mark Series
                                  Fund       Berger Institutional Products Trust
                              -------------  -----------------------------------
                                                    Growth  Small
                                     Global          and   Company
                              Money  Fixed    100   Income Growth  International
                              Market Income   Fund   Fund   Fund       Fund
                              ------ ------  ------ ------ ------- -------------
Net investment income:
  Dividend income...........  $  --  $   83  $    2 $    7 $  --      $   15
  Risk charge...............     --     --      --     --     --         --
                              ------ ------  ------ ------ ------     ------
Net investment income.......     --      83       2      7    --          15
Net realized and unrealized
 gain (loss) on investments:
  Net realized gain (loss)
   on investment
   transactions.............     --     --      --     --     --         --
  Unrealized appreciation
   (depreciation) on
   investments..............     --     (80)     67     86    134         46
                              ------ ------  ------ ------ ------     ------
Net realized and unrealized
 gain (loss) on investments.     --     (80)     67     86    134         46
                              ------ ------  ------ ------ ------     ------
Net increase (decrease) in
 net assets resulting from
 operations.................     --       3      69     93    134         61
Capital share transactions:
  Transfers of net variable
   contract deposits........   1,000  1,000   1,000  1,000  1,000      1,000
  Transfers of surrenders
   and death benefits.......     --     --      --     --     --         --
  Transfers of cost of
   insurance and policy
   charges..................     --     --      --     --     --         --
  Transfers between
   subaccounts, including
   fixed interest
   subaccount...............     --     --      --     --     --         --
                              ------ ------  ------ ------ ------     ------
Net increase in net assets
 resulting from capital
 share transactions.........   1,000  1,000   1,000  1,000  1,000      1,000
                              ------ ------  ------ ------ ------     ------
Net increase in net assets..   1,000  1,003   1,069  1,093  1,134      1,061
Net assets at beginning of
 period.....................     --     --      --     --     --         --
                              ------ ------  ------ ------ ------     ------
    Net assets at end of
     period.................  $1,000 $1,003  $1,069 $1,093 $1,134     $1,061
                              ====== ======  ====== ====== ======     ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                                                                         The Alger
                                    Conseco Series Trust               American Fund
                          ----------------------------------------- -------------------
                            Asset     Common   Corporate Government           Leveraged
                          Allocation   Stock     Bond    Securities  Growth    AllCap
                          Portfolio  Portfolio Portfolio Portfolio  Portfolio Portfolio
                          ---------- --------- --------- ---------- --------- ---------
Net investment income:
  Dividend income.......    $    8    $    1    $    5     $    4    $  --     $  --
  Risk charge...........       --        --        --         --        --        --
                            ------    ------    ------     ------    ------    ------
Net investment income...         8         1         5          4       --        --
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........       --        --        --         --        --        --
  Unrealized
   appreciation
   (depreciation) on
   investments..........        40        99        (4)        (8)      102       138
                            ------    ------    ------     ------    ------    ------
Net realized and
 unrealized gain (loss)
 on investments.........        40        99        (4)        (8)      102       138
                            ------    ------    ------     ------    ------    ------
Net increase (decrease)
 in net assets resulting
 from operations........        48       100         1         (4)      102       138
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............     1,000     1,000     1,000      1,000     1,000     1,000
  Transfers of
   surrenders and death
   benefits.............       --        --        --         --        --        --
  Transfers of cost of
   insurance and policy
   charges..............       --        --        --         --        --        --
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..       --        --        --         --        --        --
                            ------    ------    ------     ------    ------    ------
Net increase in net
 assets resulting from
 capital share
 transactions...........     1,000     1,000     1,000      1,000     1,000     1,000
                            ------    ------    ------     ------    ------    ------
Net increase in net
 assets.................     1,048     1,100     1,001        996     1,102     1,138
Net assets at beginning
 of period..............       --        --        --         --        --        --
                            ------    ------    ------     ------    ------    ------
    Net assets at end of
     period.............    $1,048    $1,100    $1,001     $  996    $1,102    $1,138
                            ======    ======    ======     ======    ======    ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                                                   American Century Variable
                          The Alger American Fund       Portfolios, Inc.
                          ------------------------ --------------------------    Dreyfus
                                                     VP                         Socially
                           MidCap       Small      Income                      Responsible
                           Growth   Capitalization  and        VP        VP      Growth
                          Portfolio   Portfolio    Growth International Value  Fund, Inc.
                          --------- -------------- ------ ------------- -----  -----------
Net investment income:
  Dividend income.......   $  --        $  --      $    5    $  --      $ --     $   40
  Risk charge...........      --           --         --        --        --        --
Net investment income...      --           --           5       --        --         40
                           ------       ------     ------    ------     -----    ------
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........      --           --         --        --        --        --
  Unrealized
   appreciation
   (depreciation) on
   investments..........      118          114         43        79        (7)       21
                           ------       ------     ------    ------     -----    ------
Net realized and
 unrealized gain (loss)
 on investments.........      118          114         43        79        (7)       21
                           ------       ------     ------    ------     -----    ------
Net increase (decrease)
 in net assets resulting
 from operations........      118          114         48        79        (7)       61
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    1,000        1,000      1,000     1,000     1,000     1,000
  Transfers of
   surrenders and death
   benefits.............      --           --         --        --        --        --
  Transfers of cost of
   insurance and policy
   charges..............      --           --         --        --        --        --
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..      --           --         --        --        --        --
                           ------       ------     ------    ------     -----    ------
Net increase in net
 assets resulting from
 capital share
 transactions...........    1,000        1,000      1,000     1,000     1,000     1,000
                           ------       ------     ------    ------     -----    ------
Net increase in net
 assets.................    1,118        1,114      1,048     1,079       993     1,061
Net assets at beginning
 of period..............      --           --         --        --        --        --
                           ------       ------     ------    ------     -----    ------
    Net assets at end of
     period.............   $1,118       $1,114     $1,048    $1,079     $ 993    $1,061
                           ======       ======     ======    ======     =====    ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                                      Dreyfus Variable
                                       Investment Fund       Federated Insurance Series
                                  ------------------------- ------------------------------
                          Dreyfus                            High-
                           Stock              International Income   International
                           Index  Disciplined     Value      Bond       Equity     Utility
                           Fund   Stock Fund    Portfolio   Fund II     Fund II    Fund II
                          ------- ----------- ------------- -------  ------------- -------
Net investment income:
  Dividend income.......  $    4    $    5       $   80     $  --       $  --      $  --
  Risk charge...........     --        --           --         --          --         --
                          ------    ------       ------     ------      ------     ------
Net investment income...       4         5           80        --          --         --
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........     --        --           --         --          --         --
  Unrealized
   appreciation
   (depreciation) on
   investments..........      43        56          (46)        (3)         94         32
                          ------    ------       ------     ------      ------     ------
Net realized and
 unrealized gain (loss)
 on investments.........      43        56          (46)        (3)         94         32
                          ------    ------       ------     ------      ------     ------
Net increase (decrease)
 in net assets resulting
 from operations........      47        61           34         (3)         94         32
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............   1,000     1,000        1,000      1,000       1,000      1,000
  Transfers of
   surrenders and death
   benefits.............     --        --           --         --          --         --
  Transfers of cost of
   insurance and policy
   charges..............     --        --           --         --          --         --
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..     --        --           --         --          --         --
                          ------    ------       ------     ------      ------     ------
Net increase in net
 assets resulting from
 capital share
 transactions...........   1,000     1,000        1,000      1,000       1,000      1,000
                          ------    ------       ------     ------      ------     ------
Net increase in net
 assets.................   1,047     1,061        1,034        997       1,094      1,032
Net assets at beginning
 of period..............     --        --           --         --          --         --
                          ------    ------       ------     ------      ------     ------
    Net assets at end of
     period.............  $1,047    $1,061       $1,034     $  997      $1,094     $1,032
                          ======    ======       ======     ======      ======     ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                                                                     Neuberger & Berman
                            Invesco Variable     Lazard Retirement   Advisors Management
                            Investment Funds       Series, Inc.             Trust
                          -------------------- --------------------- -------------------
                                                                      Limited
                            High-   Industrial Retirement Retirement Maturity              Strong
                            Yield     Income     Equity   Small Cap    Bond    Partners  Opportunity
                          Portfolio Portfolio  Portfolio  Portfolio  Portfolio Portfolio   Fund II
                          --------- ---------- ---------- ---------- --------- --------- -----------
Net investment income:
  Dividend income.......   $  104     $   52     $    3     $  --     $  --     $  --      $    2
  Risk charge...........      --         --         --         --        --        --         --
                           ------     ------     ------     ------    ------    ------     ------
Net investment income...      104         52          3        --        --        --           2
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........      --         --         --         --        --        --         --
  Unrealized
   appreciation
   (depreciation) on
   investments..........     (111)       (26)        44         19        (1)       19         41
                           ------     ------     ------     ------    ------    ------     ------
Net realized and
 unrealized gain (loss)
 on investments.........     (111)       (26)        44         19        (1)       19         41
                           ------     ------     ------     ------    ------    ------     ------
Net increase (decrease)
 in net assets resulting
 from operations........       (7)        26         47         19        (1)       19         43
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............    1,000      1,000      1,000      1,000     1,000     1,000      1,000
  Transfers of
   surrenders and death
   benefits.............      --         --         --         --        --        --         --
  Transfers of cost of
   insurance and policy
   charges..............      --         --         --         --        --        --         --
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..      --         --         --         --        --        --         --
                           ------     ------     ------     ------    ------    ------     ------
Net increase in net
 assets resulting from
 capital share
 transactions...........    1,000      1,000      1,000      1,000     1,000     1,000      1,000
                           ------     ------     ------     ------    ------    ------     ------
Net increase in net
 assets.................      993      1,026      1,047      1,019       999     1,019      1,043
Net assets at beginning
 of period..............      --         --         --         --        --        --         --
                           ------     ------     ------     ------    ------    ------     ------
Net assets at end of
 period.................   $  993     $1,026     $1,047     $1,019    $  999    $1,019     $1,043
                           ======     ======     ======     ======    ======    ======     ======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

         Period from December 1, 1998 (inception) to December 31, 1998

                            Strong
                           Variable
                           Insurance
                          Funds, Inc.    Van Eck Worldwide Insurance Trust
                          ----------- ---------------------------------------
                                                Worldwide Worldwide Worldwide
                                                Emerging    Hard      Real
                            Growth    Worldwide  Markets   Assets    Estate
                            Fund II   Bond Fund   Fund      Fund      Fund     Total
                          ----------- --------- --------- --------- --------- -------
Net investment income:
  Dividend income.......    $  --      $  --     $  --     $  --     $  --    $   580
  Risk charge...........       --         --        --        --        --        --
                            ------     ------    ------    ------    ------   -------
Net investment income...       --         --        --        --        --        580
Net realized and
 unrealized gain (loss)
 on investments:
  Net realized gain
   (loss) on investment
   transactions.........       --         --        --        --        --        --
  Unrealized
   appreciation
   (depreciation) on
   investments..........       126         11        23       (11)       13      1346
                            ------     ------    ------    ------    ------   -------
  Net realized and
   unrealized gain
   (loss) on
   investments..........       126         11        23       (11)       13      1346
                            ------     ------    ------    ------    ------   -------
Net increase (decrease)
 in net assets resulting
 from operations........       126         11        23       (11)       13     1,926
Capital share
 transactions:
  Transfers of net
   variable contract
   deposits.............     1,000      1,000     1,000     1,000     1,000    43,000
  Transfers of
   surrenders and death
   benefits.............       --         --        --        --        --        --
  Transfers of cost of
   insurance and policy
   charges..............       --         --        --        --        --        --
  Transfers between
   subaccounts,
   including fixed
   interest subaccount..       --         --        --        --        --        --
                            ------     ------    ------    ------    ------   -------
Net increase in net
 assets resulting from
 capital share
 transactions...........     1,000      1,000     1,000     1,000     1,000    43,000
                            ------     ------    ------    ------    ------   -------
Net increase in net
 assets.................     1,126      1,011     1,023       989     1,013    44,926
Net assets at beginning
 of period..............       --         --        --        --        --        --
                            ------     ------    ------    ------    ------   -------
    Net assets at end of
     period.............    $1,126     $1,011    $1,023    $  989    $1,013   $44,926
                            ======     ======    ======    ======    ======   =======

                            See accompanying notes.

                          BMA VARIABLE LIFE ACCOUNT A

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

1. Summary of Significant Accounting Policies

 Organization

   BMA Variable Life Account A (the Account) is a separate account of Business Men's Assurance Company of America (BMA) established to fund flexible premium variable life insurance policies. The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

 Investments

   Deposits received by the Account are invested in 43 separate subaccounts, each of which invests solely in the various funds (mutual funds not otherwise available to the public) as directed by the owners. Amounts may be invested in shares of the following portfolios:

  Investors Mark Series Fund: Balanced, Growth and Income, Large Cap Value, Small Cap Equity, Large Cap Growth, Intermediate Fixed Income, Mid Cap Equity, Money Market and Global Fixed Income.

  Berger Institutional Products Trust (Berger IPT): 100 Fund, Growth and Income Fund, Small Company Growth Fund and International Fund.

  Conseco Series Trust: Asset Allocation Portfolio, Common Stock Portfolio, Corporate Bond Portfolio and Government Securities Portfolio.

  The Alger American Fund: Growth Portfolio, Leveraged AllCap Portfolio, MidCap Growth Portfolio and Small Capitalization Portfolio.

  American Century Variable Portfolios, Inc.: VP Income and Growth, VP International and VP Value.

  Dreyfus Socially Responsible Growth Fund, Inc.

  Dreyfus Stock Index Fund.

  Dreyfus Variable Investment Fund: Disciplined Stock Portfolio and International Value Portfolio.

  Federated Insurance Series: High-Income Bond Fund II, International Equity Fund II and Utility Fund II.

  INVESCO Variable Investment Funds: High Yield Portfolio and Industrial Income Portfolio.

  Lazard Retirement Series, Inc.: Retirement Equity Portfolio and Retirement Small Cap Portfolio.

  Neuberger & Berman Advisors Management Trust: Limited Maturity Bond Portfolio and Partners Portfolio.

  Strong Opportunity Fund II.

  Strong Variable Insurance Funds, Inc.: Growth Fund II.

  Van Eck Worldwide Insurance Trust: Worldwide Bond Fund, Worldwide Emerging Markets Fund, Worldwide Hard Assets Fund and Worldwide Real Estate Fund.

  Variable Insurance Products Fund (VIP): Fidelity VIP Overseas Portfolio and Fidelity VIP Growth Portfolio.

  Variable Insurance Products Funds II (VIP II): Fidelity VIP II Contrafund Portfolio.

 Management of the Funds

   Under the terms of the investment advisory contracts, portfolio investments of the underlying mutual funds of Investors Mark Series Fund are made by Investors Mark Series Fund, LLC (IMSF, LLC), which is owned by Jones & Babson, Inc., a wholly-owned subsidiary of BMA. IMSF, LLC has engaged Standish, Ayer & Wood,

                          BMA VARIABLE LIFE ACCOUNT A

Inc. to provide subadvisory services for the Intermediate Fixed Income Portfolio, the Mid Cap Equity Portfolio and the Money Market Portfolio. IMSF, LLC has engaged Standish International Management Company, L.P. to provide subadvisory services for the Global Fixed Income Portfolio. IMSF, LLC has engaged Stein Roe & Farnam, Inc. to provide subadvisory services for the Small Cap Equity Portfolio and the Large Cap Growth Portfolio. IMSF, LLC has engaged David L. Babson & Co., Inc. to provide subadvisory services for the Large Cap Value Portfolio. IMSF, LLC has engaged Lord, Abbett & Co. to provide subadvisory services for the Growth and Income Portfolio. IMSF, LLC has engaged Kornitzer Capital Management, Inc. to provide subadvisory services for the Balanced Portfolio.

   Berger Institutional Products Trust is a mutual fund with multiple portfolios. Berger Associates is the investment advisor to all portfolios except the Berger/BIAM IPT--International Fund. BBOI Worldwide LLC is the advisor to the Berger/BIAM IPT--International Fund. BBOI Worldwide LLC has retained Bank of Ireland Asset Management (U.S.) Limited (BIAM) as subadvisor.

   Conseco Series Trust is a mutual fund with multiple portfolios. Conseco Capital Management, Inc. is the investment advisor to the portfolios.

   The Alger American Fund is a mutual fund with multiple portfolios. Fred Alger Management, Inc. serves as investment advisor.

   American Century Variable Portfolios, Inc. is a series of funds managed by American Century Investment Management, Inc.

   The Dreyfus Socially Responsible Growth Fund, Inc. is managed by The Dreyfus Corporation. Dreyfus has hired NCM Capital Management Group, Inc. to serve as sub-investment advisor and to provide day-to-day management of the fund's investments.

   The Dreyfus Corporation serves as the Dreyfus Stock Index Fund's manager. Dreyfus has hired an affiliate, Mellon Equity Associates, to serve as the fund's index fund manager and to provide day-to-day management of the fund's investments.

   The Dreyfus Variable Investment Fund is a mutual fund with multiple portfolios. The Dreyfus Corporation serves as the investment advisor.

   Federated Insurance Series is a mutual fund with multiple portfolios. Federated Advisors is the investment advisor.

   INVESCO Variable Investment Fund is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment advisor.

   Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management, a division of Lazard Freres & Co. LLC, is the investment manager for each portfolio.

   Each portfolio of Neuberger & Berman Advisers Management Trust invests in a corresponding series of Advisors Managers Trust. All series of Advisors Managers Trust are managed by Neuberger & Berman Management, Inc.

   Strong Opportunity Fund II is a mutual fund managed by Strong Capital Management, Inc.

   Strong Variable Insurance Funds, Inc. is a mutual fund with multiple series. Strong Capital Management, Inc. serves as the investment advisor.

                          BMA VARIABLE LIFE ACCOUNT A

   Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios managed by Van Eck Associates Corporation.

   Variable Insurance Products Fund and Variable Insurance Products Fund II are each mutual funds managed by Fidelity Management and Research Company.

 Investment Valuation

   Investments in mutual fund shares are carried in the statement of net assets at market value (net asset value of the underlying mutual fund). The first-in, first-out method is used to determine gains and losses. Security transactions are accounted for on the trade date, and dividend income from the funds to the Account is recorded on the ex-dividend date and reinvested upon receipt. Capital gain distributions from the mutual funds to the Account also are reinvested upon receipt.

   The cost of investments purchased and proceeds from investment securities sold by each subaccount were as follows:

                                                                       Period from
                                                                       December 1,
                                                                     1998 (inception)
                               Year ended            Year ended      to December 31,
                            December 31, 2000    December 31, 1999         1998
                          --------------------- -------------------- ----------------
                           Cost of    Proceeds   Cost of   Proceeds      Cost of
                          Purchases  from Sales Purchases from Sales    Purchases
                          ---------- ---------- --------- ---------- ----------------
Investors Mark Series
 Fund:
  Balanced..............  $      280 $       -- $     71   $     13       $1,049
  Growth and Income.....     116,087     10,987   32,099      3,564        1,011
  Large Cap Value.......      47,580      3,467   49,030      1,549        1,028
  Small Cap Equity......      68,579      5,012    4,833        399        1,000
  Large Cap Growth......     211,038     15,785  167,221      3,137        1,001
  Intermediate Fixed
   Income...............      61,779      3,138    3,363        534        1,060
  Mid Cap Equity........      94,480     21,450   45,061      1,617        1,010
  Money Market..........   1,440,157  1,567,488  900,334    702,964        1,000
  Global Fixed Income...         119         --       69         --        1,083
Berger Institutional
 Products Trust:
  100 Fund..............       3,624      1,081    3,415        337        1,002
  Growth and Income
   Fund.................      73,771     12,729   13,257      1,080        1,007
  Small Company Growth
   Fund.................      27,054      7,043    7,181        165        1,000
  International Fund....     333,557     41,775   23,408      1,838        1,015
Conseco Series Trust:
  Asset Allocation
   Portfolio............      15,850      4,029   19,427      2,661        1,008
  Common Stock
   Portfolio............      24,068      4,848   26,985        868        1,001
  Corporate Bond
   Portfolio............         712         --      725         24        1,005
  Government Securities
   Portfolio............         126         29       76         --        1,004
The Alger American Fund:
  Growth Portfolio......     164,027     24,076  165,414     11,557        1,000
  Leveraged AllCap
   Portfolio............     145,801     17,960   51,728     11,523        1,000
  MidCap Growth
   Portfolio............     102,796      4,364   16,859      1,268        1,000
  Small Capitalization
   Portfolio............       8,153      1,096    6,694        367        1,000
American Century
 Variable Portfolios,
 Inc.:
  VP Income and Growth..     272,832      9,770   57,994      5,501        1,005
  VP International......      59,431     12,073      536         35        1,000
  VP Value..............      30,190      2,559   21,759        274        1,000

                          BMA VARIABLE LIFE ACCOUNT A

                                                                      Period from
                                                                      December 1,
                                                                          1998
                                                                     (inception) to
                              Year ended            Year ended        December 31,
                           December 31, 2000     December 31, 1999        1998
                         --------------------- --------------------- --------------
                          Cost of    Proceeds   Cost of    Proceeds     Cost of
                         Purchases  from Sales Purchases  from Sales   Purchases
                         ---------- ---------- ---------- ---------- --------------
Dreyfus Socially
 Responsible Growth
 Fund, Inc.............. $   31,436  $   6,219 $   22,033  $  7,277     $ 1,005
Dreyfus Stock Index
 Fund...................    312,428     18,750     72,270     7,616       1,004
Dreyfus Variable
 Investment Fund:
  Disciplined Stock
   Portfolio............     43,652      7,482     33,580     1,777       1,005
  International Value
   Portfolio............        642         30        112        --       1,080
Federated Insurance
 Series:
  High-Income Bond Fund
   II...................     17,196      3,782     18,059       928       1,000
  International Equity
   Fund II..............      7,735        232      1,746        35       1,000
  Utility Fund II.......        902        792        737        31       1,000
INVESCO Variable
 Investment Funds:
  High Yield Portfolio..      5,145        170      4,436        45       1,104
  Industrial Income
   Portfolio............     13,027      1,552      6,897       597       1,052
Lazard Retirement
 Series, Inc.:
  Retirement Equity
   Portfolio............        654         32         39        --       1,004
  Retirement Small Cap
   Portfolio............    158,044      4,274      4,559       313       1,000
Neuberger & Berman
 Advisors Management
 Trust:
  Limited Maturity Bond
   Portfolio............      1,407        720        833       111       1,000
  Partners Portfolio....     15,687      1,593      5,040       484       1,000
Strong Opportunity Fund
 II.....................     26,646     16,769     11,508     1,848       1,002
Strong Variable
 Insurance Funds, Inc.:
  Growth Fund II........    100,442     13,183     19,958     1,211       1,000
Van Eck Worldwide
 Insurance Trust:
  Worldwide Bond Fund...         44         --         56        --       1,000
  Worldwide Emerging
   Markets Fund.........     12,322      2,881      4,606       286       1,000
  Worldwide Hard Assets
   Fund.................      5,133      1,325      4,964       455       1,000
  Worldwide Real Estate
   Fund.................        136         --         21        --       1,000
Variable Insurance
 Products Fund (VIP):
  Fidelity VIP Overseas
   Portfolio............     35,176        131         --        --          --
  Fidelity VIP Growth
   Portfolio............      4,087          8         --        --          --
Variable Insurance
 Products Fund II (VIP
 II):
  Fidelity VIP II
   Contrafund Portfolio.      3,338          5         --        --          --
                         ---------- ---------- ----------  --------     -------
    Total............... $4,097,370 $1,850,689 $1,828,993  $774,289     $43,545
                         ========== ========== ==========  ========     =======

   There were no sales of investments during the period from December 1, 1998 (inception) to December 31, 1998.

 Federal Income Taxes

   The operations of the Account form a part of, and are taxed with, the operations of BMA, which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Account's net investment income or net realized gain on investments. Accordingly, no charge for income tax is currently being made to the Account. If such taxes are incurred by BMA in the future, a charge to the Account may be assessed.

 Use of Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                          BMA VARIABLE LIFE ACCOUNT A

2. Variable Life Contract Charges

   The Account pays BMA certain amounts relating to the distribution and administration of the policies funded by the Account and as reimbursement for certain mortality and other risks assumed by BMA.

   Premium Charges: BMA deducts a premium charge from each premium payment of 5.5% of all premiums in the first through the 10th policy year and 4.0% of all premiums in the 11th and later policy years.

   Risk Charge: BMA deducts a risk charge each month of .80%, on an annual basis, of the accumulation value in the separate account for the first through 10th policy year and .40%, on an annual basis, of the accumulation value in the separate account for the 11th policy year and thereafter.

   Policy Charges: The Account deducts a policy charge of $25 per month in the first policy year and $5 per month thereafter.

   Cost of Insurance: A deduction for cost of insurance and cost of any riders also is made monthly. This charge will depend on the specified amount, the accumulation value and the sex, age and rate class of the primary insured.

   Surrender Charge: A surrender charge will be imposed in the event of a partial or full surrender in excess of 10% of the unloaned accumulation value. The surrender charge will depend on the sex, age and rate class of the primary insured. In addition, a fee of $25 will be assessed for partial surrender in excess of 10% of the unloaned accumulation values.

   Charges retained by BMA from the proceeds of sales of variable life contracts aggregated $17,243 and $4,105 during the years ended December 31, 2000 and 1999, respectively and were not significant during 1998.

3. Summary of Unit Transactions

   Transactions in units of each subaccount were as follows:

                                                                         Net
                                                      Units   Units    Increase
                                                      Sold   Redeemed (Decrease)
                                                     ------- -------- ----------
Year ended December 31, 2000
Investors Mark Series Fund:
  Balanced..........................................      37      19        18
  Growth and Income.................................   9,929     996     8,933
  Large Cap Value...................................   5,269     726     4,543
  Small Cap Equity..................................   3,013     310     2,703
  Large Cap Growth..................................  13,560   1,464    12,096
  Intermediate Fixed Income.........................   5,850     406     5,444
  Mid Cap Equity....................................   6,208   1,008     5,200
  Money Market...................................... 128,236 140,727   (12,491)
  Global Fixed Income...............................      --      --        --
Berger Institutional Products Trust:
  100 Fund..........................................     230      86       144
  Growth and Income Fund............................   3,737     578     3,159
  Small Company Growth Fund.........................     980     137       843
  International Fund................................  24,905   1,899    23,006

                          BMA VARIABLE LIFE ACCOUNT A

                                                                         Net
                                                      Units   Units    Increase
                                                       Sold  Redeemed (Decrease)
                                                      ------ -------- ----------
Conseco Series Trust:
  Asset Allocation Portfolio.........................    812    285        527
  Common Stock Portfolio.............................    966    305        661
  Corporate Bond Portfolio...........................     76     20         56
  Government Securities Portfolio....................     14     10          4
The Alger American Fund:
  Growth Portfolio...................................  9,676  2,643      7,033
  Leveraged AllCap Portfolio.........................  7,741  1,319      6,422
  MidCap Growth Portfolio............................  6,193    635      5,558
  Small Capitalization Portfolio.....................    376    115        261
American Century Variable Portfolios, Inc.:
  VP Income and Growth............................... 24,152  2,044     22,108
  VP International...................................  2,732    159      2,573
  VP Value...........................................  3,238    487      2,751
Dreyfus Socially Responsible Growth Fund, Inc........  2,604    791      1,813
Dreyfus Stock Index Fund............................. 25,645  2,474     23,171
Dreyfus Variable Investment Fund:
  Disciplined Stock Portfolio........................  3,594    817      2,777
  International Value Portfolio......................     40      6         34
Federated Insurance Series:
  High-Income Bond Fund II...........................  1,422    387      1,035
  International Equity Fund II.......................    409     57        352
  Utility Fund II....................................     95     93          2
INVESCO Variable Investment Funds:
  High Yield Portfolio...............................    518     42        476
  Industrial Income Portfolio........................  1,103    255        848
Lazard Retirement Series, Inc.:
  Retirement Equity Portfolio........................     45      6         39
  Retirement Small Cap Portfolio..................... 13,841    613     13,228
Neuberger & Berman Advisors Management Trust:
  Limited Maturity Bond Portfolio....................    127     71         56
  Partners Portfolio.................................  1,436    251      1,185
Strong Opportunity Fund II...........................    835    304        531
Strong Variable Insurance Funds, Inc.:
  Growth Fund II.....................................  4,134    767      3,367
Van Eck Worldwide Insurance Trust:
  Worldwide Bond Fund................................     --     --         --
  Worldwide Emerging Markets Fund....................    590    102        488
  Worldwide Hard Assets Fund.........................    386    110        276
  Worldwide Real Estate Fund.........................     21     10         11
Variable Insurance Products Fund (VIP):
  Fidelity VIP Overseas Portfolio....................  3,779     68      3,711
  Fidelity VIP Growth Portfolio......................    493     26        467
Variable Insurance Products Fund II (VIP II):
  Fidelity VIP II Contrafund Portfolio...............    365      9        356

                          BMA VARIABLE LIFE ACCOUNT A

                                                                        Net
                                                     Units   Units    Increase
                                                      Sold  Redeemed (Decrease)
                                                     ------ -------- ----------
Year ended December 31, 1999
Investors Mark Series Fund:
  Balanced..........................................     --      --        --
  Growth and Income.................................  2,577     223     2,354
  Large Cap Value...................................  4,274     191     4,083
  Small Cap Equity..................................    394      43       351
  Large Cap Growth.................................. 14,020     319    13,701
  Intermediate Fixed Income.........................    313      56       257
  Mid Cap Equity....................................  4,408     269     4,139
  Money Market...................................... 95,438  76,529    18,909
  Global Fixed Income...............................     --      --        --
Berger Institutional Products Trust:
  100 Fund..........................................    288      33       255
  Growth and Income Fund............................  1,081     155       926
  Small Company Growth Fund.........................    613      51       562
  International Fund................................  2,221     302     1,919
Conseco Series Trust:
  Asset Allocation Portfolio........................  1,436     223     1,213
  Common Stock Portfolio............................  1,704     196     1,508
  Corporate Bond Portfolio..........................     71      10        61
  Government Securities Portfolio...................     --      --        --
The Alger American Fund:
  Growth Portfolio.................................. 13,167     875    12,292
  Leveraged AllCap Portfolio........................  3,087     499     2,588
  MidCap Growth Portfolio...........................  1,476     240     1,236
  Small Capitalization Portfolio....................    498      42       456
American Century Variable Portfolios, Inc.:
  VP Income and Growth..............................  5,060     476     4,584
  VP International..................................     58      18        40
  VP Value..........................................  2,122      69     2,053
Dreyfus Socially Responsible Growth Fund, Inc.        1,428     243     1,185
Dreyfus Stock Index Fund............................  5,859     458     5,401
Dreyfus Variable Investment Fund:
  Disciplined Stock Portfolio.......................  2,994     201     2,793
  International Value Portfolio.....................     --      --        --
Federated Insurance Series:
  High-Income Bond Fund II..........................  1,800      92     1,708
  International Equity Fund II......................    151      11       140
  Utility Fund II...................................     86      26        60
INVESCO Variable Investment Funds:
  High Yield Portfolio..............................    390       5       385
  Industrial Income Portfolio.......................    624      38       586
Lazard Retirement Series, Inc.:
  Retirement Equity Portfolio.......................     --      --        --
  Retirement Small Cap Portfolio....................    428      37       391

                          BMA VARIABLE LIFE ACCOUNT A

                                                                        Net
                                                      Units  Units    Increase
                                                      Sold  Redeemed (Decrease)
                                                      ----- -------- ----------
Neuberger & Berman Advisors Management Trust:
  Limited Maturity Bond Portfolio...................     77    11         66
  Partners Portfolio................................    492    65        427
Strong Opportunity Fund II..........................    910   104        806
Strong Variable Insurance Funds, Inc.:
  Growth Fund II....................................  1,308   165      1,143
Van Eck Worldwide Insurance Trust:
  Worldwide Bond Fund...............................     --    --         --
  Worldwide Emerging Markets Fund...................    356    21        335
  Worldwide Hard Assets Fund........................    423    40        383
  Worldwide Real Estate Fund........................     --    --         --
Period from December 1, 1998 (inception) to December
 31, 1998
Investors Mark Series Fund:
  Balanced..........................................    100
  Growth and Income.................................    100
  Large Cap Value...................................    100
  Small Cap Equity..................................    100
  Large Cap Growth..................................     99
  Intermediate Fixed Income.........................    100
  Mid Cap Equity....................................     99
  Money Market......................................    100
  Global Fixed Income...............................    100
Berger Institutional Products Trust:
  100 Fund..........................................     99
  Growth and Income Fund............................     98
  Small Company Growth Fund.........................    100
  International Fund................................    103
Conseco Series Trust:
  Asset Allocation Portfolio........................     99
  Common Stock Portfolio............................     98
  Corporate Bond Portfolio..........................    100
  Government Securities Portfolio...................    100
The Alger American Fund:
  Growth Portfolio..................................     98
  Leveraged AllCap Portfolio........................     98
  MidCap Growth Portfolio...........................     99
  Small Capitalization Portfolio....................     99
American Century Variable Portfolios, Inc.:
  VP Income and Growth..............................     99
  VP International..................................    102
  VP Value..........................................    100

                          BMA VARIABLE LIFE ACCOUNT A

                                                                    Units Sold
                                                                    ----------
Period from December 1, 1998 (inception) to December 31, 1998
 (continued)
Dreyfus Socially Responsible Growth Fund, Inc......................     98
Dreyfus Stock Index Fund...........................................     99
Dreyfus Variable Investment Fund:
  Disciplined Stock Fund...........................................     99
  International Value Portfolio....................................    101
Federated Insurance Series:
  High-Income Bond Fund II.........................................    100
  International Equity Fund II.....................................    101
  Utility Fund II..................................................    100
Invesco Variable Investment Funds:
  High-Yield Portfolio.............................................    100
  Industrial Income Portfolio......................................     99
Lazard Retirement Series, Inc.:
  Retirement Equity Portfolio......................................    100
  Retirement Small Cap Portfolio...................................    100
Neuberger & Berman Advisors Management Trust:
  Limited Maturity Bond Portfolio..................................    100
  Partners Portfolio...............................................    100
Strong Opportunity Fund II.........................................    100
Strong Variable Insurance Funds, Inc.:
  Growth Fund II...................................................    100
Van Eck Worldwide Insurance Trust:
  Worldwide Bond Fund..............................................    100
  Worldwide Emerging Markets Fund..................................    102
  Worldwide Hard Assets Fund.......................................    101
  Worldwide Real Estate Fund.......................................    101

                  Business Men's Assurance Company of America
                 (A Member of the Generali Group of Companies)

                       Consolidated Financial Statements

                  Years ended December 31, 2000, 1999 and 1998
                    with Reports of Independent Accountants

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                       Consolidated Financial Statements

                  Years ended December 31, 2000, 1999 and 1998

                                    Contents

Reports of Independent Accountants.......................................... F-1

Audited Consolidated Financial Statements

Consolidated Balance Sheets................................................. F-3

Consolidated Statements of Operations....................................... F-4

Consolidated Statements of Comprehensive Income (Loss)...................... F-5

Consolidated Statements of Stockholder's Equity............................. F-6

Consolidated Statements of Cash Flows....................................... F-7

Notes to Consolidated Financial Statements.................................. F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholder
Business Men's Assurance Company of America

   In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statement of operations, comprehensive income (loss), stockholder's equity and cash flows present fairly, in all material respects, the financial position of Business Men's Assurance Company of America and its subsidiaries (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) at December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 1999 and for the two years then ended were audited by other independent accountants whose report dated February 3, 2000 expressed an unqualified opinion on those statements.

                                          /s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
February 26, 2001

                        Report of Independent Auditors

The Board of Directors
Business Men's Assurance Company of America

   We have audited the accompanying consolidated balance sheet of Business Men's Assurance Company of America (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) as of December 31, 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Business Men's Assurance Company of America at December 31, 1999, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                             /s/ Ernst & Young LLP

Kansas City, Missouri
February 3, 2000

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
                                                           (In Thousands)
Assets
Investments (Note 3):
  Securities available-for-sale, at fair value:
    Fixed maturities (amortized cost--$1,150,842,000 in
     2000 and $1,284,919,000 in 1999).................. $1,117,456  $1,231,419
    Equity securities (cost--$89,821,000 in 2000 and
     $45,102,000 in 1999)..............................     80,924      43,204
  Mortgage loans on real estate, net of allowance for
   credit losses of $10,385,000 in 2000 and $10,385,000
   in 1999.............................................    825,207     875,882
  Policy loans.........................................     56,958      57,935
  Short-term investments...............................     10,697       7,476
  Other (Note 3).......................................     18,423      32,444
                                                        ----------  ----------
      Total investments................................  2,109,665   2,248,360
Cash...................................................     80,621      97,678
Accrued investment income..............................     20,811      20,054
Premium and other receivables..........................     31,384      20,271
Deferred policy acquisition costs......................    136,050     134,343
Property, equipment and software (Note 6)..............     12,046      14,798
Reinsurance recoverables:
  Paid benefits........................................      5,090       2,441
  Benefits and claim reserves ceded....................    208,624     111,515
Other assets...........................................     12,613      13,099
Assets held in separate accounts.......................    402,652     415,077
                                                        ----------  ----------
      Total assets..................................... $3,019,556  $3,077,636
                                                        ==========  ==========

Liabilities and stockholder's equity
Future policy benefits:
  Life and annuity (Notes 4 and 10).................... $1,332,530  $1,294,708
  Health...............................................    116,176      89,539
Contract account balances (Note 4).....................    502,364     681,958
Policy and contract claims.............................     72,493      72,163
Unearned revenue reserve...............................      7,796      10,056
Other policyholder funds...............................     10,924      14,155
Current income taxes payable (Note 7)..................        840         486
Deferred income taxes (Note 7).........................     17,032       7,936
Payable to affiliate (Note 10).........................        242         627
Other liabilities (Note 12)............................     79,953      80,831
Liabilities related to separate accounts (Note 4)......    402,652     415,077
                                                        ----------  ----------
      Total liabilities................................  2,543,002   2,667,536
Commitments and contingencies (Note 5)
Stockholder's equity (Notes 2 and 11):
  Preferred stock of $1 par value per share; authorized
   3,000,000 shares, none issued and outstanding.......        --          --
  Common stock of $1 par value per share; authorized
   24,000,000 shares, 12,000,000 shares issued and
   outstanding.........................................     12,000      12,000
  Paid-in capital......................................     40,106      40,106
  Accumulated other comprehensive loss.................    (29,039)    (41,667)
  Retained earnings....................................    453,487     399,661
                                                        ----------  ----------
      Total stockholder's equity.......................    476,554     410,100
                                                        ----------  ----------
      Total liabilities and stockholder's equity....... $3,019,556  $3,077,636
                                                        ==========  ==========

                            See accompanying notes.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Year ended December 31,
                                                   ----------------------------
                                                     2000      1999      1998
                                                   --------  --------  --------
                                                         (In Thousands)
Revenues:
  Premiums (Note 9):
    Life and annuity.............................. $154,680  $131,667  $115,863
    Health........................................    4,878     4,863    10,828
  Other insurance considerations..................   31,197    33,788    37,599
  Net investment income (Note 3)..................  188,211   185,521   176,085
  Realized gains, net (Note 3)....................    2,111     8,458    10,556
  Other income....................................   34,935    37,242    43,886
                                                   --------  --------  --------
    Total revenues................................  416,012   401,539   394,817
Benefits and expenses:
  Life and annuity benefits.......................  115,424    99,280   107,033
  Health benefits.................................      827       938     3,021
  Increase in policy liabilities including
   interest credited to account balances..........  118,251   115,785   103,298
  Commissions.....................................   62,790    50,568    43,949
  (Increase) decrease in deferred policy
   acquisition costs..............................   (9,144)      330    11,271
  Taxes, licenses and fees........................    2,765     2,417     2,579
  Other operating costs and expenses..............   65,549    63,019    71,991
                                                   --------  --------  --------
    Total benefits and expenses...................  356,462   332,337   343,142
                                                   --------  --------  --------
Income from continuing operations before income
 tax expense......................................   59,550    69,202    51,675
Income tax expense (Note 7).......................   20,868    23,119    15,876
                                                   --------  --------  --------
Income from continuing operations.................   38,682    46,083    35,799
Discontinued operations (Note 13):
  Income (loss) from discontinued operations, net
   of income tax expense of $146,000 in 2000,
   benefit of $994,000 in 1999 and expense of
   $929,000 in 1998...............................      273    (2,012)    2,527
  Gain on disposal of discontinued segment, net of
   income tax expense of $8,008,000 in 2000.......   14,871       --        --
                                                   --------  --------  --------
Income (loss) from discontinued operations........   15,144    (2,012)    2,527
                                                   --------  --------  --------
Net income........................................ $ 53,826  $ 44,071  $ 38,326
                                                   ========  ========  ========


                            See accompanying notes.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                    Year ended December 31,
                                                    --------------------------
                                                     2000      1999     1998
                                                    -------  --------  -------
                                                         (In Thousands)
Net income......................................... $53,826  $ 44,071  $38,326
Other comprehensive income (loss):
  Unrealized holding gains (losses) arising during
   period..........................................  16,627   (76,822)   2,597
  Less realized gains (losses) included in net
   income..........................................  (2,042)   12,473    6,760
                                                    -------  --------  -------
Net unrealized gains (losses)......................  18,669   (89,295)  (4,163)
Effect on deferred policy acquisition costs........  (7,436)   22,362   (1,483)
Effect on unearned revenue reserve.................     502    (1,370)      55
Related deferred income taxes......................     893    15,906    1,957
                                                    -------  --------  -------
Other comprehensive income (loss)..................  12,628   (52,397)  (3,634)
                                                    -------  --------  -------
Comprehensive income (loss)........................ $66,454  $ (8,326) $34,692
                                                    =======  ========  =======





                            See accompanying notes.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                    Year ended December 31,
                                                   ----------------------------
                                                     2000      1999      1998
                                                   --------  --------  --------
                                                         (In Thousands)
Common stock:
  Balance at beginning and end of year............ $ 12,000  $ 12,000  $ 12,000
Paid-in capital:
  Balance at beginning and end of year............   40,106    40,106    40,106
Accumulated other comprehensive income (loss):
  Balance at beginning of year....................  (41,667)   10,730    14,364
    Net change in net unrealized gains (losses)...   12,628   (52,397)   (3,634)
                                                   --------  --------  --------
    Balance at end of year........................  (29,039)  (41,667)   10,730
Retained earnings:
  Balance at beginning of year....................  399,661   355,590   317,264
    Net income....................................   53,826    44,071    38,326
                                                   --------  --------  --------
  Balance at end of year..........................  453,487   399,661   355,590
                                                   --------  --------  --------
      Total stockholder's equity.................. $476,554  $410,100  $418,426
                                                   ========  ========  ========



                            See accompanying notes.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year ended December 31,
                                               -------------------------------
                                                 2000       1999       1998
                                               ---------  ---------  ---------
                                                      (In Thousands)
Operating activities
Net income.................................... $  53,826  $  44,071  $  38,326
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Deferred income tax expense.................     9,990     13,192        363
  Realized gains, net.........................    (2,111)    (8,458)   (10,556)
  Gain on sale of discontinued segment........   (22,879)       --         --
  Premium amortization (discount accretion),
   net........................................       386        193     (1,618)
  Policy loans lapsed in lieu of surrender
   benefits...................................     2,724      2,858      3,740
  Depreciation................................     2,234      2,469      2,524
  Amortization................................       782        782        782
  Changes in assets and liabilities:
    (Increase) decrease in accrued investment
     income...................................      (757)    (1,976)       442
    Increase in receivables and reinsurance
     recoverables (net of $305,000 realized
     gain in 2000)............................  (110,871)   (20,834)   (24,876)
    Policy acquisition costs deferred.........   (34,057)   (25,451)   (22,484)
    Policy acquisition costs amortized........    24,913     25,781     33,755
    Increase (decrease) in income taxes
     payable..................................       354     (1,814)       142
    Increase in accrued policy benefits, claim
     reserves, unearned revenues and
     policyholder funds.......................    17,505     41,215     19,189
    Interest credited to policyholder
     accounts.................................    77,544     80,499     77,358
    (Increase) decrease in other assets and
     other liabilities, net...................     8,234    (18,030)     2,344
  Other, net..................................      (794)       391         19
                                               ---------  ---------  ---------
Net cash provided by operating activities.....    27,023    134,888    119,450

Investing activities
Purchases of investments:
  Securities available-for-sale:
    Fixed maturities..........................  (142,345)  (558,982)  (603,142)
    Equity securities.........................  (128,280)   (48,088)   (12,969)
  Mortgage and policy loans...................   (93,098)  (172,625)  (310,127)
  Other.......................................    (5,921)   (19,572)   (41,118)
Sales, calls or maturities of investments:
  Maturities and calls of securities
   available-for-sale:
    Fixed maturities..........................   120,727    225,728    305,013
  Sales of securities available-for-sale:
    Fixed maturities..........................   149,579    312,069    360,296
    Equity securities.........................    92,595     44,158     22,632
  Mortgage and policy loans...................   142,411    169,498    277,325

                             See accompanying notes

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                  Year ended December 31,
                                               -------------------------------
                                                 2000       1999       1998
                                               ---------  ---------  ---------
                                                      (In Thousands)
Investing activities (continued)
Purchase of property, equipment and software.  $    (552) $  (1,331) $  (1,805)
Net (increase) decrease in short-term
 investments.................................     (3,221)     3,303     (3,623)
Proceeds from sale of discontinued segment...     24,879         --         --
Distributions from unconsolidated related
 parties.....................................     18,282     30,793      1,466
                                               ---------  ---------  ---------
Net cash provided by (used in) investing
 activities..................................    175,056    (15,049)    (6,052)
Financing activities
Deposits from interest sensitive and
 investment-type contracts...................    151,713    290,119    245,620
Withdrawals from interest sensitive and
 investment-type contracts                      (366,554)  (347,673)  (375,459)
Net proceeds from reverse repurchase
 borrowing...................................      5,000    143,200     30,189
Retirement of reverse repurchase borrowing...    (33,400)  (144,989)   (20,863)
Net proceeds from other borrowing............    115,390      6,615        --
Retirement of other borrowing................    (91,285)       --         --
                                               ---------  ---------  ---------
Net cash used in financing activities........   (219,136)   (52,728)  (120,513)
                                               ---------  ---------  ---------
Net increase (decrease) in cash..............    (17,057)    67,111     (7,115)
Cash at beginning of year....................     97,678     30,567     37,682
                                               ---------  ---------  ---------
Cash at end of year..........................  $  80,621  $  97,678  $  30,567
                                               =========  =========  =========
Supplemental disclosures of cash flow
 information
For purposes of the statements of cash flows,
 Business Men's Assurance Company of America
 considers only cash on hand and demand
 deposits to be cash equivalents
Cash paid during the year for:
  Income taxes...............................  $  18,679  $  10,747  $  16,300
                                               =========  =========  =========
  Interest paid on reverse repurchase and
   other borrowings..........................  $   2,527  $   1,884  $     299
                                               =========  =========  =========


                            See accompanying notes.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

 Organization

   Business Men's Assurance Company of America (the Company) is a Missouri-domiciled life insurance company licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual and group insurance and investment products both directly, primarily distributed through general agencies, and through reinsurance assumptions. Assicurazioni Generali S.p.A. (Generali), an Italian insurer, is the ultimate parent company.

 Principles of Consolidation and Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

 Use of Estimates

   The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

 Investments

   The Company's entire investment portfolio is designated as available-for-sale. Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs (DPAC), unearned revenue reserve (URR) and related deferred income taxes, are reported as unrealized gains or losses directly in accumulated other comprehensive income (loss). The DPAC and URR offsets to the unrealized gains or losses represents valuation adjustments or reinstatements of DPAC and URR that would have been required as a charge or credit to operations had such unrealized amounts been realized.

   The amortized cost of fixed maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

   Mortgage loans and mortgage-backed securities are carried at unpaid balances adjusted for accrual of discount and allowances for other than temporary decline in value.

   Policy loans are carried at unpaid balances.

   Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in net income on the specific identification basis.

 Impairment of Loans

   The Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," require that an impaired mortgage loan's fair value be measured based on the present value of future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as an allowance for mortgage loan losses. The change in the allowance for mortgage loan losses is reported with realized gains or losses on investments. Interest income on impaired loans is recognized on a cash basis.

 Deferred Policy Acquisition Costs

   Certain commissions, expenses of the policy issue and underwriting departments and other variable policy issue expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred acquisition costs are being amortized over a period of not more than 25 years in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.

   For universal life-type insurance and investment-type products, the deferred policy acquisition costs are amortized over a period of not more than 25 years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings.

   Deferred policy acquisition costs are evaluated to determine that the unamortized portion of such costs does not exceed recoverable amounts after considering anticipated investment income.

 Recognition of Insurance Revenue and Related Expenses

   For limited payment and other traditional life insurance policies, premium income is reported as earned when due, with past-due premiums being reserved. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs. Accident and health premium revenue is recognized on a pro rata basis over the terms of the policies.

   For universal life and investment-type policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as other insurance considerations revenue when charged to policyholders' accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life-type contracts through the amortization of policy acquisition costs and deferred front-end expense charges with estimated gross profits from mortality, interest, surrender and expense.

 Policy Liabilities and Contract Values

   The liability for future policy benefits for limited payment and other traditional life insurance contracts has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.25% to 8.50%, depending on the year of issue; withdrawal rates for individual life policies issued in 1966 and after are based on Company experience, and policies issued prior to 1966 are based on industry tables; and mortality rates are based on mortality tables that consider Company experience. The liability for future policy benefits is graded to reserves stipulated by the policy over a period of 20 to 25 years or the end of the premium paying period, if less.

   For universal life and investment-type contracts, the account value before deduction of any surrender charges is held as the policy liability. An additional liability is established for deferred front-end expense charges

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


on universal life-type policies. These expense charges are recognized in income as insurance considerations using the same assumptions as are used to amortize deferred policy acquisition costs.

   Claims and benefits payable for reported disability income claims have been computed as the present value of expected future benefit payments based on estimates of future investment yields and claim termination rates. The net amount of benefits payable included in the future policy benefit reserves and policy and contract claims, less the amount of reinsurance recoverables for December 31, 2000 and 1999 was $6,532,000 and $32,791,000, respectively.
Interest rates used in the calculation of future investment yields vary based on the year the claim was incurred and range from 3% to 7.25%. Claim termination rates are based on industry tables.

   Other accident and health claims and benefits payable for reported claims and incurred but not reported claims are estimated using prior experience. The methods of calculating such estimates and establishing the related liabilities are periodically reviewed and updated. Any adjustments needed as a result of periodic reviews are reflected in current operations.

 Federal Income Taxes

   Deferred federal income taxes have been provided in the consolidated financial statements to recognize temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws (see Note 7). Temporary differences are principally related to deferred policy acquisition costs, the provision for future policy benefits, accrual of discounts on investments, accrued expenses, accelerated depreciation and unrealized investment gains and losses.

 Separate Accounts

   These accounts arise from four lines of business--variable annuities, variable universal life, variable 401(k) and MBIA insured guaranteed investment contracts (GICs). The separate account assets are legally segregated and are not subject to the claims which may arise from any other business of the Company.

   The assets and liabilities of the variable lines of business are reported at fair value since the underlying investment risks are assumed by the policyowners. Investment income and gains or losses arising from the variable line of business accrue directly to the policyowners and are, therefore, not included in investment earnings in the accompanying consolidated statements of operations. Revenues to the Company from variable products consist primarily of contract maintenance charges and administration fees. Separate account assets and liabilities for the variable lines of business totaled $13,751,000 on December 31, 2000 and $6,297,000 on December 31, 1999.

   The assets of the MBIA GIC line of business are maintained at an amount equal to the related liabilities. These assets related to the MBIA GIC line of business include securities available-for-sale reported at fair value and mortgage loans carried at unpaid balances. Changes in fair values of available-for-sale securities, net of deferred income taxes, are reported as unrealized gains or losses directly in accumulated other comprehensive income
(loss).

   The liabilities are reported at the original deposit amount plus accrued interest guaranteed to the contractholders. Investment income and gains or losses arising from MBIA GIC investments are included in investment income in the accompanying consolidated statements of operations. The guaranteed interest payable is included in the increase in policy liabilities in the accompanying consolidated statements of operations. Separate account assets and liabilities for the MBIA GIC line of business totaled $388,901,000 on December 31, 2000 and $408,780,000 on December 31, 1999.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



 Property, Equipment and Software

   Property, equipment and software and the home office building are generally valued at cost, including development costs, less allowances for depreciation and other than temporary declines in value. Property, equipment and software are being depreciated over the estimated useful lives of the assets, principally on a straight-line basis. Depreciation rates on these assets are set forth in Note 6.

 Intangible Assets

   At December 31, 2000, goodwill of $9,976,000 (1999--$10,759,000), net of accumulated amortization of $5,672,000 (1999--$4,889,000) resulting from the acquisition of a subsidiary, is included in other assets. Goodwill is being amortized over a period of 20 years on a straight-line basis, and amortization amounted to $782,000 for the years ended December 31, 2000, 1999 and 1998.

 Reinsurance

   Premiums and expenses include amounts related to reinsurance assumed and are net of amounts ceded. Reinsurance recoverables and prepaid reinsurance premiums are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsurance contracts.

 Fair Values of Financial Instruments

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following represents the carrying amount and fair value of significant assets and liabilities at December 31, 2000 and 1999:

                                      December 31, 2000,    December 31, 1999,
                                     --------------------- ---------------------
                                      Carrying              Carrying
                                       Amount   Fair Value   Amount   Fair Value
                                     ---------- ---------- ---------- ----------
                                                   (In Thousands)
Fixed maturities (Note 3)..........  $1,117,456 $1,117,456 $1,231,419 $1,231,419
Equity securities (Note 3).........      80,924     80,924     43,204     43,204
Mortgage loans on real estate......     825,207    855,833    875,882    852,238
Policy loans.......................      56,958     53,133     57,935     53,844
Short-term investments.............      10,697     10,697      7,476      7,476
Cash...............................      80,621     80,621     97,678     97,678
Reinsurance recoverables:
  Paid benefits....................       5,090      5,090      2,441      2,441
  Benefits and claim reserves
   ceded...........................     208,624    208,624    111,515    111,515
Assets held in separate accounts...     402,652    402,819    415,077    406,474
Investment-type insurance contracts
 (Note 4)..........................   1,426,764  1,386,449  1,603,965  1,559,623

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and short-term investments: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

    Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

    Off-balance-sheet instruments: The fair value for outstanding loan commitments approximates the amount committed, as all loan commitments were made within the last 60 days of the year.

    Mortgage loans on real estate and policy loans: The fair value for mortgage loans on real estate and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

    Reinsurance recoverables: The carrying values of reinsurance recoverables approximate their fair values.

    Liabilities for flexible and single premium deferred annuities: The cash surrender value of flexible and single premium deferred annuities approximates their fair value.

    Liabilities for guaranteed investment contracts: The fair value for the Company's liabilities under guaranteed investment contracts is estimated using discounted cash flow analyses, using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

 Financial Instruments with Off-Balance-Sheet Risk

   During 1999 and 1998, the Company was a party to various financial transactions to reduce its exposure to fluctuations in interest rates. The Company has entered into interest rate swap contracts for the purpose of converting either the variable interest rate characteristics of certain investments to fixed rates or from fixed rates to variable rates. The purpose of these swaps is to better match the invested assets of the Company with the related insurance liabilities (guaranteed investment contracts) that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income as incurred. The notional amount of these contracts was $40,000,000 at December 31, 1999 and 1998. There were no such contracts at December 31, 2000.

 Postretirement Benefits

   The projected future cost of providing postretirement benefits, such as health care and life insurance, is recognized as an expense as employees render service. See Note 8 for further disclosures with respect to postretirement benefits other than pensions.

 Comprehensive Income (Loss)

   Unrealized gains and losses on our available-for-sale securities are included in other comprehensive income (loss) in stockholder's equity. Other comprehensive income (loss) excludes net investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts, which have been measured through the beginning of the year, are net of income taxes and adjustments to deferred policy acquisition costs, value of insurance in force acquired and unearned revenue reserve.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



 Reclassifications

   Certain amounts for 1999 and 1998 have been reclassified to conform to the current year presentation.

 Statutory Accounting Practices

   In 1998, the NAIC adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

   During the upcoming year, the Missouri Department of Insurance will seek to have Missouri laws and rules amended to closely mirror Codification. The effect of adoption on the Company's statutory surplus is expected to increase surplus by approximately $7 million (unaudited), primarily as a result of the recording of a deferred tax asset and a reduction of admitted pension plan intangible assets.

2. Dividend Limitations

   Missouri has legislation that requires prior reporting of all dividends to the Director of Insurance. The Company, as a regulated life insurance company, may pay a dividend from unassigned surplus without the approval of the Missouri Department of Insurance if the aggregate of all dividends paid during the preceding 12-month period does not exceed the greater of 10% of statutory stockholder's equity at the end of the preceding calendar year or the statutory net gain from operations for the preceding calendar year. A portion of the statutory equity of the Company that is available for dividends would be subject to additional federal income taxes should distribution be made from "policyholders' surplus" (see Note 7).

   As of December 31, 2000 and 1999, the Company's statutory stockholder's equity was $284,102,000 and $250,774,000, respectively. Statutory net gain from operations before realized capital gains and net income for each of the three years in the period ended December 31, 2000 were as follows:

                          Year ended December 31,
                          -----------------------
                           2000    1999    1998
                          ------- ------- -------
                              (In Thousands)
Net gain from operations
 before realized capital
 gains..................  $30,883 $29,369 $36,305
Net income..............   36,583  32,915  44,692

3. Investment Operations

   The Company's investments in securities available-for-sale are summarized as follows:

                                                 December 31, 2000
                                    -------------------------------------------
                                                 Gross      Gross
                                    Amortized  Unrealized Unrealized
                                       Cost      Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
                                                  (In Thousands)
Fixed maturities:
  Bonds:
    U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies..... $   55,805   $    4    $ (1,251) $   54,558
    Obligations of states and
     political subdivisions........      6,697      333         --        7,030
    Debt securities issued by
     foreign governments...........      2,837       18         (21)      2,834
    Corporate securities...........    470,606    3,551     (12,826)    461,331
    Mortgage-backed securities.....    596,050    2,025     (25,103)    572,972
    Redeemable preferred stocks....     18,847       99        (215)     18,731
                                    ----------   ------    --------  ----------
Total fixed maturities.............  1,150,842    6,030     (39,416)  1,117,456
Equity securities..................     89,821    2,749     (11,646)     80,924
                                    ----------   ------    --------  ----------
                                    $1,240,663   $8,779    $(51,062) $1,198,380
                                    ==========   ======    ========  ==========

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



                                                 December 31, 1999
                                    -------------------------------------------
                                                 Gross      Gross
                                    Amortized  Unrealized Unrealized
                                       Cost      Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
                                                  (In Thousands)
Fixed maturities:
  Bonds:
    U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies..... $   74,125   $  --     $ (4,591) $   69,534
    Obligations of states and
     political subdivisions........      8,165      --         (121)      8,044
    Debt securities issued by
     foreign governments...........      3,560       29        (133)      3,456
    Corporate securities...........    417,899      593     (14,941)    403,551
    Mortgage-backed securities.....    761,504      356     (33,191)    728,669
    Redeemable preferred stocks....     19,666      --       (1,501)     18,165
                                    ----------   ------    --------  ----------
Total fixed securities.............  1,284,919      978     (54,478)  1,231,419
Equity securities..................     45,102    2,221      (4,119)     43,204
                                    ----------   ------    --------  ----------
                                    $1,330,021   $3,199    $(58,597) $1,274,623
                                    ==========   ======    ========  ==========

   The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities have not been set forth in the following table, as such securities are not due at a single maturity date:

                                                          Amortized
                                                             Cost    Fair Value
                                                          ---------- ----------
                                                             (In Thousands)
      Due in one year or less............................ $   41,859 $   41,594
      Due after one year through five years..............    292,811    290,771
      Due after five years through 10 years..............    119,677    117,377
      Due after 10 years.................................    100,445     94,742
                                                          ---------- ----------
                                                             554,792    544,484
      Mortgage-backed securities.........................    596,050    572,972
                                                          ---------- ----------
      Total fixed maturity securities.................... $1,150,842 $1,117,456
                                                          ========== ==========

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   The majority of the Company's mortgage loan portfolio is secured by real estate. The following table presents information about the location of the real estate that secures mortgage loans in the Company's portfolio:

                                                                Carrying Amount
                                                                as of December
                                                                      31,
                                                               -----------------
                                                                 2000     1999
                                                               -------- --------
                                                                (In Thousands)
      State:
        Missouri.............................................. $ 73,368 $ 74,922
        Arizona...............................................   68,528   66,812
        California............................................   59,762   67,674
        Texas.................................................   55,622   62,166
        Florida...............................................   53,859   50,246
        Utah..................................................   47,388   48,450
        Oklahoma..............................................   41,866   39,410
        Washington............................................   31,192   33,674
        Nevada................................................   30,795   31,888
        Other.................................................  362,827  400,640
                                                               -------- --------
                                                               $825,207 $875,882
                                                               ======== ========

   The Company had no investment in impaired mortgage loans and related allowance for credit losses and no interest income on impaired loans for the years ended December 31, 2000, 1999 and 1998. Additionally, the Company had no investment in impaired loans at December 31, 2000 and 1999. The average recorded investment in impaired loans was $413,000 at December 31, 1998.

   Bonds, mortgage loans, preferred stocks and common stocks approximating $3,340,000 and $3,840,000 were on deposit with regulatory authorities at December 31, 2000 and 1999, respectively.

   Set forth below is a summary of consolidated net investment income for the years ended December 31:

                                                      Year ended December 31,
                                                     --------------------------
                                                       2000     1999     1998
                                                     -------- -------- --------
                                                           (In Thousands)
Fixed maturities:
  Bonds............................................. $ 98,186 $102,990 $ 94,975
  Redeemable preferred stocks.......................    1,548    1,917    1,603
Equity securities:
  Common stocks.....................................    3,309      957      702
  Nonredeemable preferred stocks....................       30       43      237
Mortgage loans on real estate.......................   77,436   78,462   75,768
Real estate.........................................      --        11       18
Policy loans........................................    3,547    3,486    3,667
Short-term investments..............................    7,549    3,115    4,334
Other...............................................    2,701    2,898    2,685
                                                     -------- -------- --------
                                                      194,306  193,879  183,989
Less:
  Net investment income from discontinued
   operations.......................................    3,497    5,681    5,443
  Investment expenses...............................    2,598    2,677    2,461
                                                     -------- -------- --------
Net investment income from continuing operations.... $188,211 $185,521 $176,085
                                                     ======== ======== ========

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   Realized gains (losses) on securities disposed of during 2000, 1999 and 1998 consisted of the following:

                                                     Year ended December 31,
                                                     -------------------------
                                                      2000     1999     1998
                                                     -------  -------  -------
                                                         (In Thousands)
Fixed maturity securities:
  Gross realized gains.............................. $   866  $ 6,615  $ 5,149
  Gross realized losses.............................  (6,995)  (1,636)  (1,420)
Equity securities:
  Gross realized gains..............................  10,200    6,299    7,395
  Gross realized losses.............................  (1,177)    (744)  (1,636)
Other investments...................................    (783)  (2,076)   1,068
                                                     -------  -------  -------
Net realized gains.................................. $ 2,111  $ 8,458  $10,556
                                                     =======  =======  =======

   Sales of investments in securities in 2000, 1999 and 1998, excluding maturities and calls, resulted in gross realized gains of $10,524,000, $12,338,000 and $10,980,000 and gross realized losses of $3,398,000,
$2,318,000 and $2,304,500, respectively.

   There were no non-income producing investments at December 31, 2000 and 1999.

   The Company began investing in the Cypress Tree Investment Fund LLC during 1998. At December 31, 2000 and 1999, the Company has invested $5 million and $18 million, respectively, in the partnership, which primarily invests in senior secured loans. The Company's portion of the investment is approximately 10% and 16% of the total fund value at December 31, 2000 and 1999, respectively, and has been recorded under the guidelines of equity accounting. This investment is classified in other investments on the balance sheets, with unrealized gains and losses being reflected in accumulated other comprehensive income (loss).

4. Investment Contracts

   The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts (included with future policy benefits, contract account balances and separate accounts in the balance sheets) at December 31 are as follows:

                                                   December 31,
                                    -------------------------------------------
                                            2000                  1999
                                    --------------------- ---------------------
                                     Carrying              Carrying
                                      Amount   Fair Value   Amount   Fair Value
                                    ---------- ---------- ---------- ----------
                                                  (In Thousands)
Guaranteed investment contracts.... $  465,261 $  459,605 $  645,619 $  629,240
Flexible and single premium
 deferred annuities................    558,851    538,155    543,269    523,519
Separate accounts..................    402,652    388,689    415,077    406,864
                                    ---------- ---------- ---------- ----------
Total investment-type insurance
 contracts......................... $1,426,764 $1,386,449 $1,603,965 $1,559,623
                                    ========== ========== ========== ==========

   Fair values of the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



5. Commitments and Contingencies

   The Company leases equipment and certain office facilities from others under operating leases through April 2004. Certain other equipment and facilities are rented monthly. Rental expense amounted to $629,000, $781,000 and $1,364,000 for the years ended December 31, 2000, 1999 and 1998, respectively. As of December 31, 2000, the minimum future payments under noncancelable operating leases for each of the next five years are as follows (in thousands):

      Year ending December 31
      -----------------------
      2001................................................................ $355
      2002................................................................  197
      2003................................................................   81
      2004................................................................   20
      2005................................................................  --
                                                                           ----
      Total............................................................... $653
                                                                           ====

   Total outstanding commitments to fund mortgage loans were $0 and $11,632,500 at December 31, 2000 and 1999, respectively.

   A number of insurance companies are under regulatory supervision that results in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2000 and 1999, the Company accrued $310,000 and $350,000, respectively, for guaranty fund assessments. Expenses incurred for guaranty fund assessments were $314,000, $333,000 and $417,000 in 2000, 1999 and 1998, respectively.

   The Company and its subsidiaries are parties to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, these matters will not have a materially adverse effect on the operations or financial position of the Company.

6. Property, Equipment and Software

   A summary of property, equipment and software and their respective depreciation rates is as follows:

                                                               December 31,
                                                  Rate of    ------------------
                                                Depreciation   2000      1999
                                                ------------ --------  --------
                                                              (In Thousands)
Home office building, including land with a
 cost of $425,000.............................       2%      $ 23,218  $ 23,218
Other real estate not held-for-sale or rental.       4%           208       208
Less accumulated depreciation.................                (14,246)  (13,667)
                                                             --------  --------
                                                                9,180     9,759
Equipment and software........................     5%-33%      18,182    20,785
Less accumulated depreciation.................                (15,316)  (15,746)
                                                             --------  --------
                                                                2,866     5,039
                                                             --------  --------
Total property, equipment and software........               $ 12,046  $ 14,798
                                                             ========  ========

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



7. Federal Income Taxes

   The Company and its subsidiaries file a consolidated federal tax return. Under a written agreement approved by the Board of Directors, the Company collects from, or refunds to, the subsidiaries the amount of taxes or benefits determined as if the Company and the subsidiaries filed separate returns.

   The components of the provision for income taxes and the temporary differences generating deferred income taxes are as follows:

                                                      Year ended December 31,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
                                                          (In Thousands)
Current.............................................  $19,033  $ 8,933  $16,442
Deferred:
  Deferred policy acquisition costs.................    3,099     (204)  (3,385)
  Future policy benefits............................   10,032    9,501    6,620
  Accrual of discount...............................      298      438      560
  Tax on realized gains greater than book...........   (2,384)    (780)  (1,610)
  Recognition of tax effect previously deferred on
   sale of affiliate stock in prior period..........      --       --    (1,311)
  Employee benefit plans............................      198    3,002   (2,014)
  Prior year taxes..................................     (537)   1,698    1,018
  Other, net........................................     (717)    (463)     485
                                                      -------  -------  -------
                                                        9,989   13,192      363
                                                      -------  -------  -------
Total income tax expense............................   29,022   22,125   16,805
Less income tax expense (benefit) from discontinued
 operations.........................................    8,154     (994)     929
                                                      -------  -------  -------
Total income tax expense from continuing operations.  $20,868  $23,119  $15,876
                                                      =======  =======  =======

   At December 31, 2000 and 1999, the Company recorded a valuation allowance against deferred tax assets resulting from cumulative unrealized losses on available-for-sale securities for $3,000,000 and $8,000,000 respectively. The Company did not record any valuation allowances against deferred tax assets at December 31, 1998.

   Total income taxes vary from the amounts computed by applying the federal income tax rate of 35% to income before income tax expense for the following reasons:

                                                      Year ended December 31,
                                                      -------------------------
                                                       2000     1999     1998
                                                      -------  -------  -------
                                                          (In Thousands)
Application of statutory rate to income before taxes
 on income..........................................  $28,997  $23,168  $19,296
Tax-exempt municipal bond interest and dividends
 received deductions................................     (288)    (171)    (287)
Recognition of tax effect previously deferred on
 sale of affiliate stock in
 a prior period.....................................      --       --    (1,311)
Other...............................................      313     (872)    (893)
                                                      -------  -------  -------
                                                      $29,022  $22,125  $16,805
                                                      =======  =======  =======

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   The significant components comprising the Company's deferred income tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2000    1999
                                                                ------- -------
                                                                (In Thousands)
Deferred income tax liabilities:
  Deferred policy acquisition costs............................ $33,593 $26,142
  Other........................................................  14,353   9,754
                                                                ------- -------
Total deferred income tax liability............................  47,946  35,896
Deferred income tax assets:
  Reserve for future policy benefits...........................   6,866   6,142
  Unrealized investment losses, net of valuation allowance of
   $3,000,000 in 2000 and $8,000,000 in 1999...................  11,021  10,128
  Other........................................................  13,027  11,690
                                                                ------- -------
Total deferred income tax assets...............................  30,914  27,960
                                                                ------- -------
Net deferred income tax liability.............................. $17,032 $ 7,936
                                                                ======= =======

   Certain amounts that were not currently taxed under pre-1984 tax law were credited to a "policyholders' surplus" account. This account is frozen under the 1984 Tax Act and is taxable only when distributed to stockholders at which time it is taxed at regular corporate rates. The policyholders' surplus of the Company approximates $87,000,000. The Company has no present plan for distributing the amount in policyholders' surplus. Consequently, no provision has been made in the consolidated financial statements for the taxes thereon. However, if such taxes were assessed, the amount of taxes payable would be approximately $30,000,000.

   Earnings taxed on a current basis are accumulated in a "shareholder's surplus" account and can be distributed to the shareholder without tax. The shareholder's surplus amounted to approximately $330,000,000 at December 31, 2000.

8. Benefit Plans

 Trusteed Employee Retirement Plan

   The Company has a trusteed employee retirement plan for the benefit of salaried employees who have reached age 21 and who have completed one year of service. The plan, which is administered by an Employees' Retirement Committee consisting of at least three officers appointed by the Board of Directors of the Company, provides for normal retirement at age 65 or earlier retirement based on minimum age and service requirements. Retirement may be deferred to age 70. Upon retirement, the retirees receive monthly benefit payments from the plan's BMA group pension investment contract. During 2000, approximately $4.9 million of annual benefits were covered by a group pension investment contract issued by the Company. Assets of the plan, primarily equities, are held by three trustees appointed by the Board of Directors.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   The following table sets forth the plan's funded status at December 31:

                                                              December 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                             (In Thousands)
      Change in benefit obligations:
        Benefit obligation at beginning of year............ $ 64,396  $ 66,944
        Service cost.......................................    1,542     1,835
        Interest cost......................................    4,879     4,556
        Curtailment Adjustment.............................   (1,163)      --
        Settlement Adjustment..............................     (149)      --
        Actuarial (gains) losses...........................    1,257    (5,626)
        Benefits paid......................................   (4,879)   (3,313)
                                                            --------  --------
      Benefit obligation at end of year....................   65,883    64,396
      Change in plan assets:
        Fair value of plan assets at beginning of year.....  110,399    95,175
        Actual return on plan assets.......................     (804)   18,537
        Benefits paid......................................   (4,879)   (3,313)
                                                            --------  --------
      Fair value of plan assets at end of year.............  104,716   110,399
                                                            --------  --------
      Funded status of the plan............................   38,833    46,003
      Unrecognized net actuarial gain......................  (27,963)  (41,634)
      Unrecognized prior service cost......................       57       650
      Unrecognized net asset at January 1, 1987 being
       recognized over 15 years............................     (292)     (589)
                                                            --------  --------
      Prepaid pension cost................................. $ 10,635  $  4,430
                                                            ========  ========

   The additional minimum pension liability noted above results from the pension plan for the Company's subsidiary, BMA Financial Services, Inc. Net pension cost included the following components:

                                                    Year ended December 31,
                                                   ----------------------------
                                                     2000      1999      1998
                                                   --------  --------  --------
                                                         (In Thousands)
Service cost--benefits earned during the period... $  1,542  $  1,835  $  1,873
Interest cost on projected benefit obligation.....    4,879     4,556     4,557
Actual return on plan assets......................      804   (18,537)  (12,988)
Net amortization and deferral.....................  (11,997)    9,529     5,005
                                                   --------  --------  --------
Net pension benefit............................... $ (4,772) $ (2,617) $ (1,553)
                                                   ========  ========  ========

   In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 2000, 7.75% for 1999 and 7% for 1998. The rate of increase in future compensation levels used for 2000 was 7.25% for employees at the younger attained ages grading to 3.25% for older employees, the rate was 7.5% grading to 3.5% for 1999 and 7% grading to 3% for 1998. The expected long-term rate of return on assets was 8% in 2000, 1999 and 1998.

   As part of the 2000 net periodic retirement plan cost, curtailment and settlement losses were recognized. These losses resulted from the disposal of the Company's workplace benefits division (Note 13).

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



Supplemental Retirement Programs and Deferred Compensation Plan

   The Company has supplemental retirement programs for senior executive officers and for group sales managers and group sales persons who are participants in the trusteed retirement plan. These programs are not qualified under Section 401(a) of the Internal Revenue Code and are not prefunded. Benefits are paid directly by the Company as they become due. Benefits are equal to an amount computed on the same basis as under the trusteed retirement plan (except incentive compensation is included and limitations under Sections 401 and 415 of the Internal Revenue Code are not considered) less the actual benefit payable under the trusteed plan.

   The Company also has a deferred compensation plan for the Company's managers that provides retirement benefits based on renewal premium income at retirement resulting from the sales unit developed by the manager. This program is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. As of January 1, 1987, the plan was frozen with respect to new entrants. Currently, there are two managers who have not retired and will be entitled to future benefits under the program. The actuarial present value of benefits shown below includes these active managers, as well as all managers who have retired and are entitled to benefits under the program.

   The following table sets forth the combined supplemental retirement programs' and deferred compensation plan's funded status at:

                                                              December 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                             (In Thousands)
      Change in benefit obligations:
        Benefit obligation at beginning of year............ $ 13,273  $ 12,512
        Service cost.......................................      271       292
        Interest cost......................................      975       844
        Amendments.........................................    1,174       --
        Curtailment Adjustments............................     (539)      --
        Settlement Adjustments.............................      (65)      --
        Actuarial losses...................................    1,807       563
        Benefits paid......................................   (1,280)     (938)
                                                            --------  --------
      Benefit obligation at end of year....................   15,616    13,273
      Change in plan assets:
        Fair value of plan assets at beginning and end of
         year..............................................      --        --
                                                            --------  --------
      Funded status of the plan (underfunded)..............  (15,616)  (13,273)
      Unrecognized net actuarial loss......................    4,270     3,460
      Unrecognized prior service cost......................    1,341       429
      Unrecognized net asset at January 1, 1987 being
       recognized over 15 years............................      182       260
      Adjustment to recognized minimum liability...........   (4,590)   (2,212)
                                                            --------  --------
      Accrued pension cost.................................  (14,413)  (11,336)
      Accrued benefit liability............................   12,890    10,648
      Intangible asset.....................................    1,523       688
                                                            --------  --------
      Net amount recognized................................ $    --   $    --
                                                            ========  ========

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   Net pension cost included the following components:

                                                           Year ended December
                                                                   31,
                                                           --------------------
                                                            2000   1999   1998
                                                           ------ ------ ------
                                                              (In Thousands)
Service cost--benefits earned during the period........... $  271 $  292 $  235
Interest cost on projected benefit obligation.............    975    844    813
Net amortization and deferral.............................    654    626    541
                                                           ------ ------ ------
Net pension cost.......................................... $1,900 $1,762 $1,589
                                                           ====== ====== ======

   In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 7.5% for 2000, 7.75% for 1999 and 7% for 1998. The rate of increase in future compensation levels used was 5.0% for 2000, 5.25% for 1999 and 4.5% for 1998.

   As part of the 2000 net periodic retirement plan cost, curtailment and settlement losses were recognized. These losses resulted from the disposal of the Company's workplace benefits division (Note 13).

 Savings and Investment Plans

   The Company has savings and investment plans qualifying under Section 401(k) of the Internal Revenue Code. Employees and sales representatives are eligible to participate after one year of service. Participant contributions are invested by the trustees for the plans at the direction of the participant in any one or more of four investment funds. The Company makes matching contributions in varying amounts. The Company's matching contributions amounted to $1,008,000 in 2000, $1,086,000 in 1999 and $1,153,000 in 1998.
Participants are fully vested in the Company match after five years of service.

   The Company has a field force retirement plan for the benefit of agents and managers. The plan is a defined contribution plan with contributions made entirely by the Company. Each agent or manager under a standard contract with one year of service with the Company is eligible to participate. The Company makes an annual contribution for each participant equal to 3% of eligible earnings up to the Social Security wage base and 6% of eligible earnings which are in excess of the Social Security wage base. Each participant is fully vested in his retirement account after five years of service. Assets of the plan are deposited in a retirement trust fund and maintained by the plan trustees who are appointed by the Company. The Company incurred no costs related to this plan in 2000 and 1999 and $33,000 in 1998.

 Defined Benefit Health Care Plan

   In addition to the Company's other benefit plans, the Company sponsors an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees for whom the sum of the employee's age and years of service equals or exceeds 75, with a minimum age requirement of 50 and at least 10 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates a future cost-sharing arrangement with retirees that is consistent with the Company's past practices.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



   The following table presents the plan's funded status:

                                                               December 31,
                                                              ----------------
                                                               2000     1999
                                                              -------  -------
                                                              (In Thousands)
      Change in benefit obligations:
        Projected benefit obligation at beginning of year.... $10,655  $11,401
        Service cost.........................................      88      112
        Interest cost........................................     760      760
        Actuarial (gains) losses.............................     138      (73)
        Participant contributions............................     442      548
        Curtailment adjustment...............................    (269)     --
        Benefits paid........................................  (1,884)  (2,093)
                                                              -------  -------
      Projected benefit obligation at end of year............   9,930   10,655
      Change in plan assets:
        Fair value of plan assets at beginning and end of
         year................................................     --       --
                                                              -------  -------
      Funded status of the plan (underfunded)................  (9,930) (10,655)
      Unrecognized net actuarial loss........................     324      455
      Unrecognized prior service cost........................   1,051    1,921
      Unrecognized transition obligation.....................   2,397    3,814
                                                              -------  -------
      Accrued pension cost...................................  (6,158)  (4,465)
      Accrued benefit liability..............................   6,158    4,465
                                                              -------  -------
      Net amount recognized.................................. $   --   $   --
                                                              =======  =======

   Net periodic postretirement benefit cost includes the following components:

                                                            Year ended December
                                                                    31,
                                                            --------------------
                                                             2000   1999   1998
                                                            ------ ------ ------
                                                               (In Thousands)
Service cost............................................... $   88 $  112 $  108
Interest cost..............................................    760    760    777
Amortization of transition obligation over 20 years........    235    293    293
Amortization of past service costs.........................    228    294    295
                                                            ------ ------ ------
Net periodic benefit cost..................................  1,311  1,459  1,473
Plan curtailment adjustment................................  1,824    --     770
                                                            ------ ------ ------
Final periodic postretirement benefit cost................. $3,135 $1,459 $2,243
                                                            ====== ====== ======

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) varies per year, equal to the maximum contractual increase of the Company's contribution. Because the Company's future contributions are contractually limited as discussed above, an increase in the health care cost trend rate has a minimal impact on expected benefit payments.

   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 2000 and 1999 and 7.00% at December 31, 1998.

   As part of the 2000 and 1998 net periodic postretirement benefit cost, a curtailment loss was recognized. The 2000 curtailment resulted from the disposal of the Company's workplace benefits division (Note 13) and the 1998 adjustment resulted from the closing of certain field locations in March 1998.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



9. Reinsurance

   The Company actively solicits reinsurance from other companies. The Company also cedes portions of the insurance it writes as described in the next paragraph. The effect of reinsurance on premiums earned from continuing operations was as follows:

                                                   Year ended December 31,
                                                 ------------------------------
                                                   2000       1999       1998
                                                 ---------  ---------  --------
                                                        (In Thousands)
Direct.......................................... $ 145,141  $ 144,224  $118,315
Assumed.........................................   201,273    174,794   152,844
Ceded...........................................  (133,302)   (78,023)  (73,466)
                                                 ---------  ---------  --------
Total net premium...............................   213,112    240,995   197,693
Less net premium from discontinued operations...   (53,554)  (104,465)  (71,002)
                                                 ---------  ---------  --------
Total net premium from continuing operations.... $ 159,558  $ 136,530  $126,691
                                                 =========  =========  ========

   The Company reinsures with other companies portions of the insurance it writes, thereby limiting its exposure on larger risks. Normal retentions without reinsurance are $750,000 on an individual life policy, $1,000,000 on individual life insurance assumed and $200,000 on an individual life insured under a single group life policy. As of December 31, 2000, the Company had ceded to other life insurance companies individual life insurance in force of approximately $32.7 billion.

   Benefits and reserves ceded to other insurers amounted to $199,466,000, $73,536,000 and $54,670,000 during the years ended December 31, 2000, 1999 and
1998, respectively. At December 31, 2000 and 1999, policy reserves ceded to other insurers were $177,444,000 and $89,362,000, respectively. Claim reserves ceded amounted to $31,179,000 and $22,153,000 at December 31, 2000 and 1999,
respectively. The Company remains contingently liable on all reinsurance ceded by it to others. This contingent liability would become an actual liability in the event an assuming reinsurer should fail to perform its obligations under its reinsurance agreement with the Company.

   Gross assumed premiums from the Company's five largest customers amounted to $107,945,000, $102,153,000 and $89,915,000 for the years ended December 31,
2000, 1999 and 1998, respectively.

10. Related-Party Transactions

   The Company reimburses Generali's U.S. branch for certain expenses incurred on the Company's behalf. These expenses were not material in 2000, 1999 or 1998. The Company retrocedes a portion of the life insurance it assumes to Generali. In accordance with this agreement, the Company ceded premiums of $463,000, $575,000 and $756,000 during 2000, 1999 and 1998, respectively. The
Company ceded claims of $2,000 during 2000, $121,000 during 1999 and $240,000 during 1998.

   In 1995, the Company entered into a modified coinsurance agreement with Generali to cede 50% of certain single-premium deferred annuity contracts issued. In accordance with this agreement, $6 million, $9 million and $8 million in account balances were ceded to Generali in 2000, 1999 and 1998, respectively, and Generali loaned such amounts back to the Company. Account balances ceded and loaned back at December 31, 2000 and 1999 were $158 million and $184 million, respectively. The recoverable amount from Generali was offset against the loan. The net expense related to this agreement was $883,000, $2,034,000 and $1,564,000 for the years ended December 31, 2000,
1999 and 1998, respectively. The Company held payables to Generali of $243,000 and $627,000 at December 31, 2000 and 1999, respectively.

                  BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                 (A Member of the Generali Group of Companies)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



11. Stockholder's Equity

   The changes in net unrealized gains (losses) that have been included in the balance sheet caption "accumulated other comprehensive income (loss)" in stockholder's equity are summarized as follows:

                                                              December 31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                             (In Thousands)
      Net unrealized gains (losses) on securities:
        Fixed maturities................................... $(33,374) $(53,500)
        Equity securities..................................   (8,896)   (1,898)
        Securities held in separate account................   (3,711)   (9,315)
        Other..............................................       85       148
                                                            --------  --------
      Net unrealized gains (losses)........................  (45,896)  (64,565)
      Adjustment to deferred policy acquisition costs......    6,219    13,655
      Adjustment to unearned revenue reserve...............     (383)     (885)
      Deferred income taxes................................   11,021    10,128
                                                            --------  --------
      Net unrealized gains (losses)........................ $(29,039) $(41,667)
                                                            ========  ========

12. Borrowed Money

   The Company has an outstanding liability for borrowed money in the amount of $30,720,000 as of December 31, 2000, which is included in other liabilities. This consists of nine items all through the Federal Home Loan Bank due during the following periods:

                                                                      Interest
      Year Due                                             Amount       Range
      --------                                           ----------- -----------
      2001.............................................. $11,540,000 6.33%-6.70%
      2002..............................................   5,690,000 6.36%-6.74%
      2003..............................................   8,625,000 6.88%-7.01%
      2004..............................................   4,865,000    7.20%
                                                         -----------
                                                         $30,720,000

   Pledged collateral for this debt consists of GNMA and FNMA securities with a face amount of $70,669,000 and a market value of $70,322,000 on December 31, 2000. The Company has the ability to borrow up to $80 million from the Federal Home Loan Bank. The Company's intent is to take advantage of investment opportunities by matching borrowing maturities to asset maturities that have a favorable interest rate spread.

13. Discontinued Operations

   In October of 1999, the Company adopted a plan to dispose of its workplace benefit (group) insurance line of business. Accordingly, the group line of business was considered a discontinued operation during the year ended 1999 and the consolidated statement of operations for 2000, 1999 and 1998 separately reported the operating results of the discontinued operations, net of related income taxes. Revenues for this line of business amounted to $57,662,000 $110,409,000 and $76,682,000 for the years ended December 31,
2000, 1999 and 1998, respectively.

   The Company reached an agreement to sell the group line of business in January 2000 and closed the sale effective June 30, 2000. The Company realized a gain on the disposal of this line of business, net of income taxes of $14,871,000. The Company has deferred an additional $2,000,000 of gain that is attributable to the estimated profit on inforce business that is 100% ceded to the purchaser.

                                    APPENDIX A



                      ILLUSTRATION OF POLICY VALUES

In order to show You how the Policy works, We created some hypothetical examples. We chose a male and female both age 55, a male and female both age 65 and a male and female both age 75. Our hypothetical insureds are in good health, do not smoke and qualify for preferred non-tobacco rates. The initial and Planned Premiums are shown in the upper portion of each illustration. The Death Proceeds, Accumulation Vales and Cash Surrender Values would be lower if either Insured was a standard non-tobacco, tobacco or special Rate Class since the cost of the insurance charges would increase.

There are three illustrations - all of which are based on the above. We also assumed that the underlying Investment Option had gross rates of return of 0%, 6%, 12%. This means that the underlying Investment Option would earn these rates of return before the deduction of the operating expenses (including the management fee). When these costs are taken into account, the net annual investment return rates (net of an average of approximately .90% for these charges) are approximately - .90%, 5.10%, and 11.10%.

It is important to be aware that the illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of Your Policy. In order to properly show You how the Policy actually works, We calculated values for the Accumulation Value, Cash Surrender Value and the Death Proceeds. The Death Proceeds are the Death Benefit minus any outstanding loans and loan interest accrued.

We used the charges We described in the Expenses Section of the prospectus. These charges are: (1) Premium Charge; (2) Policy Charge; (3) Per $1,000 of Specified Amount Charge; and (4) Risk Charge. We also deducted for the cost of the insurance based on both the current charges and the guaranteed charges. The values also assume that each Investment Option will incur expenses annually which are assumed to be approximately .90% of the average net assets of the Investment Option. This is the average of the fees and expenses of the Investment Options in 2000. The expenses of .90% reflect the voluntary waiver of certain advisory fees and/or the reimbursement of operating expenses for certain Investment Options (as noted under "Expenses - Investment Option Expenses" in
Part I of this prospectus). If the advisory fees had not been waived and/or if expenses had not been reimbursed, the average expenses would have been approximately 1.29%. The investment advisers currently anticipate that the current waiver and/or reimbursement arrangements will continue through at least May 1, 2002 to the extent necessary to maintain competitive total annual portfolio expense levels as described under "Expenses - Investment Option Expenses." However, certain advisers have the right to terminate waivers and/or reimbursements at any time at their sole discretion. If the waiver and/or reimbursement arrangements were not in effect, the Death Proceeds, Accumulation Values and the Cash Surrender Values shown in the illustrations below would be lower. The illustrations assume no loans were taken.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the Premium grows if it was invested at 5% per year.

We will furnish You, upon request, a comparable personalized illustration reflecting each proposed insured's Age, Rate Class, Specified Amount, the Planned Premiums, and reflecting both the current cost of insurance and the guaranteed cost of insurance.

                                      BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 55 Preferred Non-Tobacco
                       Female Age 55 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $4,339.92
                           Assuming Guaranteed Charges
                           Death Benefit Option: Level




                            Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
  1        4,557    500,000     500,000     500,000        3,006       3,214        3,422            0            0           0
  2        9,342    500,000     500,000     500,000        6,674       7,300        7,952        2,334        2,960       3,612
  3       14,366    500,000     500,000     500,000       10,207      11,486       12,868        5,868        7,146       8,528
  4       19,641    500,000     500,000     500,000       13,595      15,762       18,195        9,689       11,856      14,289
  5       25,180    500,000     500,000     500,000       16,822      20,114       23,957       13,350       16,642      20,485
  6       30,996    500,000     500,000     500,000       19,871      24,525       30,179       16,833       21,487      27,141
  7       37,102    500,000     500,000     500,000       22,716      28,970       36,883       20,112       26,366      34,279
  8       43,514    500,000     500,000     500,000       25,326      33,416       44,082       23,156       31,246      41,912
  9       50,247    500,000     500,000     500,000       27,658      37,816       51,785       25,922       36,080      50,049
 10       57,316    500,000     500,000     500,000       29,663      42,120       59,999       28,361       40,818      58,697
 11       64,739    500,000     500,000     500,000       31,461      46,448       68,920       30,376       45,363      67,835
 12       72,533    500,000     500,000     500,000       32,820      50,564       78,383       31,952       49,696      77,515
 13       80,717    500,000     500,000     500,000       33,683      54,398       88,400       33,032       53,747      87,749
 14       89,309    500,000     500,000     500,000       33,979      57,869       98,981       33,545       57,435      98,547
 15       98,332    500,000     500,000     500,000       33,616      60,872      110,124       33,399       60,655     109,907
 16      107,805    500,000     500,000     500,000       32,639      63,583      122,414       32,639       63,583     122,414
 17      117,752    500,000     500,000     500,000       30,700      65,525      135,340       30,700       65,525     135,340
 18      128,197    500,000     500,000     500,000       27,567      66,446      148,854       27,567       66,446     148,854
 19      139,164    500,000     500,000     500,000       22,955      66,035      162,898       22,955       66,035     162,898
 20      150,679    500,000     500,000     500,000       16,537      63,930      177,417       16,537       63,930     177,417

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 55 Preferred Non-Tobacco
                       Female Age 55 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $4,339.92
                            Assuming Current Charges
                           Death Benefit Option: Level


                            Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
  1      4,557      500,000     500,000    500,000      3,019        3,228       3,436           0             0            0
  2      9,342      500,000     500,000    500,000      6,763        7,394       8,049       2,424         3,054        3,709
  3     14,366      500,000     500,000    500,000     10,410       11,702      13,097       6,071         7,362        8,757
  4     19,641      500,000     500,000    500,000     13,955       16,152      18,617      10,049        12,247       14,711
  5     25,180      500,000     500,000    500,000     17,392       20,743      24,650      13,920        17,271       21,178
  6     30,996      500,000     500,000    500,000     20,714       25,470      31,239      17,676        22,432       28,201
  7     37,102      500,000     500,000    500,000     23,912       30,330      38,431      21,308        27,726       35,827
  8     43,514      500,000     500,000    500,000     26,976       35,317      46,278      24,806        33,147       44,108
  9     50,247      500,000     500,000    500,000     29,898       40,425      54,835      28,162        38,689       53,099
 10     57,316      500,000     500,000    500,000     32,665       45,647      64,166      31,363        44,345       62,864
 11     64,739      500,000     500,000    500,000     35,435       51,153      74,527      34,350        50,068       73,442
 12     72,533      500,000     500,000    500,000     38,025       56,764      85,828      37,157        55,896       84,960
 13     80,717      500,000     500,000    500,000     40,423       62,473      98,157      39,772        61,822       97,506
 14     89,309      500,000     500,000    500,000     42,616       68,271     111,614      42,182        67,837      111,180
 15     98,332      500,000     500,000    500,000     44,590       74,147     126,310      44,373        73,930      126,093
 16    107,805      500,000     500,000    500,000     46,555       80,480     143,060      46,555        80,480      143,060
 17    117,752      500,000     500,000    500,000     48,269       86,912     161,473      48,269        86,912      161,473
 18    128,197      500,000     500,000    500,000     49,701       93,424     181,730      49,701        93,424      181,730
 19    139,164      500,000     500,000    500,000     50,831      100,006     204,043      50,831       100,006      204,043
 20    150,679      500,000     500,000    500,000     51,631      106,640     228,655      51,631       106,640      228,655

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 65 Preferred Non-Tobacco
                       Female Age 65 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $7,737.12
                           Assuming Guaranteed Charges
                           Death Benefit Option: Level


                            Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
  1       8,124     500,000     500,000      500,000       5,948       6,338       6,728             0             0           0
  2      16,654     500,000     500,000      500,000      12,211      13,375      14,586         4,474         5,638       6,849
  3      25,611     500,000     500,000      500,000      17,937      20,269      22,793        10,200        12,532      15,056
  4      35,015     500,000     500,000      500,000      23,056      26,936      31,308        16,093        19,973      24,344
  5      44,890     500,000     500,000      500,000      27,484      33,275      40,074        21,295        27,085      33,884
  6      55,259     500,000     500,000      500,000      31,112      39,154      49,009        25,696        33,738      43,593
  7      66,145     500,000     500,000      500,000      33,792      44,402      57,991        29,150        39,759      53,348
  8      77,577     500,000     500,000      500,000      35,328      48,788      66,845        31,459        44,920      62,976
  9      89,580     500,000     500,000      500,000      35,472      52,029      75,345        32,377        48,934      72,250
 10     102,182     500,000     500,000      500,000      33,938      53,788      83,222        31,617        51,467      80,901
 11     115,416     500,000     500,000      500,000      30,715      54,014      90,519        28,781        52,079      88,584
 12     129,310     500,000     500,000      500,000      25,139      51,967      96,588        23,591        50,419      95,040
 13     143,900     500,000     500,000      500,000      16,805      47,150     101,042        15,645        45,989      99,882
 14     159,219     500,000     500,000      500,000       5,220      38,949     103,405         4,447        38,176     102,631
 15     175,304        *        500,000      500,000          *       26,551     103,033            *         26,164     102,646
 16     192,193        *        500,000      500,000          *        8,950      99,588            *          8,950      99,588
 17     209,927        *           *         500,000          *           *       91,345            *             *       91,345
 18     228,547        *           *         500,000          *           *       76,556            *             *       76,556
 19     248,098        *           *         500,000          *           *       52,810            *             *       52,810
 20     268,627        *           *         500,000          *           *       16,754            *             *       16,754

* Additional premium is necessary to keep the policy from lapsing.

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 65 Preferred Non-Tobacco
                       Female Age 65 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $7,737.12
                            Assuming Current Charges
                           Death Benefit Option: Level


                            Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
  1      8,124      500,000     500,000     500,000       6,048        6,441        6,834          0            0           0
  2     16,654      500,000     500,000     500,000      12,675        13,859      15,091        4,937        6,122       7,354
  3     25,611      500,000     500,000     500,000      19,050        21,451      24,045       11,313       13,714       16,308
  4     35,015      500,000     500,000     500,000      25,163        29,207      33,751       18,200       22,244       26,787
  5     44,890      500,000     500,000     500,000      31,000        37,119      44,271       24,810       30,929       38,082
  6     55,259      500,000     500,000     500,000      36,547        45,176      55,676       31,131       39,760       50,260
  7     66,145      500,000     500,000     500,000      41,786        53,364      68,038       37,144       48,722       63,395
  8     77,577      500,000     500,000     500,000      46,695        61,665      81,438       42,826       57,797       77,570
  9     89,580      500,000     500,000     500,000      51,255        70,065      95,974       48,160       66,970       92,880
 10     102,182     500,000     500,000     500,000      55,444        78,548      111,755      53,123       76,227      109,434
 11     115,416     500,000     500,000     500,000      59,548        87,424      129,249      57,614       85,490      127,315
 12     129,310     500,000     500,000     500,000      63,206        96,341      148,272      61,659       94,794      146,725
 13     143,900     500,000     500,000     500,000      66,376       105,267      168,981      65,216       104,106     167,820
 14     159,219     500,000     500,000     500,000      69,019       114,174      191,566      68,246       113,400     190,793
 15     175,304     500,000     500,000     500,000      71,098       123,038      216,255      70,712       122,651     215,868
 16     192,193     500,000     500,000     500,000      72,947       132,495      244,510      72,947       132,495     244,510
 17     209,927     500,000     500,000     500,000      74,188       141,976      275,765      74,188       141,976     275,765
 18     228,547     500,000     500,000     500,000      74,790       151,478      310,459      74,790       151,478     310,459
 19     248,098     500,000     500,000     500,000      74,717       161,004      349,109      74,717       161,004     349,109
 20     268,627     500,000     500,000     500,000      73,939       170,563      392,327      73,939       170,563     392,327

                                       BMA
                Clarity Survivorship Variable Universal Life
                        Male Age 75 Preferred Non-Tobacco
                       Female Age 75 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $14,239.08
                           Assuming Guaranteed Charges
                           Death Benefit Option: Level

                            Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
  1       14,951    500,000     500,000     500,000       10,798       11,511      12,225             0           0            0
  2       30,650    500,000     500,000     500,000       19,602       21,653      23,792         5,363       7,414        9,553
  3       47,133    500,000     500,000     500,000       25,333       29,239      33,495        11,094      15,000       19,256
  4       64,441    500,000     500,000     500,000       27,662       33,802      40,819        14,846      20,987       28,004
  5       82,614    500,000     500,000     500,000       26,159       34,760      45,117        14,768      23,369       33,725
  6      101,696    500,000     500,000     500,000       20,222       31,325      45,516        10,255      21,358       35,548
  7      121,731    500,000     500,000     500,000        8,990       22,408      40,805           447      13,865       32,261
  8      142,769       *           *        500,000          *             *       29,278           *           *         22,158
  9      164,859       *           *        500,000          *             *        8,579           *           *          2,884
 10      188,052       *           *           *             *             *          *             *           *             *
 11      212,406       *           *           *             *             *          *             *           *             *
 12      237,977       *           *           *             *             *          *             *           *             *
 13      264,827       *           *           *             *             *          *             *           *             *
 14      293,020       *           *           *             *             *          *             *           *             *
 15      322,622       *           *           *             *             *          *             *           *             *
 16      353,704       *           *           *             *             *          *             *           *             *
 17      386,340       *           *           *             *             *          *             *           *             *
 18      420,608       *           *           *             *             *          *             *           *             *
 19      456,590       *           *           *             *             *          *             *           *             *
 20      494,370       *           *           *             *             *          *             *           *             *

* Additional premium is necessary to keep the policy from lapsing.

                                       BMA
                  Clarity Survivorship Variable Universal Life
                        Male Age 75 Preferred Non-Tobacco
                       Female Age 75 Preferred Non-Tobacco
                       Initial Specified Amount: $500,000
                           Planned Premium: $14,239.08
                            Assuming Current Charges
                           Death Benefit Option: Level

                           Death Proceeds                      Accumulation Value                  Cash Surrender Value
        Premiums      Assuming Hypothetical Gross          Assuming Hypothetical Gross           Assuming Hypothetical Gross
      Accumulated     Annual Investment Return of          Annual Investment Return of           Annual Investment Return of
End of   at 5%
Policy  Interest   0% Gross     6% Gross    12% Gross    0% Gross     6% Gross    12% Gross     0% Gross    6% Gross    12% Gross
 Year  Per Year  (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net) (11.02% Net) (-0.98% Net) (5.02% Net)  (11.02% Net)
 1       14,951     500,000     500,000     500,000       11,793       12,537      13,282          0            0           0
 2       30,650     500,000     500,000     500,000       23,784       26,021      28,347        9,545       11,782       14,108
 3       47,133     500,000     500,000     500,000       35,126       39,623      44,487       20,887       25,384       30,248
 4       64,441     500,000     500,000     500,000       45,789       53,313      61,781       32,973       40,498       48,966
 5       82,614     500,000     500,000     500,000       55,744       67,065      80,331       44,353       55,674       68,940
 6       101,696    500,000     500,000     500,000       64,972       80,864      100,268      55,005       70,896       90,300
 7       121,731    500,000     500,000     500,000       73,464       94,707      121,758      64,920       86,164      113,214
 8       142,769    500,000     500,000     500,000       81,208      108,599      145,000      74,088       101,479     137,881
 9       164,859    500,000     500,000     500,000       88,193      122,547      170,235      82,498       116,852     164,539
10       188,052    500,000     500,000     500,000       94,416      136,573      197,751      90,144       132,301     193,479
11       212,406    500,000     500,000     500,000       100,460     151,326      228,547      96,901       147,766     224,987
12       237,977    500,000     500,000     500,000       105,440     165,999      262,260      102,592      163,151     259,412
13       264,827    500,000     500,000     500,000       109,251     180,557      299,360      107,115      178,421     297,224
14       293,020    500,000     500,000     500,000       111,769     194,965      340,435      110,345      193,541     339,011
15       322,622    500,000     500,000     500,000       112,853     209,195      386,240      112,141      208,483     385,528
16       353,704    500,000     500,000     500,000       112,918     224,344      439,887      112,918      224,344     439,887
17       386,340    500,000     500,000     520,979       111,196     239,454      500,941      111,196      239,454     500,941
18       420,608    500,000     500,000     586,021       107,464     254,559      568,952      107,464      254,559     568,952
19       456,590    500,000     500,000     657,253       101,461     269,720      644,365      101,461      269,720     644,365
20       494,370    500,000     500,000     735,376       92,888      285,033      728,095      92,888       285,033     728,095


                          APPENDIX B - RATES OF RETURN

From time to time, We may report different types of historical performance for the Investment Options available under the Policy. We may report the average annual total returns of the funds over various time periods. Such returns will reflect the operating expenses (including management fees) of the funds, but not deductions at the Separate Account or Policy level for Risk Charges and Policy expenses, which, if included, would reduce performance. See Section 4- Expenses for a discussion of the charges and deductions from a Policy.

At the request of a purchaser, BMA will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Separate Account for the Risk Charge in addition to the deductions of fund expenses, but does not include other charges under the Policy; or (ii) an illustration of Accumulation Values and Cash Surrender Values as of the performance reporting date for a hypothetical Insureds of given Age, gender, risk classification, Premium level and Initial Specified Amount. The illustration will based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the purchaser. The Cash Surrender Value figures will assume all fund charges, the Risk Charge, and all other Policy charges are deducted. The Accumulation Value figures will assume all charges except the surrender Charges are deducted.

We may also distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the Investment Options to established market indices, such as the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Investment Options being compared.

The chart below shows the Effective Annual Rates of Return of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses of the funds). These rates do not reflect the Risk Charge assessed. The rates do not reflect deductions from Premiums or Monthly Deductions assessed against the Accumulation Value of the Policy, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see Section 4. Expenses.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, Appendix A - Illustration of Policy Values).

THE RATES OF RETURN SHOWN ARE NOT INDICATIVE OF FUTURE PERFORMANCE. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.


============================================================================================================================
                                                                          Portfolio
                                                                          Inception                           10 Years/
Investment Option                                                         Date      1 Year        5 Years Since Inception
============================================================================================================================
============================================================================================================================
INVESTORS MARK SERIES FUND, INC.
============================================================================================================================
============================================================================================================================
     Intermediate Fixed Income.........................................     11/13/97      10.77%      N/A         5.35%
============================================================================================================================
============================================================================================================================
     Mid Cap Equity....................................................     11/13/97      26.92%      N/A        12.82%
============================================================================================================================
============================================================================================================================
     Money Market......................................................     11/13/97       5.83%      N/A         5.17%
============================================================================================================================
============================================================================================================================
     Global Fixed Income...............................................     11/13/97       9.46%      N/A         5.72%
============================================================================================================================
============================================================================================================================
     Small Cap Equity..................................................     11/13/97      -2.69%      N/A         8.33%
============================================================================================================================
============================================================================================================================
     Large Cap Growth..................................................     11/13/97     -12.03%      N/A        15.88%
============================================================================================================================
============================================================================================================================
     Large Cap Value...................................................      12/2/97       8.79%      N/A         3.65%
============================================================================================================================
============================================================================================================================
     Growth & Income...................................................     11/12/97      15.79%      N/A        15.64%
============================================================================================================================
============================================================================================================================
     Balanced..........................................................     11/17/97       8.42%      N/A         3.23%
============================================================================================================================
============================================================================================================================
BERGER INSTITUTIONAL PRODUCTS TRUST
============================================================================================================================
============================================================================================================================
     Berger IPT-International..........................................       8/1/97     -10.18%      N/A         8.31%
============================================================================================================================
=================================================================================================================================
THE ALGER AMERICAN FUND
=================================================================================================================================
=================================================================================================================================
     Alger American Growth......................................................      1/9/89     14.77%    19.19%      20.45%
=================================================================================================================================
=================================================================================================================================
     Alger American Leveraged AllCap............................................     1/25/95    -24.83%    23.15%      30.86%
=================================================================================================================================
=================================================================================================================================
     Alger American MidCap Growth...............................................      5/3/93      9.18%    19.27%      22.57%
=================================================================================================================================
=================================================================================================================================
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
=================================================================================================================================





=================================================================================================================================
     VP Income & Growth.........................................................    10/30/97    -10.62%       N/A      12.28%
=================================================================================================================================
=================================================================================================================================
     VP Value...................................................................      5/1/96     18.14%       N/A      12.59%
=================================================================================================================================
=================================================================================================================================
DREYFUS STOCK INDEX FUND........................................................     9/29/89     -9.28%    17.98%      16.97%
=================================================================================================================================
=================================================================================================================================
DREYFUS VARIABLE INVESTMENT FUND
=================================================================================================================================
=================================================================================================================================
     Dreyfus VIF Disciplined Stock..............................................      5/1/96     -9.14%       N/A      17.60%
=================================================================================================================================
=======================================================================================================================
VARIABLE INSURANCE PRODUCTS FUND and VARIABLE INSURANCE PRODUCTS FUND II
=======================================================================================================================
=======================================================================================================================
     Fidelity VIP Overseas Portfolio*......................................  1/28/87    -19.34% 10.32%      9.22%
=======================================================================================================================
=======================================================================================================================
     Fidelity VIP Growth Portfolio * ......................................  10/09/86  -11.21%   19.19%     19.98%
=======================================================================================================================
=======================================================================================================================
     Fidelity VIP II Contrafund Portfolio * ...............................  1/03/95    -6.83%   17.72%     21.14%
=======================================================================================================================
=======================================================================================================================
INVESCO VARIABLE INVESTMENT FUNDS, INC.
=======================================================================================================================
=======================================================================================================================
     INVESCO VIF-High Yield...............................................   5/27/94     -11.68%   6.00%     7.50%
=======================================================================================================================
=======================================================================================================================
     INVESCO VIF-Equity Income............................................   8/10/94      4.87%   16.83%    17.78%
=======================================================================================================================
=======================================================================================================================
LAZARD RETIREMENT SERIES, INC.
=======================================================================================================================
=======================================================================================================================
     Lazard Retirement Small Cap..........................................   11/4/97     21.05%      N/A      6.33%
=======================================================================================================================

THE FIGURES SHOWN IN THIS CHART DO NOT REFLECT ANY CHARGES AT THE SEPARATE
ACCOUNT OR THE POLICY LEVEL.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Business Men's Assurance Company of America ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION
The Bylaws of the Company (Article IV) provide that:

Section 1: Indemnification. Each person who is or was a Director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Corporation as a right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expense (including attorneys' fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a Director, officer or employee of the Corporation, or if serving at the request of the Corporation, as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this Bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the Corporation may have to make different or further indemnifications with respect to the same or different persons or classes of persons.

Without limiting the foregoing, the Corporation is authorized to enter into an agreement with any Director, officer or employee of the Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, that arises by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, whether or not such indemnification would otherwise be provided for in this Bylaw, except that no such agreement shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

   The facing sheet

   The Prospectus consisting of 58 pages.

   Undertakings to file reports.

   The signatures.

   The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

1.         Resolution of the Board of Directors of the Company*
2.         Not Applicable
3.a.       Form of Principal Underwriter Agreement#
3.b.       Form of Selling Agreements**
3.c.       Schedule of Commissions**
4.         Not Applicable
5.a.       Last Survivor Flexible Premium Adjustable Variable Life
               Insurance Policy#
5.b.       Extension of Maturity Date Rider#
5.c.       Guaranteed Minimum Death Benefit Rider#
5.d.       Exchange Option Rider I#
5.e.       Exchange Option Rider II#
5.f.       Survivorship Term Rider#
6.a.       Articles of Incorporation of the Company*

6.b.       Bylaws of the Company*
7.         Not Applicable
8.a.       Form of Fund Participation Agreements**
8.b. Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company***
8.c. Form of Fund Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and
               the Company***
9.         Form of Reinsurance Agreement**
10.        Application Form#
11.        Powers of Attorney*

B.         Opinion and  of Counsel

C.         Consent of Actuary

D.         Consents of Independent Accountants

*Incorporated by reference to Form S-6 (File No. 333-52689) electronically filed on May 14, 1998.

**Incorporated by reference to Pre-Effective Amendment No. 1 (File No. 333-52689) electronically filed on August 28, 1998.

***Incorporated by reference to Post-Effective Amendment No. 3 (File No. 333-52689) electronically filed on May 1, 2000.

#Incorporated by reference to Form S-6 (File No. 333-46538) electronically filed on September 25, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Kansas City and State of Missouri on this 6th day of April, 2001.

                                            BMA VARIABLE LIFE ACCOUNT A
                                            Registrant

                                            By: BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA

                                            By: /s/ DAVID A. GATES
                                            ------------------------------


                                            BUSINESS MEN'S ASSURANCE
                                            COMPANY OF AMERICA


                                            By: /S/ EDWARD S. RITTER
                                            ----------------------------


Attest:

/S/ PEGGY M. HEIDKAMP
- ----------------------------
(Name)

VICE PRESIDENT, SALES OPERATIONS
- ----------------------------
Title



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                             TITLE                                       DATE
---------                                             -----                                       ----

Giorgio Balzer*                             Director, Chairman of the Board                     4/6/01
-------------------------                                                                        -------
Giorgio Balzer                              and Chief Executive Officer                            Date

Thomas Morton Bloch*                        Director                                            4/6/01
-------------------------                                                                        -------
Thomas Morton Bloch                                                                                Date

Mel G. Carvill*                             Director                                            4/6/01
-------------------------                                                                        -------
Mel G. Carvill                                                                                     Date

William Thomas Grant II *                   Director                                            4/6/01
-------------------------                                                                        -------
William Thomas Grant II                                                                            Date

Donald Joyce Hall, Jr.*                     Director                                            4/6/01
-------------------------                                                                        -------
Donald Joyce Hall, Jr.                                                                             Date

Renzo Isler*                                Director                                            4/6/01
-------------------------                                                                        -------
Renzo Isler                                                                                        Date





Allan Drue Jennings*                        Director                                            4/6/01
-------------------------                                                                        -------
Allan Drue Jennings                                                                                Date

David Woods Kemper*                         Director                                            4/6/01
-------------------------                                                                        -------
David Woods Kemper                                                                                 Date

John Kessander Lundberg*                    Director                                            4/6/01
-------------------------                                                                        -------
John Kessander Lundberg                                                                            Date

John Pierre Mascotte*                       Director                                            4/6/01
-------------------------                                                                        -------
John Pierre Mascotte                                                                               Date

Andrea Rabusin*                             Director                                            4/6/01
-------------------------                                                                        -------
Andrea Rabusin                                                                                     Date


/S/ ROBERT T. RAKICH                        Director, President and Chief                       4/6/01
-------------------------                                                                        -------
Robert Thomas Rakich                        Operating Officer                                      Date

/S/DAVID A. GATES                                                                                  4/6/01
-------------------------                   Vice President, General Counsel                      -------
David A. Gates                              and Secretary                                          Date

/S/ DAVID L. HIGLEY                         Senior Vice President & Chief                       4/6/01
-------------------------                                                                        -------
David L. Higley                             Financial Officer                                      Date

/S/ SUSAN A. SWEENEY                        Vice President - Treasurer &                        4/6/01
-------------------------                                                                        -------
Susan Annette Sweeney                       Controller                                             Date

*By: /S/ DAVID A. GATES
    --------------------
     Attorney-in-Fact

*By: /S/ ROBERT T. RAKICH
     --------------------
     Attorney-in-Fact

                            INDEX TO EXHIBITS

EX-99.B               Opinion and Consent of Counsel

EX-99.C               Consent of Actuary
EX-99.D               Independent Accountants' Consents